130


08002289

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Shangri-La Asia Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 12 2008
THOMSON REUTERS

FILE NO. 82- 05006 FISCAL YEAR 12-31-07

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 5/5/08

BEST AVAILABLE COPY

Exemption File No. 82-5006

2007

ANNUAL REPORT

SHANGRI-LA ASIA LIMITED



TABLE OF CONTENTS

CORPORATE INFORMATION

As at 1 April 2008

Board of Directors

Executive Directors

Mr KUOK Khoon Loong, Edward (Chairman)
Mr LUI Man Shing (Deputy Chairman)
Mr KUOK Khoon Ean
Mr Giovanni ANGELINI
Mr NG Si Fong, Alan

Non-Executive Directors

Madam KUOK Oon Kwong
Mr HO Kian Guan
Mr LEE Yong Sun
Mr Roberto V. ONGPIN
Mr Alexander Reid HAMILTON*
Mr WONG Kai Man*
Mr Timothy David DATTELS*
Mr Michael Wing-Nin CHIU*
Mr HO Kian Hock (Alternate to Mr HO Kian Guan)

* *Independent Non-Executive Directors*

Remuneration Committee

Mr KUOK Khoon Loong, Edward (Chairman)
Mr Alexander Reid HAMILTON
Mr WONG Kai Man

Audit Committee

Mr Alexander Reid HAMILTON (Chairman)
Mr HO Kian Guan
Mr WONG Kai Man

Company Secretary

Ms TEO Ching Leun

Auditor

PricewaterhouseCoopers
Certified Public Accountants
22nd Floor
Prince's Building
Central
Hong Kong

Registered Address

Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

Head Office and Principal Place of Business

21st Floor
CITIC Tower
No. 1 Tim Mei Avenue
Central
Hong Kong

Principal Share Registrar

Butterfield Fund Services (Bermuda) Limited
Rosebank Centre
11 Bermudiana Road
Pembroke
Bermuda

Branch Share Registrar in Hong Kong

Tricor Abacus Limited
26th Floor, Tesbury Centre
28 Queen's Road East
Wanchai
Hong Kong

Key Dates

Closure of Registers of Members
21 May 2008 to 23 May 2008, both dates inclusive

Annual General Meeting

23 May 2008

Payment of 2007 Final Dividend#

4 June 2008

Stock Code

The Stock Exchange of Hong Kong Limited
00069

Subject to shareholders' approval of the final dividend at the Annual General Meeting

Company's website: http://www.shangri-la.com
Financial information: http://www.ir.shangri-la.com

Awards and Recognition

Major Awards Won in 2008

- Best Hotel Brand for Business and Vacation in Asia, *Asiamoney*
- Golden Circle – Asia's Best Hotel Loyalty Programme, *Asiamoney*

Major Awards Won in 2007

- Best Hotel Brand for Business and Vacation in Asia, *Asiamoney*
- Golden Circle – Asia's Best Hotel Loyalty Programme, *Asiamoney*
- Best Business Hotel Brand in Asia Pacific, *Business Traveller (Asia Pacific)*
- Best Business Hotel Brand in China, *Business Traveller (China)*
- Best Hotel Chain, *Chinese Hurun Report (China)*
- Best Asia Pacific City and Resort Hotel Brands, *CEI Asia Pacific*
- Best MICE Sales Team, *CEI Asia Pacific*
- Best Luxury Hotel Brand, *TTG Asia*
- CHI, The Spa at Shangri-La – Spa Marketing of the Year, *Baccarat AsiaSpa Award*
- Best Hotel Chain in Asia and Best Hotel at Organising Conferences, *The Asset*
- Best Brand Campaign – Accommodation, *Travel Weekly China*



HOTEL AND PROJECT INFORMATION

1 Operating Hotels

a. Owned and managed by the Group (Total 42 hotels)		Group's Effective Interest as at 31 December 2007	Available Rooms
Hong Kong	Island Shangri-La	80%	565
	Kowloon Shangri-La	100%	700
Beihai, Mainland China	Shangri-La Hotel	100%	362
Beijing, Mainland China	Shangri-La Hotel	38%	670
	China World Hotel	50%	716
	Traders Hotel	50%	570
	Shangri-La's Kerry Centre Hotel	23.75%	487
Baotou, Inner Mongolia, Mainland China	Shangri-La Hotel	100%	360
Changchun, Mainland China	Shangri-La Hotel	90%	458
Chengdu, Mainland China	Shangri-La Hotel	80%	594
Dalian, Mainland China	Shangri-La Hotel	100%	563
Fuzhou, Mainland China	Shangri-La Hotel	100%	414
Guangzhou, Mainland China	Shangri-La Hotel	80%	704
Hangzhou, Mainland China	Shangri-La Hotel	45%	382
Harbin, Mainland China	Shangri-La Hotel	100%	342
Huhhot, Inner Mongolia, Mainland China	Shangri-La Hotel	100%	375
Qingdao, Mainland China	Shangri-La Hotel	100%	501
Shanghai, Mainland China	Pudong Shangri-La	100%	950
Shenyang, Mainland China	Traders Hotel	100%	588
Shenzhen, Mainland China	Shangri-La Hotel	51.3%	522
Wuhan, Mainland China	Shangri-La Hotel	92%	442
Xian, Mainland China	Golden Flower Hotel	100%	416
	Shangri-La Hotel	100%	397
Zhongshan, Mainland China	Shangri-La Hotel	51%	461
Cebu	Shangri-La's Mactan Resort & Spa	100%	543
Manila	Edsa Shangri-La	100%	625
	Makati Shangri-La	100%	699
Singapore	Shangri-La Hotel	100%	750
	Rasa Sentosa Resort	100%	459
	Traders Hotel	40.75%	546
Bangkok	Shangri-La Hotel	73.61%	799
Chiang Mai	Shangri-La Hotel	73.61%	281
Kota Kinabalu	Shangri-La's Rasa Ria Resort, Sabah	64.59%	420
	Shangri-La's Tanjung Aru Resort & Spa	40%	495
Kuala Lumpur	Shangri-La Hotel	52.78%	696
Penang	Traders Hotel	31.67%	443
	Golden Sands Resort	52.78%	395
	Shangri-La's Rasa Sayang Resort & Spa	52.78%	304
Jakarta	Shangri-La Hotel	25%	668
Surabaya	Shangri-La Hotel	10%	389
Fiji	Shangri-La's Fijian Resort & Spa, Yanuca	71.64%	436
Yangon	Traders Hotel	59.16%	262
	Total		21,749

b. Owned but not managed by the Group (Total 2 hotels)

		Group's Effective Interest as at 31 December 2007	Available Rooms
Hong Kong	Novotel Century Harbourview	30%	275
Shanghai, Mainland China	Portman Ritz-Carlton Hotel	30%	268
	Total		543

c. Owned by third parties but managed by the Group (Total 13 hotels)

		Available Rooms
Changzhou, Mainland China	Traders Fudu Hotel	378
Suzhou, Mainland China	Shangri-La Hotel	390
Manila	Traders Hotel	303
Taipei	Shangri-La's Far Eastern Plaza Hotel	420
Sydney	Shangri-La Hotel	563
Cairns	Shangri-La Hotel, The Marina	256
Putrajaya	Putrajaya Shangri-La	118
Kuala Lumpur	Traders Hotel	571
New Delhi	Shangri-La Hotel	320
Muscat	Shangri-La's Barr Al Jissah Resort & Spa	638
Dubai	Shangri-La Hotel	301
	Traders Hotel	250
Qaryat Al Beri, Abu Dhabi	Shangri-La Hotel	375
	Total	4,883

Hotel and Project Information

■ 2 Properties Under Development

a. Hotels owned and managed by the Group (Total 23 projects)		Group's Effective Interest as at 31 December 2007	Approximate Total Site Area (sqm)	Approximate Total Gross Floor Area (sqm)	Projected Rooms	No. of Apartments
Qingdao, Mainland China	Shangri-La Hotel (Valley Wing)	100%	Included in total for office and serviced apartment tower	41,280	196	13
Shenzhen, Mainland China	Futian Shangri-La	100%	11,458	79,247	548	53
Ningbo, Mainland China	Shangri-La Hotel	95%	22,516	77,750	564	60
Wenzhou, Mainland China	Shangri-La Hotel	75%	31,565	56,086	408	10
Guilin, Mainland China	Shangri-La Hotel	100%	48,285	52,100	430	
Manzhouli, Inner Mongolia, Mainland China	Shangri-La Hotel	100%	25,000	46,636	200	16
Beijing, Mainland China	China World Hotel (part of Mega Tower)	40.07%	N/A	68,776	275	
Shanghai, Mainland China	Shangri-La's Pudong Kerry Centre Hotel (part of composite development of Pudong Kerry Centre)	23.2%	N/A	101,398	574	140
Harbin, Mainland China	Shangri-La Hotel (Extension)	100%	4,092	22,701	164	
Lhasa, Mainland China	Shangri-La Hotel	100%	30,333	48,533	300	40
Zhoushan, Mainland China	Shangri-La Hotel	100%	28,541	35,893	280	
Sanya, Mainland China	Shangri-La Hotel	100%	179,111	70,999	535	
Ordos City, Mainland China	Shangri-La Hotel	100%	34,371	46,796	280	
Shanghai, Mainland China	Jing An Shangri-La	49%	N/A	62,353	328	
	Shangri-La's Jing An Kerry Centre Hotel (part of composite development of Jing An Kerry Centre)	49%	N/A	53,118	600	
Tianjin, Mainland China	Shangri-La Hotel (part of composite development of Tianjin Kerry Centre)	20%	N/A	80,841	700	30

Stage of Completion	Projected Opening	Address
Soft opened for business	Soft opened on 12 March 2008	9 Xiang Gang Zhong Lu, Qingdao 266071, The People's Republic of China
Interior finishing work in progress	Mid 2008	4088 Yi Tian Road, Futian District, Shenzhen 518048, The People's Republic of China
Interior finishing work in progress	Late 2008	8, JiangDong Street, JiangDong Section, Ningbo 315040, The People's Republic of China
Curtin wall installation work in progress	Late 2008	East Jiangbin Road (next to the Exhibition Centre), Wenzhou 325000, The People's Republic of China
Basement work in progress	Early 2009	No. 111-115, Head of Yushan Bridge, North of Second Ring Road, Guilin, Guangxi 541001, The People's Republic of China
Superstructure work in progress	Mid 2009	East of Tong He Road and North of Liu Dao Road, Manzhouli, Inner Mongolia, The People's Republic of China
Superstructure work in progress	Late 2009	1 Jian Guo Men Wai Avenue, Beijing 100004, The People's Republic of China
Piling work in progress	2010	No. 1039 Fangdian Road, Adjacent to the Shanghai New International Expo Centre, Pudong, Shanghai, The People's Republic of China
Design and concept planning stage	2010	555, You Yi Road, Harbin 150018, The People's Republic of China
Design and concept planning stage	2011	North of Norbulingka Road, Lhasa, Tibet, The People's Republic of China
Design and concept planning stage	2011	LKC-1-3, Lincheng New District, Zhoushan, The People's Republic of China
Design and concept planning stage	2011	Lot 8, Haitang Wan, Sanya, Hainan, The People's Republic of China
Design and concept planning stage	2011	Yingbin Road (East), Plaza Street (south), Dongsheng District, Ordos City, Inner Mongolia, The People's Republic of China
Foundation preparations work in progress	2011	1238 & 1288 Yanan Zhong Road, 1537 & 1565 Nanjing Xi Road, Jing An District, Shanghai, The People's Republic of China
Foundation preparations work in progress	2011	1238 & 1288 Yanan Zhong Road, 1537 & 1565 Nanjing Xi Road, Jing An District, Shanghai, The People's Republic of China
Foundation work in progress	2011	Junction of Liuwei Road and Liujing Road, Hedong District, Tianjin, The People's Republic of China

HOTEL AND PROJECT INFORMATION

2 Properties Under Development

a. Hotels owned and managed by the Group (Total 23 projects) (continued)		Group's Effective Interest as at 31 December 2007	Approximate Total Site Area (sqm)	Approximate Total Gross Floor Area (sqm)	Projected Rooms	No. of Apartments
Hefei, Mainland China	Shangri-La Hotel	100%	29,320	56,845	350	
Qinhuangdao, Mainland China	Shangri-La Hotel	100%	39,860	48,480	400	
Ulaanbaatar, Mongolia	Shangri-La Hotel	100%	30,000	47,752	220	30
The Philippines	Shangri-La's Boracay Resort & Spa	100%	125,421	45,969	174	45
Maldives	Shangri-La's Villingili Resort & Spa	70%	481,360	44,200	142	
	Traders Hotel, Malé	100%	3,121	22,400	100	
Paris, France	Shangri-La Hotel, Palais d'léna	100%	3,953	18,375	191	
New York, USA	Shangri-La Hotel	25.9%	929	31,401	196	
	Total				**8,155**	**437**

b. Hotels under operating lease and managed by the Group (Total 3 projects)		Group's Effective Interest as at 31 December 2007	Approximate Total Site Area (sqm)	Approximate Total Gross Floor Area (sqm)	Projected Rooms	No. of Apartments
Tokyo, Japan	Shangri-La Hotel	N/A	N/A	22,951	206	
Vienna, Austria	Shangri-La Hotel	N/A	N/A	15,760	202	
London, United Kingdom	Shangri-La Hotel at London Bridge Tower	N/A	N/A	16,932	175	
	Total				**583**	

Stage of Completion	Projected Opening	Address
Design and concept planning stage	2012	Qianshan Road, Hefei, Anhui, The People's Republic of China
Design and concept planning stage	2012	West Section of Hebei Street, Qinhuangdao, The People's Republic of China
Design and concept planning stage	2010	North East of National Amusement Park Place, Khoroo 1 of Sukhbaatar District, Ulaanbaatar, Monogolia
Superstructure work in progress	Late 2008	Barangay Yapak, Boracay Island, Malay, Aklan, Philippines 5608
Interior finishing work in progress	Late 2008	Villingili Island, Addu Atoll, Republic of Maldives
Design and concept planning stage	2010	Malé, Republic of Maldives
Conversion work in progress	Mid 2009	10 avenue d'Iena, 75116 Paris, France
Design and concept planning stage	Late 2010	108 East 53rd Street at Park Avenue, New York City, United States

Stage of Completion	Projected Opening	Address
Partitioning work in progress	Early 2009	1-8 Marunouchi, Chiyoda-ku, Tokyo, Japan
Design and concept planning stage	Early 2010	Schubertring, Bezirk, Vienna, Austria
Design and concept planning stage	2012	32 London Bridge Street, Southwark, London SEI, United Kingdom

HOTEL AND PROJECT INFORMATION

2 Properties Under Development

c. Investment properties owned by the Group (Total 6 projects)		Group's Effective Interest as at 31 December 2007	Approximate Total Site Area (sqm)	Approximate Total Gross Floor Area (sqm)	No. of Apartments
Qingdao, Mainland China	Office and serviced apartment tower	100%	13,099		130
	Office			16,602	
	Commercial			4,618	
	Service apartment			17,479	
Shanghai, Mainland China	Pudong Kerry Centre*	23.2%	58,949		
	Office			92,665	
	Commercial			37,230	
	Entrance hall			4,000	
	Jing An Kerry Centre*	49%	45,996		
	Office			79,100	
	Commercial			60,920	
Beijing, Mainland China	China World Trade Center Phase III (Mega Tower)*	40.07%	24,593		
	Office			168,012	
	Commercial			60,781	
Tianjin, Mainland China	Tianjin Kerry Centre*	20%	86,164		
	Residential			180,000	
	Office			134,000	
	Commercial			115,000	
Ulaanbaatar, Mongolia	Office tower	60%	4,400	34,925	

* Please refer to 2a for information of hotel portion

d. Hotels owned by third parties but managed by the Group (Total 19 projects)		Projected Rooms (Including apartments)	Projected Opening
Beijing, Mainland China	Traders Upper East	419	Mid 2008
Tainan, Taiwan	Shangri-La's Far Eastern Plaza Hotel	336	Late 2008
Vancouver	Shangri-La Hotel	118	Early 2009
Macau	Shangri-La Hotel	579	Mid 2009
	Traders Hotel	1,168	Mid 2009
Seychelles	Shangri-La's Long Island Resort & Spa	88	Mid 2009
Doha	Shangri-La Hotel	314	Mid 2009
	Traders Hotel	337	Mid 2009
Chicago	Shangri-La Hotel	222	Late 2009
Mumbai	Shangri-La Hotel	400	Late 2009
Bangalore	Palm Retreat Shangri-La	745	Late 2009
	Shangri-La Hotel	415	2010
	Traders Hotel	256	2010
Phuket	Shangri-La's Phuket Resort & Spa	316	2010
Kuwait	Shangri-La Hotel	270	2010
Las Vegas	Shangri-La Hotel	353	2010
Toronto	Shangri-La Hotel	212	2011
Miami	Shangri-La Hotel	147	2011
Urumqi, Mainland China	Traders Hotel	540	2011
	Total	**7,235**	

Stage of Completion	Projected Opening	Address
Superstructure work completed	Mid 2008	9 Xiang Gang Zhong Lu, Qingdao 266071, The People's Republic of China
Piling work in progress	Mid 2010	No. 1039 Fangdian Road, Adjacent to the Shanghai New International Expo Centre, Pudong, Shanghai, The People's Republic of China
Foundation preparations work in progress	2011	1238 & 1288 Yanan Zhong Road, 1537 & 1565 Nanjing Xi Road, Jing An District, Shanghai, The People's Republic of China
Superstructure work in progress	Late 2009	1 Jian Guo Men Wai Avenue, Beijing 100004, The People's Republic of China
Foundation work in progress	End 2011	Junction of Liuwei Road and Liujing Road, Hedong District, Tianjin, The People's Republic of China
Superstructure work completed	Mid 2008	South of Opera and Ballet Academic Theater, Khoroo 8 of Sukhbaatar District, Ulaanbaatar, Mongolia


Ulaanbaatar
Manzhouli
Harbin
Changchun
Huhhot
Urumqi
Baotou
Qinhuangdao
Shenyang
Beijing
Ordos City
Tianjin
Dalian
Qingdao
Tokyo
Xian
Changzhou
Hefei
Suzhou
Shanghai
Zhoushan
Lhasa
Hangzhou
Wuhan
Kuwait
Ningbo
Chengdu
New Delhi
Wenzhou
Dubai
Abu Dhabi
Doha
Guilin
Fuzhou
Taipei
Guangzhou
Zhongshan
Shenzhen
Tainan
Muscat
Hong Kong
Macau
Mumbai
Sanya
Chiangmai
Manila
Yangon
Bangkok
Bangalore
Boracay
Maldives
Cebu
Phuket
Penang
Kota Kinabalu
Kuala Lumpur
Putrajaya
Singapore
Seychelles
Jakarta
Surabaya


Vancouver
Toronto
Chicago
Las Vegas
New York
Miami
London
Paris
Vienna
Cairns
Fiji
Sydney

Shangri-La's Rasa Sayang Resort & Spa, Penang



sland Shangri-La, Hong Kong

FINANCIAL HIGHLIGHTS

	2007	2006	2007/2006	2005	2004	2003
	US$ Million	US$ Million	% Change	US$ Million	US$ Million	US$ Million
CONSOLIDATED						
Sales	**1,219**	1,003	22%	842	726	540
Profit attributable to the equity holders of the Company	**341**	202	69%	151	114	7
Dividends	**100**	76	32%	65	58	41
Total equity	**4,185**	2,975	41%	2,630	2,165	1,846
Net borrowings to total equity ratio	**20.5%**	41.0%	50%	33.0%	40.2%	57.7%
Earnings per share (in US cents)	**12.76**	7.97	60%	6.14	4.85	0.33
Dividends per share (in HK cents)	**27.00**	23.00	17%	20.00	19.00	14.00
Net assets (total equity) per share (in US dollars)	**1.45**	1.16	25%	1.04	0.90	0.85

Operating Profit Before Finance Costs* by Geographical Area



US$ Million
287
217
163
123
40
2007
2006
2005
2004
2003


* Before corporate expenses, fair value gains/losses on investment properties, gains/losses on financial assets held for trading and derivative financial instrument, amortisation of negative goodwill and other non-operating items



Hotel management
Other Areas
Singapore, Malaysia & Thailand
The Philippines
Mainland China
Hong Kong

Total Equity



US$ Million
4,185
2,975
2,630
2,165
1,846
2007
2006
2005
2004
2003

Share of Profit of Associates by Geographical Area



US$ Million
99
42
64
41
22
2007
2006
2005
2004
2003
Mainland China
Singapore, Malaysia & Thailand
Other Areas

Earnings Per Share



US Cents
12.76
7.97
6.14
4.85
0.33
2007
2006
2005
2004
2003

HOTEL OPERATING STATISTICS

Key performance indicators of hotels owned by subsidiaries and associates on an unconsolidated basis are:

Country	2007 Occupancy (%)	2007 Transient Room Rate (US$)	2007 RevPAR (US$)	2006 Occupancy (%)	2006 Transient Room Rate (US$)	2006 RevPAR (US$)
The People's Republic of China						
Hong Kong	77	280	211	81	273	216
Mainland China	67	140	92	70	126	87
Singapore	83	186	152	81	154	123
The Philippines	81	147	117	77	125	102
Malaysia	72	110	77	74	88	65
Thailand	74	153	108	76	131	97
Fiji	69	135	92	71	155	108
Indonesia	62	114	62	55	109	54
Myanmar	50	40	21	52	35	18
Total Group Average	71	152	105	73	135	96

Notes:

(i) The RevPAR of hotels under renovation has been computed by excluding the number of rooms under renovation. The 2007 RevPAR for the Hong Kong hotels includes numbers for the Novotel Century Harbourview, Hong Kong ("Novotel") which was only acquired in September 2006.

(ii) Performance indicators for 2006 and 2007 for hotels in Hong Kong and Malaysia include the Novotel and Shangri-La's Rasa Sayang Resort & Spa, Penang ("RSR"), respectively. The Group acquired a 30% equity interest in the Novotel in September 2006. RSR, a resort that was closed down since 1 December 2004 for redevelopment, re-opened for business in September 2006. The performance of the Shangri-La Hotel, Surabaya has not been included in these indicators.

(iii) Performance indicators for the hotels in Fiji from 2003 to 2005 have included Fiji Mocambo, Nadi which had been disposed by the Group in December 2005.

2005 Occupancy (%)	2005 Transient Room Rate (US$)	2005 RevPAR (US$)	2004 Occupancy (%)	2004 Transient Room Rate (US$)	2004 RevPAR (US$)	2003 Occupancy (%)	2003 Transient Room Rate (US$)	2003 RevPAR (US$)
76	248	188	71	207	157	45	188	113
72	112	78	72	99	72	56	86	49
81	123	98	77	111	84	56	105	63
77	110	85	71	101	70	59	92	57
73	74	54	73	64	46	58	59	36
79	117	89	81	111	87	57	103	55
77	123	105	65	97	80	63	92	60
51	103	48	47	94	40	39	92	32
47	34	15	48	33	15	37	34	12
73	117	84	71	102	73	55	90	52

OWNERSHIP STRUCTURE

As at 31 December 2007

Shangri-La Asia Limited





Operating Hotels

The People's Republic of China

Hong Kong
- 80% Island Shangri-La
- 100% Kowloon Shangri-La
- 30% Novotel Century Harbourview [1]

Mainland China
- 38% Shangri-La Hotel, Beijing
- 50% China World Hotel, Beijing
- 50% Traders Hotel, Beijing
- 30% Portman Ritz-Carlton Hotel, Shanghai
- 45% Shangri-La Hotel, Hangzhou
- 51.30% Shangri-La Hotel, Shenzhen
- 100% Golden Flower Hotel, Xian
- 100% Shangri-La Hotel, Beihai
- 90% Shangri-La Hotel, Changchun
- 100% Traders Hotel, Shenyang
- 100% Shangri-La Hotel, Qingdao
- 100% Shangri-La Hotel, Dalian
- 100% Pudong Shangri-La, Shanghai
- 100% Shangri-La Hotel, Harbin
- 92% Shangri-La Hotel, Wuhan
- 51% Shangri-La Hotel, Zhongshan
- 100% Shangri-La Hotel, Fuzhou
- 23.75% Shangri-La's Kerry Centre Hotel, Beijing
- 80% Shangri-La Hotel, Guangzhou
- 80% Shangri-La Hotel, Chengdu
- 100% Shangri-La Hotel, Baotou, Inner Mongolia
- 100% Shangri-La Hotel, Huhhot, Inner Mongolia
- 100% Shangri-La Hotel, Xian

The Philippines
- 100% Makati Shangri-La, Manila
- 100% Edsa Shangri-La, Manila
- 100% Shangri-La's Mactan Resort & Spa, Cebu

Malaysia
- 52.78% Shangri-La's Rasa Sayang Resort & Spa, Penang
- 52.78% Shangri-La Hotel, Kuala Lumpur
- 31.67% Traders Hotel, Penang
- 52.78% Golden Sands Resort, Penang
- 64.59% Shangri-La's Rasa Ria Resort, Kota Kinabalu
- 40% Shangri-La's Tanjung Aru Resort & Spa, Kota Kinabalu

Myanmar
- 59.16% Traders Hotel Yangon

Singapore
- 100% Shangri-La Hotel
- 100% Rasa Sentosa Resort
- 40.75% Traders Hotel

Thailand
- 73.61% Shangri-La Hotel, Bangkok
- 73.61% Shangri-La Hotel, Chiang Mai

Indonesia
- 25% Shangri-La Hotel, Jakarta
- 10% Shangri-La Hotel, Surabaya

Fiji
- 71.64% Shangri-La's Fijian Resort & Spa, Yanuca

Properties

The People's Republic of China
- 40.07% - 50% China World Trade Center, Beijing
- 50% Century Towers, Beijing
- 30% Shanghai Centre, Shanghai
- 100% Shangri-La Residences, Dalian
- 23.75% Beijing Kerry Centre, Beijing
- 24.75% Shanghai Kerry Centre, Shanghai
- 60% The Office Tower at Shangri-La Centre, Chengdu

Singapore
- 100% Shangri-La Apartments
- 100% Shangri-La Residences
- 40.75% Tanglin Mall
- 40.75% Tanglin Place

Malaysia
- 52.78% UBN Tower, Kuala Lumpur
- 52.78% UBN Apartments, Kuala Lumpur

Thailand
- 73.61% Chao Phya Tower, Bangkok

Properties Under Development

The People's Republic of China

Mainland China
- 100% Shangri-La Hotel, Qingdao (Valley Wing) [3] Office and serviced apartment tower, Qingdao
- 100% Futian Shangri-La, Shenzhen
- 100% Shangri-La Hotel, Manzhouli, Inner Mongolia
- 95% Shangri-La Hotel, Ningbo
- 75% Shangri-La Hotel, Wenzhou
- 100% Shangri-La Hotel, Guilin
- 100% Shangri-La Hotel, Zhoushan
- 40.07% China World Trade Center (Mega Tower), Beijing
- 20% Tianjin Kerry Centre, Tianjin
- 23.2% Pudong Kerry Centre, Shanghai
- 49% Jing An Kerry Centre, Shanghai
- 100% Shangri-La Hotel, Hefei
- 100% Shangri-La Hotel, Harbin (Extension)
- 100% Shangri-La Hotel, Ordos City
- 100% Shangri-La Hotel, Sanya
- 100% Shangri-La Hotel, Qinhuangdao
- 100% Shangri-La Hotel, Lhasa

Republic of Mongolia
- 60% Office tower, Ulaanbaatar [2]
- 100% Shangri-La Hotel, Ulaanbaatar

The Philippines
- 100% Shangri-La's Boracay Resort & Spa

Maldives
- 70% Shangri-La's Villingili Resort & Spa
- 100% Traders Hotel, Malé

France
- 100% Shangri-La Hotel, Palais d'léna, Paris

USA
- 25.9% Shangri-La Hotel, New York

Japan
- Shangri-La Hotel, Tokyo (Under operating lease)

United Kingdom
- Shangri-La Hotel at London Bridge Tower, London (Under operating lease)

Austria
- Shangri-La Hotel, Vienna (Under operating lease)

Land Held for Future Development

The People's Republic of China

Mainland China
- 100% Fuzhou

Fiji
- 71.64% Natadola Land

Malaysia
- 52.78% Palm Beach Land

Hotel Management
- 100% SLIM International Limited, Cook Islands
- 100% Shangri-La International Hotel Management Limited, Hong Kong
- 100% Shangri-La Hotel Management (Shanghai) Co. Ltd, The People's Republic of China
- 100% Shangri-La International Hotel Management Pte Ltd, Singapore
- 100% SLIM (USA) Inc., USA

Notes:
1. Rename to Hotel Jen on 1 March 2008.
2. Groups' effective interest changed from 60% to 51% with effect from 18 January 2008.
3. Shangri-La Hotel, Qingdao (Valley Wing) soft opened for business on 12 March 2008.

DIRECTORS AND SENIOR MANAGEMENT

Directors

Executive Directors

Mr KUOK Khoon Loong, Edward, aged 55, is the Chairman of the Company. He was appointed as an Executive Director of the Company in March 2003 and was appointed as the Chairman of the Company in August 2003. He was previously the Chairman of Kerry Properties Limited (a company listed on The Stock Exchange of Hong Kong Limited ("HKSE")) and a Director of Allgreen Properties Limited (a company listed on the Singapore Exchange Securities Trading Limited ("SGX-ST")). He is the Chairman and Managing Director of Shangri-La International Hotels (Pacific Place) Limited and Shangri-La Hotel (Kowloon) Limited, a Vice Chairman of Kerry Holdings Limited and the Chairman of Shangri-La International Hotel Management Limited. Mr KUOK is also the Chairman of the Board of Shang Properties, Inc. (a listed company in the Philippines). Prior to the merger of EDSA Properties Holdings Inc. (now known as Shang Properties, Inc.) and Kuok Philippine Properties, Inc., Mr KUOK was the Chairman of the Board of Kuok Philippine Properties, Inc. (a company previously listed in the Philippines). He has been with the Kuok Group since 1978. He has a Master's degree in Economics from the University of Wales in the United Kingdom. Mr KUOK is a brother of Madam KUOK Oon Kwong, a Director of the Company, and the cousin of Mr KUOK Khoon Ean, a Director of the Company, and Ms TEO Ching Leun, the Company Secretary of the Company.

Mr LUI Man Shing, aged 64, was appointed as an Executive Director of the Company in March 2002 and was elected as the Deputy Chairman of the Company in March 2007. Mr LUI joined the Kuok Group in 1977. He was previously Managing Director of Kerry (Thailand) Co. Ltd., a company incorporated in Thailand. In 1992, Mr LUI returned to Hong Kong to oversee the planning and development of the Kuok Group's investments and hotel projects in China. At present, he is the Vice Chairman and Managing Director of Shangri-La Hotel Public Company Limited, a company listed on the Stock Exchange of Thailand ("Thai-SE") and a Director of a number of companies within the Shangri-La Asia Group and the Kuok Group (including Kerry Holdings Limited and Kerry Trading Co. Limited).

Mr KUOK Khoon Ean, aged 52, was appointed as an Executive Director of the Company in April 2008. He was born in Malaysia and has been based in Hong Kong since 1997. He is a Director of Kerry Group Limited and Kerry Holdings Limited, which are the substantial shareholders of the Company. Mr KUOK is also the Executive Chairman of SCMP Group Limited (a company listed on the HKSE), an Independent Non-Executive Director of The Bank of East Asia, Limited (a company listed on the HKSE), a Director of The Post Publishing Public Company Limited (a company listed on the Thai-SE) and a Non-Executive Director of Wilmar International Limited (a company listed on the SGX-ST). In addition, he was an Independent Non-Executive Director of Phoenix Satellite Television Holdings Limited (a company listed on the HKSE) during the period from 5 June 2000 to 10 March 2005. Mr KUOK holds a Bachelor's degree in Economics from Nottingham University in the United Kingdom. He is the cousin of Mr KUOK Khoon Loong, Edward and Madam KUOK Oon Kwong, Directors of the Company, and the cousin of Ms TEO Ching Leun, the Company Secretary of the Company.





Directors and Senior Management

Mr Giovanni ANGELINI, aged 62, was appointed as an Executive Director of the Company in June 1999. He joined the Shangri-La Asia Group in August 1993 and at present, is the Managing Director and Chief Executive Officer of Shangri-La International Hotel Management Limited, a position that he has held since 1999, a Director of Kerry Holdings Limited and a Director of a number of companies within the Shangri-La Asia Group. Previously, he was the Vice President, Operations of Shangri-La Hotels and Resorts and the General Manager of Island Shangri-La, Hong Kong. He is an experienced hotel/hospitality industry operator and during his past 43 years in the industry, he has managed quality hotels in Hong Kong, Singapore, Korea, Mexico, Bermuda and in his native country, Italy.

Mr NG Si Fong, Alan, aged 54, was appointed as an Executive Director of the Company in August 2002. Mr NG is currently the Senior Group Director of Projects of Shangri-La International Hotel Management Limited, overseeing the Shangri-La Asia Group's new hotels developments and the refurbishment of existing hotels. Prior to taking up the current position in March 2002, Mr NG was the Project Director of Kerry Properties (H.K.) Limited and a Director of Kerry Project Management (H.K.) Limited, both wholly owned subsidiaries of Kerry Properties Limited. He joined the Kerry Group in 1990 and has since handled over thirty project developments, many of which have been the Kerry Group's signature projects, including hotels, top-end luxury residential developments and grade A commercial properties. Mr NG is a chartered engineer by profession and has over 29 years of experience in design, construction and project management of various types of building and civil engineering projects.

Non-Executive Directors

Madam KUOK Oon Kwong, aged 61, was appointed as a Non-Executive Director of the Company in November 1999. She is an Advocate & Solicitor (Barrister-at-Law) from Gray's Inn, London. In 1986, she was appointed Company Secretary of Shangri-La Hotel Limited, Singapore ("SHL") and held such position until July 1988. This appointment enabled her to gain experience in handling the corporate and legal affairs of a listed company and also in hotel operations. In 1988, she joined the Board of SHL and is currently its Executive Chairman. She was appointed as a Director of Allgreen Properties Limited (a company listed on the SGX-ST) in 1986. Madam KUOK is also a Director of a number of companies within the Shangri-La Asia Group including Shangri-La Hotel Public Company Limited, Thailand (a company listed on the Thai-SE) and Shangri-La Hotels (Malaysia) Berhad, Malaysia (a company listed on the Bursa Malaysia Securities Berhad ("BMSB") in which she currently holds the position of Managing Director) and certain subsidiaries of SHL. Madam KUOK is a sister of Mr KUOK Khoon Loong, Edward, a Director of the Company, and the cousin of Mr KUOK Khoon Ean, a Director of the Company, and Ms TEO Ching Leun, the Company Secretary of the Company.

Mr HO Kian Guan, aged 62, was appointed as a Non-Executive Director of the Company in May 1993. He is the Executive Chairman of the Keck Seng Group of companies including Keck Seng (Malaysia) Berhad (a company listed on the BMSB) and Keck Seng Investments (Hong Kong) Limited (a company listed on the HKSE). Mr HO is a Director of Parkway Holdings Limited (a company listed on the SGX-ST). He also serves on the boards of Shangri-La Hotel (Kowloon) Limited, Shangri-La International Hotels (Hangzhou) Limited, Shangri-La Hotel Limited, Singapore and Shangri-La Hotel Public Company Limited, Thailand (a company listed on the Thai-SE). He was previously a Director of Petaling Garden Berhad and Pelangi Berhad (both companies listed on the BMSB) and resigned from the posts in May and August 2006 respectively. He is a brother of Mr HO Kian Hock.

Mr LEE Yong Sun, aged 63, was appointed as a Non-Executive Director of the Company in December 2001. He is the Vice Chairman of Kerry Holdings Limited, a Director of Kerry Group Limited and a Director of China World Trade Center Company Limited (a company listed on the Shanghai Stock Exchange). He has been with the Kuok Group since 1971. He graduated from the University of Singapore with a degree in Accountancy (B. Acc. Honours). He is a Fellow of the Institute of Certified Public Accountants of Singapore, Certified Public Accountants of Australia and The Association of Chartered Certified Accountants.

Mr Roberto V. ONGPIN, aged 71, was appointed as a Non-Executive Director of the Company in August 2003. He is the Deputy Chairman of SCMP Group Limited and Director of E2-Capital (Holdings) Limited, both listed on the HKSE. He is also the Chairman of PhilWeb Corporation and ISM Communications Corporation and a Director of Philex Mining Corporation, all of which are listed companies on the Philippine Stock Exchange, Inc. He is also the Chairman of the following companies: Connectivity Unlimited Resource Enterprise, Inc. (CURE), Eastern Telecommunications Philippines, Inc. (ETPI), Alphaland Corporation, Developing Countries Investment Corp. and La Flor de La Isabela, Inc. Prior to 1979, Mr ONGPIN was the Chairman and Managing Partner of the SGV Group, the largest accounting and consulting firm in Asia. He was the Minister of Trade and Industry of the Republic of the Philippines from 1979 to 1986. He has an MBA from Harvard University and is a Certified Public Accountant (Philippines).







Directors and Senior Management

Mr Alexander Reid HAMILTON, aged 66, was appointed as an Independent Non-Executive Director of the Company in November 2001. He was previously an Independent Non-Executive Director of Imagi International Holdings Limited, COSCO International Holdings Limited, Man Sang International Limited and COSCO Pacific Limited, all listed on the HKSE. He is a Director of a number of companies including CITIC Pacific Limited, China COSCO Holdings Company Limited and Esprit Holdings Limited, all listed on the HKSE, a Director of JF China Region Fund, Inc. (a USA registered closed end fund quoted on the New York Stock Exchange) and was appointed as an Independent Non-Executive Director of China Central Properties Limited (a company listed on the AIM of London Stock Exchange) in April 2007. He is a member of the Institute of Chartered Accountants of Scotland, a fellow member of the Hong Kong Institute of Certified Public Accountants and a fellow member of the Institute of Directors. He was a Partner in Price Waterhouse for 16 years and has more than 20 years of audit and accounting experience. Mr HAMILTON is the Chairman of the Board's Audit Committee.

Mr WONG Kai Man, *BBS, JP,* aged 57, was appointed as an Independent Non-Executive Director of the Company in July 2006. He is an accountant with 32 years of audit, initial public offer and computer audit experience. He was a member of the Growth Enterprise Market Listing Committee of the HKSE from 1999 to 2003. He retired as an audit partner from PricewaterhouseCoopers, Hong Kong on 30 June 2005 and is currently the Director of two charity foundations: Victor and William Fung Foundation Limited and Li & Fung (1906) Foundation Limited. He is an Independent Non-Executive Director of SUNeVision Holdings Ltd., a company listed on the Growth Enterprise Market of the HKSE. He is also an Independent Non-Executive Director of SCMP Group Limited and China Construction Bank Corporation, both companies listed on the Main Board of the HKSE. In addition, he serves in a number of government committees and the board of certain non-government organisations. Mr WONG is a fellow of the Association of Chartered Certified Accountants, United Kingdom and a fellow of the Hong Kong Institute of Certified Public Accountants. He obtained his Bachelor of Science degree in Physics from the University of Hong Kong and Master of Business Administration degree from the Chinese University of Hong Kong.

Mr Timothy David DATTELS, aged 50, was appointed as an Independent Non-Executive Director of the Company in February 2004. Mr DATTELS is currently a Partner for TPG Capital, L.P., based in San Francisco with a focus on Asian investing. He serves as a Director of Parkway Holdings Limited, a company listed on the SGX-ST, and Sing Tao News Corporation Limited, a Hong Kong based media company listed on the HKSE. He was previously a Director of Shenzhen Development Bank Co., Ltd. (a company listed on the Shenzhen Stock Exchange) and resigned from the post in June 2006. He is a trustee of the Asian Art Museum of San Francisco and also serves on the Dean's Advisory Board of the Rotman School of Business at the University of Toronto as well as a member of the Asia Pacific Council of The Nature Conservatory. He has held various management positions at Goldman Sachs and was elected Partner in 1996. He was Head of Investment Banking for all Asian countries outside of Japan from 1996 to 2000 where he advised several of Asia's leading entrepreneurs and governments. He holds a BA (Honors) from The University of Western Ontario and an MBA from Harvard Business School.

Mr Michael Wing-Nin CHIU, aged 63, was appointed as an Independent Non-Executive Director of the Company in June 2007. Mr CHIU is currently the owner, president and chairman of Prima Donna Development Corporation, Prima Hotels Corporation and several wholly owned companies focused on the development, ownership and management of hotels and other real estate assets and interests in California, Oregon and Texas. He has extensive experience in the hotel *and the real estate industries. Prior to settling in the United* States in 1975, Mr CHIU held various management positions in a number of hotels in London, Seattle, Singapore, Penang, Fiji, Las Vegas, San Francisco, some of which were owned by members of the group of companies of which the Company forms part. He has amassed a prodigious record of service on university committees, councils and fund-raising campaigns. He is a trustee emeritus and presidential councillor of Cornell University, and has received several awards and honours in recognition of his contributions to the future of higher education and to the hospitality industry. Active in a number of organisations, he is a life-time trustee of the Cornell Hotel Society Foundation, Inc. and a member of the Dean's Advisory Board for the School of Hotel Administration of Cornell University. In addition, he also serves as the Vice Chairman of the Joint Advisory Board of Cornell Nanyang Institute of Hospitality Management, the Chairman of the Advisory Board of Banfi Vintners, Inc. Previously, Mr CHIU was a member of the National Advisory Board of the Citizen's Scholarship Foundation of America, a Paul Harris Fellow of Rotary International, a member of the Corporation of the Culinary Institute of America, and is an active member of La Chaîne des Rôtisseurs, San Francisco Chapter. Mr CHIU obtained his Bachelor of Science in Hotel Administration in 1966 from Cornell University in the United States and is a graduate of the Lausanne Hotel School, Switzerland.

Mr HO Kian Hock, aged 60, was appointed as an Alternate Director to Mr HO Kian Guan in November 2004. He is a Director and Deputy Chairman of Keck Seng Investments (Hong Kong) Limited (a company listed on the HKSE) and a Director of Keck Seng (Malaysia) Berhad (a company listed on the BMSB). He is an Alternate Director of Parkway Holdings Limited (a company listed on the SGX-ST). He is also an Alternate Director of Shangri-La Hotel (Kowloon) *Limited, Shangri-La International Hotels (Hangzhou) Limited* and Shangri-La Hotel Limited, Singapore (all are subsidiaries of the Company). He was previously an Alternate Director of Petaling Garden Berhad and Pelangi Berhad (both companies listed on the BMSB) and ceased to act in such capacity in May and August 2006 respectively. He is a brother of Mr HO Kian Guan.



Directors and Senior Management

Senior Management

Chief Financial Officer

Mr Madhu RAO, aged 56, joined Shangri-La International Hotel Management Limited in May 1988 as group financial controller. He was appointed chief financial officer of the Company in 1997. He is a Director of a number of companies within the Shangri-La Asia Group including Shangri-La Hotel Public Company Limited, Thailand. He was previously with a leading chartered accountancy practice in Mumbai, India for 17 years, including 12 years as partner. Mr RAO is a graduate of the University of Mumbai and a fellow member of the Institute of Chartered Accountants of India. He placed among the top 10 students India-wide at the intermediate and final chartered accountancy examinations in 1972 and 1974.

Chief Operating Officer

Mr Symon BRIDLE, aged 49, was Vice President prior to assuming the role of Chief Operating Officer. Previously, he has also held the positions of group director of operations as well as general manager posts at Island Shangri-La, Hong Kong and Shangri-La's Far Eastern Plaza Hotel, Taipei. Before joining the Group in 1990, Mr BRIDLE worked with luxury hotel groups in South Africa, including Southern Sun at the Johannesburg Sun & Towers and Westin Hotels at the Carlton Hotel, Johannesburg.

Company Secretary

Ms TEO Ching Leun, aged 47, was appointed as the Company Secretary of the Company in March 2008. Ms TEO holds an LL.B. (Honours) Degree from the National University of Singapore and an LL.M. Degree in Laws from the University of London. She is a Solicitor qualified in Hong Kong and has been admitted as a Solicitor of the Supreme Court of England and Wales and as an Advocate & Solicitor of the Supreme Court of Singapore. Ms TEO is the cousin of three Directors of the Company, Mr KUOK Khoon Ean, Mr KUOK Khoon Loong, Edward and Madam KUOK Oon Kwong.



Shangri-La Hotel, Xian

CHAIRMAN'S STATEMENT

On behalf of the Board, I present the fifteenth Annual Report of Shangri-La Asia Limited.

The year ended on a satisfactory note for the Group in terms of its financial performance. The Group's hotels and investment properties have experienced year-on-year increases in yields for three years in a row since 2004. Supported by this trend, the consolidated profit attributable to equity holders for the year ended 31 December 2007 was US$340.9 million (earnings per share US12.76 cents) compared to US$202.2 million (earnings per share US7.97 cents) for the year 2006. Profits were also enhanced by net credit from non-operating items in 2007 of US$142.6 million compared to US$52.2 million in 2006.

The Board recommends a dividend of HK12 cents per share. With the interim dividend of HK15 cents per share paid in 2007, the total dividend for 2007 is HK27 cents per share.

The Group has an aggressive programme for the development and operation of new hotels both owned and managed for third parties. As at 31 December 2007, the Group's portfolio comprised 57 hotels (27,175 rooms) owned and/or managed by the Group. Its development plans will see this number exceed 100 hotels (43,000 rooms) by 2012, requiring the deployment of considerable financial and managerial resources to this task. In this connection, the Group successfully completed a rights issue on 12 September 2007 through which it raised net proceeds of US$663 million. It had available lines of credit from banks of US$1,363.4 million on 31 December 2007 which, when supplemented by operating fund flows from its growing portfolio of owned hotels, should be adequate to fund its obligations on its development programmes. The Group is aggressively increasing the range and depth of its training programmes to nurture and promote talents from within to service its growth plans. The Group is firmly committed to maintaining its dominance in the luxury hotel segment in Asia and is establishing a presence in key high profile, gateway locations around the world which are of strategic business interest.

While most Asian economies have experienced unprecedented rates of GDP growth these past few years and the strengthening of their local currencies relative to the US dollar, the crisis that has manifested itself these past few months in the financial markets in North America and to some extent Europe, is creating increasing uncertainty about its effects on the health of the global and regional economies. Thus far the Group's hotels have not experienced any slow down in their businesses from these important source markets. Further, the staging of the Olympics in Beijing in August 2008 will clearly positively impact the performance of the Group's hotels in Mainland China as travel volumes (both overseas arrivals and domestic travelers) continue to surge in the run-up to this major event. In general, the Group remains cautiously optimistic about its financial performance for 2008.

On behalf of the Board, I would like to thank the management and staff of the Group for their dedication and hard work.

KUOK Khoon Loong, Edward
Chairman

Hong Kong, 1 April 2008

Management Discussion and Analysis

1. PERFORMANCE REVIEW

The Group's main business comprises the ownership and management of hotels. It also has ownership interests in investment properties i.e. office properties, service apartments and retail spaces. The Group also manages hotels for third party owners. The Group's focus has been the luxury segment of the hotel market in Asia, in particular Mainland China.

As at 31 December 2007, the Group has equity interests in 44 operating hotels (2006: 38) comprising 22,292 available guest rooms (2006: 19,774). This includes the Portman Ritz-Carlton Hotel, Shanghai (the "Portman") and the Novotel Century Harbourview, Hong Kong (the "Novotel") which were not managed by the Group; and the Shangri-La Hotel, Surabaya in which the Group has 10% interest.

The year witnessed further improvements in the financial performance of the Group's hotels on the back of robust travel demand (both commercial and leisure) within and to the Asian region. The Group continued its planned roll-out of new hotels and extensions to some of the existing hotels. In the aggregate, 2,943 rooms were added to the inventory of which 2,572 rooms were in Mainland China. Please refer to section headed "Development Programmes" for details of additions to the inventory of hotel rooms.

In general, the performance of the Group's investment properties also showed improvement across the board.

(a) Revenues

Hotel Operation

On an unconsolidated basis, room revenues accounted for nearly 55% while food and beverage revenues accounted for nearly 39% of the revenues from hotel operation. Room revenues at US$864.1 million represented a 19% year on year growth while food and beverage revenues at US$607.0 million represented a 20% year on year growth.

Room revenues increased due to an overall improvement in room yields (Revenue Per Available Room or RevPAR) and the addition to the inventory of hotel rooms following the opening of new hotels/ extensions.

MANAGEMENT DISCUSSION AND ANALYSIS

Key performance indicators of the Group on an unconsolidated basis are:

Geographical analysis

Country	2007 Occupancy (%)	2007 Weighted Average Transient Room Rate (US$)	2007 RevPAR (US$)	2006 Occupancy (%)	2006 Weighted Average Transient Room Rate (US$)	2006 RevPAR (US$)
The People's Republic of China						
Hong Kong	**77**	**280**	**211**	81	273	216
Mainland China (overall)	**67**	**140**	**92**	70	126	87
Singapore	**83**	**186**	**152**	81	154	123
The Philippines	**81**	**147**	**117**	77	125	102
Malaysia	**72**	**110**	**77**	74	88	65
Thailand	**74**	**153**	**108**	76	131	97
Fiji	**69**	**135**	**92**	71	155	108
Indonesia	**62**	**114**	**62**	55	109	54
Myanmar	**50**	**40**	**21**	52	35	18
Group	**71**	**152**	**105**	73	135	96

Notes:

(i) The RevPAR of hotels under renovation has been computed by excluding the number of rooms under renovation. The 2007 RevPAR for the Hong Kong hotels includes numbers for the Novotel which was only acquired in September 2006.

(ii) Performance indicators for 2006 and 2007 for hotels in Hong Kong and Malaysia include the Novotel and Shangri-La's Rasa Sayang Resort & Spa, Penang ("RSR"), respectively. The Group acquired a 30% equity interest in the Novotel in September 2006. RSR, a resort that was closed down since 1 December 2004 for redevelopment, re-opened for business in September 2006. The performance of the Shangri-La Hotel, Surabaya has not been included in these indicators.

Comments on performance by geography:

The People's Republic of China ("PRC")

Hong Kong

Led by a 12% increase in room rates, the two Shangri-La hotels recorded a 9% increase in RevPAR over 2006.

The Novotel was extensively refurbished in 2007 and relaunched as Hotel Jen on 1 March 2008.

Mainland China

In the aggregate, the hotels recorded a RevPAR increase of 6% over 2006. In general, demand continued to be strong which enabled some hotels to achieve RevPAR increases ranging from 17% to 51%. The RevPAR increases across the board were supported by increases in achieved average rates ranging from 4% to 26%.

Singapore

Business at the Group's Singapore hotels continued to improve with combined revenues increasing by 21%.

The Philippines

The performance of the Group's hotels continued to improve in line with the overall economic environment of the country.

Malaysia

The Group's hotels and resorts benefited from a strong improvement in demand during the year. Combined revenues increased by 29%, including the full year's contribution from Shangri-La's Rasa Sayang Resort & Spa, Penang which re-opened since September 2006 and was repositioned as a high-end resort.

Thailand

Weighted average room rate and RevPAR of the Shangri-La Hotel, Bangkok increased by 17% and 12%, respectively.

Fiji, Indonesia and Myanmar

Performance of the Group's hotels in Jakarta and Yangon recorded good year on year improvement supported by increases in their RevPAR. The performance of the Group's hotel in Fiji is beginning to turnaround following the setback in the last quarter of 2006 caused by the country's uncertain political environment.

Hotel Management

Except for the Novotel and the Portman, all the other 42 hotels in which the Group has equity interests are managed by the hotel management arm, SLIM International Limited and its subsidiaries ("SLIM"). In addition, SLIM also had hotel management agreements in respect of 13 operating hotels (4,883 available rooms) owned by third parties as at 31 December 2007.

Aided by the continuing growth of business and successful signing of new management agreements, SLIM recorded a 56% increase in revenues on consolidation, after elimination of revenues earned from fellow subsidiaries.

On 1 July 2007, SLIM ceased the management of the Traders Hotel, Kunshan in Mainland China following a sale of controlling interest in that hotel.

On 12 August 2007, the 375-room Shangri-La Hotel, Qaryat Al Beri, Abu Dhabi soft-opened for business.

In 2007, SLIM signed five new hotel management agreements for hotel projects owned by third parties:

- 419-room Traders Upper East Hotel, Beijing (opening in mid 2008)
- 257-room Traders Hotel, Doha (opening in mid 2009)
- 400-room Shangri-La Hotel, Mumbai (opening end 2009)
- 270-room Shangri-La Hotel, Kuwait (opening end 2010)
- 212-room Shangri-La Hotel, Toronto, Canada (opening in mid 2011)

With these, SLIM has management agreements on hand for 32 hotels (including those under development) owned by third parties.

Property Rentals

The Group's investment properties are located principally in Shanghai and Beijing and are owned by associates.

Most of the properties recorded favourable increase in yields, save for the yields of the serviced apartments in the Beijing Kerry Centre and Shanghai Kerry Centre and the office space in Changchun which recorded a decline by 2%, 24% and 8%, respectively. The commercial space in Singapore underwent renovation in 2007 resulting in a decline in yield by 9%.

On 21 August 2007, the office tower adjacent to the Shangri-La Hotel, Chengdu soft-opened for business.

(b) Consolidated Profits

Profits were favourably affected by a partial reversal of provision for deferred tax liabilities due to the recent reduction in the corporate income tax rate from 33% to 25% in Mainland China which took effect from 1 January 2008. The amount in respect of subsidiaries was US$10.0 million, both before and after adjustment for minority interests, and in respect of associates the Group's effective share was US$30.2 million.

For subsidiaries, depreciation charges (after minority interests) were higher at US$119.1 million compared to US$101.8 million in 2006.

Total pre-opening expenses and amortisation of land use rights of subsidiaries (after minority interests) and including share of associates of these expenses increased by US$17.4 million and US$1.8 million respectively, over 2006.

Consolidated Profit Attributable to Shareholders

For the year ended 31 December

	2007 US$ Million	2006 US$ Million	% Change
Company & Subsidiaries			
Hotel Operation	**203.8**	150.6	35%
Property Rentals	**8.6**	6.6	32%
Hotel Management	**14.1**	3.0	364%
Associates			
Hotel Operation	**26.5**	21.2	25%
Property Rentals	**33.4**	32.7	2%
Operating Profit After Tax	**286.4**	214.1	34%
Less:			
– Corporate expenses net	**(13.6)**	(11.0)	(24%)
– Pre-opening expenses and amortisation of land use rights for projects	**(31.1)**	(11.8)	(163%)
– Net finance costs on corporate bank borrowings	**(43.0)**	(38.5)	(12%)
– Interest expenses on convertible bonds	**(0.4)**	(2.8)	86%
Profit before Non-Operating Items (after tax and minority interests)	**198.3**	150.0	32%

	2007 US$ Million	2006 US$ Million	% Change
Non-Operating Items (after tax and minority interests)			
– Fair value gains on investment properties	**69.2**	57.7	20%
– Realised and unrealised gains on financial assets held for trading	**19.4**	18.2	6%
– Fair value losses on derivative financial instruments – interest-rate swap contracts	**(10.4)**	(10.4)	–
– Gains on disposal of partial interests in subsidiaries	**9.1**	–	NM
– Reversal of provision for deferred tax liabilities due to reduction in corporate income tax in Mainland China	**40.2**	–	NM
– Interest on land cost deposit	**1.3**	–	NM
– Loss arising from the implementation of the share reform scheme of an associate	**–**	(14.7)	NM
– Excess of net assets over the cost of acquisition of additional interest in a subsidiary	**–**	0.7	NM
– Goodwill impairment	**–**	(1.0)	NM
– Impairment loss on properties under development	**–**	(1.5)	NM
– Expenses on share options granted	**(2.5)**	(4.4)	44%
– Tax refund on re-investment of dividend from a subsidiary and an associate in Mainland China	**3.2**	7.6	(58%)
– Waiver of debt by a minority shareholder	**2.4**	–	NM
– Fair value gains on loans from minority shareholders	**10.7**	–	NM
Total of non-operating items	**142.6**	52.2	174%
Profit attributable to shareholders of the Group	**340.9**	202.2	69%

Notes:

1. Interest expenses of operating units' bank borrowings and deferred tax provision are included in operating results.
2. All balances stated are net of share of minority interests.
3. Profit of the hotel management group is stated before elimination of revenue earned from fellow subsidiaries and operating results of the subsidiaries are stated before elimination of management fees charged by the hotel management group.

NM: Not Meaningful

2. CORPORATE DEBT AND FINANCIAL CONDITIONS

Two corporate bank loans totaling HK$800 million were repaid in 2007 while the availability periods of three corporate bank loans totaling HK$1,800 million and US$100 million were extended, providing additional lines of credit. At the subsidiaries level, subsidiaries in Mainland China contracted new five-year term bank loans totaling US$96.66 million, a seven-year term loan and a one-year short term loan of Renminbi 30 million and Renminbi 70 million, respectively. Other subsidiaries contracted bank loans aggregating to equivalent US$201.4 million.

On 12 September 2007, the Group completed a rights issue of ordinary shares resulting in 287,686,945 new shares being issued at HK$18 per share. Gross proceeds on the issue were approximately HK$5,178 million with issued expenses amounting to approximately HK$42 million. A substantial part of the net proceeds of HK$5,069 million (equivalent to US$654.1 million) were immediately applied to repay corporate bank borrowings.

The net borrowings (total of bank loans, overdrafts, convertible bonds less cash and cash equivalents) to total equity ratio improved from 41.0% as at 31 December 2006 to 20.5% as at 31 December 2007.

The Group has satisfactorily complied with all covenants under its borrowing agreements.

The analysis of borrowings outstanding as at 31 December 2007 is as follows:

	Maturities of Borrowings Contracted as at 31 December 2007				
			Repayment		
(US$ Million)	Within 1 year	In the 2nd year	In the 3rd to 5th year	After 5 years	Total
Borrowings					
Corporate bank loans	38.7	–	692.5	–	731.2
Project bank loans and overdrafts	53.2	18.1	427.4	16.0	514.7
Total	**91.9**	**18.1**	**1,119.9**	**16.0**	**1,245.9**
Undrawn but committed facilities					
Bank loans and overdrafts	**170.0**	**2.3**	**1,163.1**	**28.0**	**1,363.4**

Except for the bank loans of a non-wholly owned subsidiary of Renminbi 197 million and HK$200 million (approximately equivalent to total US$52.8 million) which are secured by the rights and benefits of the insurance policies on the hotel property owned by that subsidiary, all other loans are unsecured.

The currency-mix of the borrowings and cash and bank balances as at 31 December 2007 is as follows:

(US$ Million)	Borrowings	Cash and Bank Balances
In Hong Kong dollars	739.7	51.8
In US dollars	391.5	131.5
In Renminbi	48.2	144.4
In Singapore dollars	2.8	7.3
In Philippine Pesos	19.2	12.1
In Malaysian Ringgit	44.1	7.3
In Thai Baht	–	24.7
In Fiji dollars	–	5.3
In Euros	–	1.9
In other currencies	0.4	0.4
	1,245.9	**386.7**

Excepting the loans in Renminbi which carry interest at rates specified by The People's Bank of China from time to time, all the borrowings are at floating interest rates.

The Group executed proportionate guarantees in favour of banks for securing banking facilities granted to certain associates. The Group also executed a counter guarantee in favour of the major shareholder of an associate which had provided full guarantee in favour of a bank for securing banking facilities granted to the associate. The utilised amount of such facilities covered by the Group's guarantees for these associates as at 31 December 2007 amounts to US$46,332,000 (2006: US$41,039,000).

The Group executed a performance guarantee in favour of the owner of a hotel in Sydney for the financial performance of the hotel under a management contract. The maximum cumulative amount of liability under such guarantee as at 31 December 2007 is A$4,537,000 (equivalent to US$4,080,000) (2006: A$5,376,000 (equivalent to US$4,251,000)).

The Group executed a performance guarantee in favour of the Government of the Republic of Maldives for the development of a resort in Maldives in accordance with an agreed work plan. The guarantee is valid until 30 September 2008 and will be discharged no later than 30 days following the date of completion of the resort in accordance with the agreement. The maximum cumulative amount of liability under such guarantee as at 31 December 2007 is US$4,375,000 (2006: US$4,375,000).

The Group executed guarantees for securing standby documentary credit granted by banks in favour of a subsidiary and an associate of up to the amount of US$20,000,000 (2006: Nil) and US$22,000,000 (2006: Nil), respectively. These facilities were undrawn as at 31 December 2007.

MANAGEMENT DISCUSSION AND ANALYSIS

3. TREASURY POLICIES

Treasury policies aimed at minimising interest and currency risk have been consistently followed by the Group:

(a) Minimise Interest Risk

Intragroup financing between subsidiaries in Mainland China by way of entrusted loan agreements through local banks increased from Renminbi 121 million as at 31 December 2006 to Renminbi 211 million as at 31 December 2007 with an estimated net cost of 0.41% per annum which is substantially lower than the interest spread between the Renminbi deposit rate and borrowing rate.

The Group has also endeavoured to hedge its medium term interest rate risk by entering into HIBOR and LIBOR interest-rate swap contracts at a reasonable price. In January 2007, the Group contracted a new seven-year HIBOR interest-rate swap contract for a principal amount of HK$300 million. As at 31 December 2007, the Group had outstanding contracts for total value of HK$4,760 million (at fixed interest rates ranging between 4.28% and 4.63% per annum) and US$100 million (at a fixed interest rate of 4.70% per annum). The interest cover continues through January 2014. Including contracts on hand and the Renminbi bank loans, the Group has fixed its interest liability on 61% of its loans outstanding.

(b) Minimise Currency Risk

There is a natural economic hedge to the extent that all the Group's business units in Hong Kong, Mainland China, Singapore and Malaysia derive their revenues (and most of the expenses associated therewith) in local currencies. Given the continued strengthening of the Philippines Peso, the Group's hotels have gradually commenced quoting room tariffs in the local currency effective January 2008. It is the Group's endeavour, wherever and to the extent possible, to quote tariffs in the stronger currency and maintain bank balances in that currency, if legally permitted.

Also, to the extent legally permitted, the Group's subsidiaries in Mainland China contracted for new bank loans in US dollars in 2007, though this is no longer possible going forward under the changed policy.

The Group has not felt it appropriate to substantially hedge against currency risks through forward exchange contracts upon consideration of the currency risks involved and the cost of obtaining such cover.

4. INVESTMENT PROPERTIES VALUATIONS

Investment properties continue to be stated at fair value. All changes in the fair value of investment properties from one balance sheet date to the next will be reported in the income statement. Investment properties are stated at professional valuations carried out by the following independent firms of professional valuers as at 31 December 2007:

CB Richard Ellis Limited, DTZ Debenham Tie Leung Limited and Chesterton Petty Limited	: For properties in Mainland China
Colliers International Consultancy & Valuation (Singapore) Pte Ltd and DTZ Debenham Tie Leung (SEA) Pte Limited	: For properties in Singapore
W.M. Malik & Kamaruzaman	: For properties in Malaysia

5. FINANCIAL ASSETS HELD FOR TRADING – TRADING SECURITIES

The portfolio of these securities was valued at US$71.7 million as at 31 December 2007. This included an unrealised gain of US$21.1 million before minority interests (US$19.4 million after minority interests). The portfolio included 10,867,055 ordinary shares in the Company with a market value of US$34.6 million.

6. DEVELOPMENT PROGRAMMES

During the year, the following developments were completed and opened for business:

- The Shangri-La Hotel, Guangzhou which comprises 704 guest rooms and 26 serviced apartments opened for business on 27 January 2007.
- The Valley Wing of Shangri-La Hotel, Beijing which consists of 142 guest rooms opened for business on 8 March 2007.
- The Shangri-La Hotel, Chengdu which comprises 594 guest rooms and 26 serviced apartments; and the adjacent office tower opened for business on 20 May 2007 and 21 August 2007, respectively.
- The Shangri-La Hotel, Huhhot which consists of 375 guest rooms and 11 serviced apartments opened for business on 21 August 2007.
- The Shangri-La Hotel, Xian which comprises 397 guest rooms opened for business on 16 September 2007.
- The Shangri-La Hotel, Baotou which comprises 360 guest rooms and 11 serviced apartments opened for business on 1 November 2007.
- The 90-room extension at Shangri-La's Rasa Ria Resort, Sabah opened for business on 20 December 2007.
- The Shangri-La Hotel, Chiang Mai which comprises 281 guest rooms opened for business on 22 December 2007.

The Valley Wing of Shangri-La Hotel, Qingdao which consists of 196 guest rooms and 13 serviced apartments opened for busienss on 12 March 2008.

Development work on the following projects is on-going:

	Group's Interest	Hotel Rooms	Serviced Apartments	Projected Opening
Hotels in Mainland China				
Futian Shangri-La, Shenzhen	100%	548	53	Mid 2008
Shangri-La Hotel, Ningbo	95%	564	60	Late 2008
Shangri-La Hotel, Wenzhou	75%	408	10	Late 2008
Shangri-La Hotel, Guilin	100%	430	-	Early 2009
Shangri-La Hotel, Manzhouli	100%	200	16	Mid 2009
China World Hotel, Beijing (Mega Tower)	40.07%	275	-	Late 2009

Management Discussion and Analysis

	Group's Interest	Hotel Rooms	Serviced Apartments	Projected Opening
Hotels in other countries				
Shangri-La's Boracay Resort & Spa, The Philippines	100%	174	45	Late 2008
Shangri-La's Villingili Resort & Spa, Maldives	70%	142	–	Late 2008
Shangri-La Hotel, Tokyo, Japan	Operating lease	206	–	Early 2009
Shangri-La Hotel, Palais d'Iéna, Paris, France	100%	191	–	Mid 2009
Shangri-La Hotel at London Bridge Tower, London, United Kingdom	Operating lease	175	–	2012
Other projects				
Office Tower, Ulaanbaatar, Republic of Mongolia	51%*	N/A	N/A	Mid 2008
Office and serviced apartment Tower, Qingdao	100%	N/A	130	Mid 2008
Composite development (with 1 hotel), Pudong, Shanghai	23.20%	574	140	2010
Composite development (with 1 hotel), Tianjin	20%	700	30	2011
Composite development (with 2 hotels), Jingan, Shanghai	49%	928	–	2011

* Group's effective interest changed from 60% to 51% with effect from 18 January 2008.

The following development work was initiated by the Group in 2007:

– In May, the Group entered into development and operating agreements to construct a 196-room luxury Shangri-La Hotel, New York in the Park Avenue corridor of Midtown Manhattan and will operate the property under a long-term hotel management agreement. In addition, 17 ultra high-end residential condominiums ranging from 1,500 to 3,000 square feet will occupy the top floors of the tower. The Group has 25.9% interest in the entire project. The development is scheduled to open in late 2010.

– In May, the Group entered into a long-term operating lease agreement for the 202-room deluxe Shangri-La Hotel, Vienna, opening early 2010. The hotel will be located in the former Erste Bank headquarters on the Schubertring in the city's 1st district, Bezirk, within walking distance of upscale shopping, fine dining and other local attractions. Project planning is on-going.

– In June, the Group entered into a shareholders' agreement with MCS Holding LLC, a local company which currently holds 49% interest in the Group's office tower project in Ulaanbaatar, for the establishment of a project company in which the Group will ultimately have a 75% interest. The project company will invest in a 220-room Shangri-La hotel development in Ulaanbaatar to be completed by end 2010.

- In October, a wholly owned subsidiary of the Group acquired from a wholly owned subsidiary of Kerry Properties Limited the entire equity interest in a project company together with the underlying land use rights contract for a 400-room hotel development in Qinhuangdao, Mainland China, scheduled to be opened in 2012.

- In October, the Group was awarded a 25-years land lease agreement for a piece of land in Malé, Maldives pursuant to a bid for a minimum 200-beds hotel development. The hotel is scheduled to open in 2010.

- The Group has also been successful in securing the following land use rights through land auctions in Mainland China:

  - in July for a 350-room hotel development in Hefei scheduled to be opened in 2012

  - in December for a 300-room hotel development in Lhasa scheduled to be opened in 2011

  - in December for a 535-room hotel development in Sanya scheduled to be opened in 2011

  - in December for a 280-room hotel development in Ordos scheduled to be opened in 2011

- The Group has also initiated plans for the extension of the Shangri-La Hotel, Harbin and for development of the 280-room Shangri-La Hotel, Zhoushan which are scheduled to be opened for business in 2010 and 2011, respectively. The Group acquired the land use rights for the Zhoushan project in 2006.

On 10 March 2008, the Group entered into connected transactions with Kerry Properties Limited by forming a consortium and was successful in acquiring the land use rights of a land site in Nanchang City, Mainland China. The Group has a 20% interest in this composite development which is expected to comprise offices, hotel, commercial and high-end apartments.

The estimated incremental funding required directly by the subsidiaries and the Group's share of the funding obligations of its associates for all the new projects and other renovations involving fund commitments is currently estimated at US$2,295 million as of 31 December 2007 which included US$434.9 million guarantees to be executed by the Group in favour of bank loans granted to associates.

7. OTHER ACQUISITION

In July 2007, the Group entered into joint venture agreements with two connected persons and one independent third party to establish two joint venture companies to own and operate two aircrafts. The Group has a 25% interest in each of the joint venture companies. The Group's share of the maximum funding commitment was US$10,050,000. Following the re-assessment of the requirements for the use of the aircrafts, the joint venture parties decided to replace the two aircrafts by a single aircraft with a larger capacity and longer range. The Group's share of the maximum funding commitment under the amended and reiterated joint venture agreement was temporarily increased to US$23,050,000 with reference to the aggregate commitment of the three aircrafts and finally reduced to US$13,000,000 after the disposal. The Group shared a nominal gain on the disposal in late 2007.

8. DISPOSALS

The following interests were disposed by the Group in 2007:

- In March, the Group transferred a 25% interest in the holding company which owns the project company for the development of the Shangri-La Hotel, Wenzhou and proportionate shareholder's loans to a strategic investor, at a consideration of US$5.6 million. The Group recorded a nominal gain on this transaction. The Group currently holds 75% interest in this project.

- In June, the Group completed the share transfer agreement for the transfer of 80% interest and proportionate shareholder's loan in the project company in Tianjin, Mainland China to two connected persons at a total consideration of approximately US$76.3 million and recorded a net gain of US$6.1 million. The Group currently holds a 20% interest in this high-end composite development project.

- Also in June, the Group entered into agreements for the transfer of 20% equity interest and proportionate shareholder's loans in the project company which owns the Shangri-La Hotel, Guangzhou to three connected persons. The total consideration for the transfer was approximately US$20,840,000 and the Group recorded a net gain of US$3.0 million. The Group currently holds 80% interest in this project.

9. MANAGEMENT CONTRACTS

As at the date of this report, the Group has 13 management agreements in respect of operating hotels owned by third parties and the Group has agreements on hand for development of 19 new hotels (7,235 rooms). The development projects are located in Doha (Qatar), Vancouver, Toronto, Chicago, Las Vegas, Miami, Kuwait, Seychelles, Phuket, Bangalore, Mumbai, Tainan (Taiwan), Macau, Beijing and Urumqi.

10. PROSPECTS

The growth momentum witnessed in 2006 both in terms of average room rates of hotels and overall yields was maintained in 2007. Towards the end of 2007 and in the recent months there is a growing concern on the health of the US economy and the continuing turmoil in the world financial markets. Performance of the Group's hotels in the first quarter of 2008 so far remains strong. On this basis, the Group remains cautiously optimistic about its financial performance both for 2008 and the medium term. Once the Group's newly opened hotels mature and reach a stable operating environment, it is expected that they will meaningfully augment the cashflows and profitability of the Group. Also, the reduction of corporate income tax rate in Mainland China from 33% to 25% effective 1 January 2008 will have a beneficial impact on the profitability of the Group.

11. CORPORATE SOCIAL RESPONSIBILITY

The Group is maintaining its strong commitment to operating in an environmentally sensitive and socially responsible way. In 2007, it continued its roll-out of its two-year corporate social responsibility ("CSR") strategy to ensure that it operates in the interests of all stakeholders and is an employer of choice.

The approach to CSR is based on policies covering commitments to the environment, communities in which Shangri-La operates, health and safety, suppliers, staff and philanthropy.

All the Group's managed hotels and resorts have been issued with a guide to CSR which includes many suggestions for good practices on the environment and social responsibility.

Environmental Management

The Group's leadership on environmental issues is central to its CSR commitment. The Group requires all managed hotels and resorts to have programmes to protect the environment and promote environmental awareness.

The Group has placed considerable emphasis on energy efficiency and reducing its carbon footprint in order to make a contribution to mitigating the effects of climate change.

Hotels and resorts continue to develop management systems to ensure good environmental management. A total of 27 managed hotels and resorts now have ISO14001 certification.

The Group's commitment to protecting the environment extends to conservation and biodiversity and a number of hotels continue to develop innovative projects in this area.

The Shangri-La Hotel, Kuala Lumpur and Shangri-La's Rasa Sayang Resort & Spa, Penang were two of the only five Malaysian hotels to receive the ASEAN Green Hotel Award for their efforts in sustaining environmentally friendly hotels that benefit not only their guests and employees, but also their communities at large.

Community Investment

The communities in locations where the Group operates are very important, not in the least because properties employ many staff from the local area. The Group trains and develops local staff so that they can move into more senior positions.

Health and Safety

The safety and security of guests, employees, the general public and property is a vital aspect of hotel operations. The Group also recognises that it has an important role to play in ensuring good health and developing well-being initiatives in its hotels and resorts.

Many of the Group's managed hotels and resorts have health programmes for staff. The hotels provide guides to good health and offer regular health checks. In some cases the hotels have been able to extend health programmes to the local community.

In 2007, the Group continued to emphasise the need for excellence in food safety. During the year another 15 managed hotels and resorts were awarded Hazard Analysis and Critical Control Point System ("HACCP") certification, bringing the total number of certifications to 26. HACCP focuses on preventing hazards that could cause food-borne illnesses by applying science-based controls, from raw material to finished products.

Suppliers

The Group has been working towards ensuring that it sources products that are environmentally and socially responsible. Where possible, hotels source products and other goods locally, working with local suppliers to support local economic development. The Group has begun investigating a number of alternatives, environmentally superior products for hotel guestrooms and spas.

Commitment to staff

The Group is an equal opportunity employer and does not discriminate on the basis of personal characteristics.

Philanthropy

The Group's main charity partner remains *Care for Children* ("CFC") which works in partnership with local and national governments in Mainland China to introduce foster care and other strategic initiatives to relieve hardship, distress and sickness and to enrich the lives of orphans and other needy children.

12. HUMAN RESOURCES

As at 31 December 2007, the Company and its subsidiaries had approximately 24,000 employees. The headcount of all the Group's managed hotels and resorts totaled 36,000. Salaries and benefits, including provident fund, insurance and medical cover, housing and share option schemes were maintained at competitive levels. Bonuses were awarded based on individual performance as well as the financial performance of business units.

The Company has two share option schemes. Details of these two schemes are provided in the section headed "Share Options" of the Report of the Directors. As of this date, options outstanding under the two schemes are as follows:

	Executive Option Scheme			New Option Scheme		
Grant Date	**1 May 1998**	**15 January 2000**	**15 January 2001**	**29 May 2002**	**28 April 2005**	**16 June 2006**
Exercise price per option share	HK$8.26	HK$8.82	HK$8.18	HK$6.81	HK$11.60	HK$14.60
Balance as at 1 January 2007	1,465,456	1,686,244	467,332	1,540,000	14,995,000	6,987,500
Lapsed in 2007	–	–	–	–	(100,000)	(92,500)
Exercised in 2007	(700,448)	(475,950)	(399,411)	(230,000)	(4,383,000)	(607,500)
Balance as at 31 December 2007	**765,008**	**1,210,294**	**67,921**	**1,310,000**	**10,512,000**	**6,287,500**
Lapsed subsequent to 31 December 2007	–	–	–	–	–	(20,000)
Exercised subsequent to 31 December 2007	(87,084)	(145,822)	–	(130,000)	(455,000)	(135,000)
Balance as at 1 April 2008	677,924	1,064,472	67,921	1,180,000	10,057,000	6,132,500

The Group charged US$2,484,000 in its 2007 income statement for options granted in 2005 and 2006.

The Group's total employee benefit expenses (excluding directors' emoluments) amount to US$320,379,000 (2006: US$265,044,000).

The Board's remuneration committee reviews matters relating to the compensation and the incentives proposed for senior management and executive directors.

Management Discussion and Analysis

People Development

The Shangri-La Academy continued to accelerate and intensify employee training in keeping with the Group's expansion. Since its opening in December 2004, it has trained about 3,000 employees through its four core certificate programmes, its diploma programme and its various management development programmes.

The development of managerial staff with high potential continued under the Group's three core talent development programmes – the 18-month Corporate Management Trainee Programme (CMT), 12-month Corporate Executive Trainee Programme (CET) and the 18-month Corporate Trainee Programme (CT). To-date, a total of 80 employees have been systematically trained through these programmes.

Corporate Governance Report

The Company has always recognised the importance of transparency in governance and accountability to shareholders. The Board of Directors (the "Board") believes that shareholders can maximise their benefits from good corporate governance. Therefore, the Company continuously reviews its corporate governance framework to ensure alignment with generally acceptable practices and standards.

During the year under report, the Company has met the code provisions as set out in the Code on Corporate Governance Practices contained in Appendix 14 of the Rules Governing the Listing of Securities on the HKSE (the "HK Listing Rules"), except that the Company did not appoint a chief executive officer since Mr Giovanni ANGELINI is, and has been since 1999, a chief executive officer of Shangri-La International Hotel Management Limited, which administers on a day-to-day basis the hotel business which accounts for a substantial portion of the Group's business interests. As for the management of the Board, this function was performed by Mr KUOK Khoon Loong, Edward as the Chairman of the Board.

With effect from 2 April 2008 however and in view of the expansion of the Company's operations, Mr KUOK Khoon Ean has been appointed as the Chairman of the Board and Mr KUOK Khoon Loong, Edward has been appointed as the President and Chief Executive Officer of the Company.

The Board meets at least four times a year at quarterly intervals and meets more frequently as and when required. Mr ANGELINI, being an Executive Director of the Company, reports to the Board on the Group's affairs. The Board believes that this structure is conducive to strong and consistent leadership, enabling the Company to make and implement decisions promptly and efficiently.

THE BOARD OF DIRECTORS

The Board is accountable to the shareholders for leading the Group in a responsible and effective manner. The current Board comprises 5 Executive Directors, 5 Non-Executive Directors (including one Alternate Director) and 4 Independent Non-Executive Directors (with at least one of the Independent Non-Executive Directors having appropriate professional qualifications or accounting or related financial management expertise), whose biographical details and relationship between members of the Board are set out on pages 19 to 23. The Board has a majority of Non-Executive Directors, thereby improving management control and ensuring that the Board takes into account the interests of all shareholders.

As mentioned above, the Board meets at least four times a year at quarterly intervals and meets more frequently as and when required. At the Board meetings, the Directors actively participate and hold informed discussions. The Board held four meetings in 2007 and meetings attended by each of the Directors during the year 2007 were as follows:

Name of Director	Meetings attended/ eligible to attend
Executive Directors	
Mr KUOK Khoon Loong, Edward (Chairman)	4/4
Mr LUI Man Shing	4/4
Mr Giovanni ANGELINI	3/4
Mr NG Si Fong, Alan	4/4
Mr KUOK Khoon Ean (appointed on 1 April 2008)	0/0
Mr YE Longfei (resigned on 27 March 2007)	1/1
Non-Executive Directors	
Madam KUOK Oon Kwong	4/4
Mr HO Kian Guan	4/4
Mr LEE Yong Sun	4/4
Mr Roberto V. ONGPIN	4/4
Mr Alexander Reid HAMILTON*	4/4
Mr Timothy David DATTELS*	2/4
Mr WONG Kai Man*	3/4
Mr Michael Wing-Nin CHIU* (appointed on 6 June 2007)	2/2

* Independent Non-Executive Directors

CORPORATE GOVERNANCE REPORT

To facilitate the decision-making process, the Directors have unrestricted access to the management to make enquiries and obtain further information, when required. In addition, all Directors have unrestricted access to the advice and services of the Company Secretary to ensure that the Board procedures and all applicable rules and regulations are followed. The Board has adopted the procedures for the Directors to obtain independent professional advice at the Company's expense.

Minutes of the Board meetings kept by the Company Secretary are sent to the Directors for records and are open for inspection by the Directors.

The Company has arranged appropriate insurance cover for the Directors.

The Board has appointed Board committees to oversee particular aspects of the Company's affairs. Each Board committee is appointed with written terms of reference. However, certain matters are reserved to the full Board for decision including matters relating to the following:

- constitution and share capital
- corporate objectives and strategy
- corporate policies relating to securities transactions by Directors and senior management
- interim and annual results
- interim and annual reports
- budgets
- significant investments
- major financings, borrowings and guarantees
- corporate governance and internal controls
- risk management
- major acquisitions and disposals
- material contracts
- board members, auditors and employees
- any other significant matters that will affect the operations of the Group as a whole

The day-to-day running of the Company is delegated to the management, with divisional heads responsible for different aspects of the business.

DIRECTORS' APPOINTMENT, RE-ELECTION AND REMOVAL

The Company has not established a nomination committee. The Board as a whole is responsible for approving the appointment of its members and nominating them for election and re-election by the shareholders of the Company.

The Board has adopted the procedures for appointment of new Directors to ensure that the Board consists of members with the range of skills and qualities to meet its principal responsibilities in a way which ensures that the interests of shareholders are protected and promoted and the requirements of the HK Listing Rules are complied with. The procedures and criteria to select candidates are as follows:

1. The Company Secretary shall forthwith inform the Board as soon as the number of Directors (executive or non-executive) falls below the minimum required by the HK Listing Rules or the Company's Bye-Laws or if there are unfilled positions in any Board committees required to be constituted by the HK Listing Rules.

2. The Board identifies the need for a new Director based on whether or not the Company has an appropriate number of Directors to allow for effective decision-making.

3. The Board identifies potential candidates who may fill the role. Potential candidates should:

   a. complement the existing Board composition to ensure that there is an appropriate mix of Directors with different abilities and experiences;

b. have the required skills, knowledge and expertise to add value to the Board; and

c. be able to commit the necessary time to their position.

4. Suitable candidate(s) are appointed in accordance with the Company's Bye-Laws and the HK Listing Rules. All Directors should be appointed subject to re-election and to the HK Listing Rules, the Company's Bye-Laws and laws concerning removal of a Director.

All Non-Executive Directors are appointed for a term commencing from the date of their last re-election as Directors at the special general meeting or annual general meeting ("AGM") of the Company until the earlier of (a) the third year after their last re-election or (b) the third AGM after their last re-election. The Non-Executive Directors are subject to the retirement provision in accordance with the Company's Bye-Laws. Under the Company's Bye-Laws, every Director is subject to retirement no later than the third AGM after he/she was last elected or re-elected. Besides, one-third of the Directors shall retire from office at each AGM. The retiring Directors shall be eligible for re-election.

INDEPENDENCE OF INDEPENDENT NON-EXECUTIVE DIRECTORS

The Board has received from each of the Independent Non-Executive Directors confirmation of his independence according to the guidelines set out in Rule 3.13 of the HK Listing Rules. The Board is of the view that all Independent Non-Executive Directors of the Company are independent and is grateful for the contribution and independent advice and guidance that they have been giving to the Board and for their participation in the Board committees.

REMUNERATION COMMITTEE

A Remuneration Committee was set up on 17 October 1997 to make recommendations to the Board on the Company's policy and structure for all remuneration of Directors and senior management and on the establishment of a formal and transparent procedure for developing policy on such remuneration. The Committee comprises three members including the Chairman and two Independent Non-Executive Directors. The current Committee members are Messrs KUOK Khoon Loong, Edward (who acts as chairman of the Committee), Alexander Reid HAMILTON and WONG Kai Man. The Remuneration Committee met one time in 2007 and meeting attended by each of the members during the year 2007 was as follows:

Name of Member	Meeting attended/ eligible to attend
Mr KUOK Khoon Loong, Edward	0/1
Mr Alexander Reid HAMILTON	1/1
Mr WONG Kai Man	1/1

The Remuneration Committee assessed the performance of the Executive Directors in the context of the financial performance of the Group and its development strategy in the medium term. In approving the terms of remuneration of the Executive Directors, including the grant of share options, the Committee considered the financial results of the Group, its growth plans, the competitive environment in the hotel industry for obtaining competent management talent and the need to adequately reward outstanding performances.

The terms of reference of the Remuneration Committee are available in the Group's corporate website (www.shangri-la.com).

DIRECTORS' REMUNERATION

The remuneration for the Executive Directors comprises salary, annual bonus, pensions, housing and annual leave fare for expatriate Executive Directors. Salaries are reviewed annually. Salary increases are made where the Remuneration Committee believes that adjustments are appropriate to reflect performance, contribution, increased responsibilities and/or by reference to market/sector trends. In addition to salary, Executive Directors and employees of the Company and its subsidiaries are eligible to receive a discretionary bonus taking into consideration factors such as market conditions as well as corporate and individual performances. In order to attract, retain and motivate executives and key employees serving any member of the Group or other persons contributing to the Group, the Company has instituted share option schemes. Such incentive schemes enable the eligible persons to obtain an ownership interest in the Company and thus will motivate them to optimise their contributions to the Group.

The Directors' emoluments paid or payable to the Directors during the year are set out on an individual and named basis, in Note 29 to the consolidated financial statements of this Annual Report and details of the share option schemes are set out in the Report of the Directors.

AUDIT COMMITTEE

The Company set up an Audit Committee on 25 August 1998. The Committee comprises three Non-Executive Directors, two of them being independent. The current Committee members are Messrs Alexander Reid HAMILTON (who acts as chairman of the Committee), HO Kian Guan and WONG Kai Man. The Committee members have professional qualifications and experience in financial matters that enable the Committee to exercise its powers effectively and provide the Board with independent views and recommendations in relation to financial matters.

The main duties of the Audit Committee include, inter alia, the following:-

(i) reviewing the interim and annual financial statements before they are submitted to the Board for approval;

(ii) making recommendations to the Board on, the appointment, re-appointment and removal of the external auditor, and approving the remuneration and terms of engagement of the external auditor, and any questions of resignation or dismissal of that auditor;

(iii) reviewing and monitoring the external auditor's independence and objectivity and the effectiveness of the audit process in accordance with applicable standards;

(iv) reviewing and monitoring the integrity of the interim and annual financial statements, reports of the Company, and reviewing significant financial reporting judgments contained in them, before submission to the Board;

(v) reviewing the Company's financial controls, internal control and risk management systems;

(vi) reviewing the Group's financial and accounting policies and practices;

(vii) reviewing the internal audit programme, ensuring co-ordination between the internal and external auditors, and reviewing and monitoring the effectiveness of the internal audit function.

The Audit Committee met four times in 2007 and meetings attended by each of the members during the year 2007 were as follows:

Name of Member	Meetings attended/ eligible to attend
Mr Alexander Reid HAMILTON	4/4
Mr HO Kian Guan	4/4
Mr WONG Kai Man	4/4

Special meetings may be convened at the discretion of the chairman of the Committee to review significant control or financial issues.

The Audit Committee focused on the review of the Group's financial controls and in particular the conduct of the internal audit at various operational units in the Group. They recommended the appointment and remuneration payable to the Company's external auditor and satisfied themselves on the external auditor's independence and objectivity. They also reviewed the interim and annual financial statements before these were submitted to the Board for approval and in the context of the new accounting and financial reporting standards issued by the Hong Kong Institute of Certified Public Accountants, they reviewed the compliance of these new standards by the Group.

In addition, the Committee members attended exit interviews conducted by internal audit at various operating hotels, reviewed the reports issued by the internal audit team and discussed the risk and internal control of the Group.

The terms of reference of the Audit Committee are available at the Group's corporate website.

FINANCIAL REPORTING

The Directors acknowledge their responsibility for the preparation of the financial statements of the Group. In preparing the financial statements, the generally accepted accounting standards in Hong Kong have been adopted, appropriate accounting policies have been used and applied consistently, and reasonable and prudent judgments and estimates have been made.

The Board is not aware of any material uncertainties relating to events or conditions which may cast significant doubt over the Group's ability to continue as a going concern. Accordingly, the Board has continued to adopt the going concern basis in preparing the financial statements.

The statement of the auditor of the Company about its reporting responsibilities on the financial statements of the Group is set out in the Independent Auditor's Report on page 77.

INTERNAL CONTROL

The Board has overall responsibility for maintaining sound and effective internal control systems in the Group. Internal control policies and procedures are designed to identify and manage the risks that the Group may be exposed to, thereby providing reasonable assurance regarding the achievement of corporate objectives. Internal financial systems also allow the Board to monitor the Group's overall financial position, to protect the Group's assets and to mitigate against material financial misstatement or loss. Through the Audit Committee of the Company, the Board has conducted reviews of the effectiveness of the system of internal control of the Company and its subsidiaries. The reviews cover all material controls, including financial, operational and compliance controls and risk management functions.

INTERNAL AUDIT

The Board also monitors its internal financial control systems through management reviews and a programme of internal audits. The internal audit team reviews the major operational and financial systems of the Group on a continuing basis and aims to cover all major operations within every division on a rotational basis. The scope of its review and the audit programme is determined and approved by the Audit Committee at the beginning of each financial year in conjunction with the external auditors. The internal audit function reports directly to the Audit Committee and submits regular reports for its review in accordance with the approved programme.

EXTERNAL AUDITORS

The Company's external auditor is PricewaterhouseCoopers, Hong Kong.

During the year, PricewaterhouseCoopers, Hong Kong and its other member firms provided the following audit and non-audit services to the Group:

Services	Fees charged US$'000
Audit services (including interim review)	545
Non-audit services	
(a) Tax services	78
(b) Other advisory services	220

Corporate Governance Report

Total fees for audit services provided by other external auditors to the subsidiaries of the Group were approximately US$396,000.

PricewaterhouseCoopers, Hong Kong will retire and offer themselves for re-appointment at the AGM of the Company to be held in May 2008.

INVESTOR RELATIONS

The Board and senior management recognise their responsibility to look after the interests of the shareholders of the Company.

With a view to developing and maintaining continuing good relations with the Group's shareholders and investors, various communication channels have been established.

The Company reports on its financial and operating performance to shareholders through interim and annual reports. At the AGM, shareholders can raise any questions relating to the performance and future direction of the Company with the Directors.

In addition, press conferences and analysts briefings are held at least twice a year subsequent to the interim and final results announcements at which the Executive Directors are available to answer queries on the Group. Shareholders and investors may visit our website for up-to-date financial and other information about the Group and its activities.

As at 31 December 2007, sufficient shares of the Company were on public float as required by the HK Listing Rules.

SECURITIES TRANSACTIONS BY DIRECTORS

The Board has adopted the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 of the HK Listing Rules as the Code for Securities Transactions by Directors of the Company (the "Directors' Securities Dealing Code").

The Directors who had securities transactions in the Company's shares during the year had informed the Chairman of their intention of dealing prior to the transactions and provided the Company with details of the transactions thereafter in compliance with the Directors' Securities Dealing Code. Interests in the Company's shares and share options held by the Directors as at 31 December 2007 are set out in the Report of the Directors section of this Annual Report.

The Company has made specific enquiry of all the Directors who confirmed compliance with the required standard set out in the Directors' Securities Dealing Code throughout the year.

SECURITIES TRANSACTIONS BY RELEVANT EMPLOYEES

The Board has adopted the Model Code for Securities Transactions by Relevant Employees (the "Employees' Securities Dealing Code") setting out the guidelines for relevant employees (the "Relevant Employees") in respect of their dealings in the securities of the Company.

The Relevant Employees who had securities transactions in the Company's shares during the year had informed the Chairman or the Chief Financial Officer of their intention of dealing prior to the transactions and provided the Company with details of the transactions thereafter in compliance with the Employees' Securities Dealing Code.

The Company has made specific enquiry of all the Relevant Employees who confirmed compliance with the required standard set out in the Employees' Securities Dealing Code throughout the year.

REPORT OF THE DIRECTORS

The Directors submit their report together with the audited financial statements for the year ended 31 December 2007.

PRINCIPAL ACTIVITIES AND GEOGRAPHICAL ANALYSIS OF OPERATIONS

The principal activity of the Company is investment holding.

The principal activities of the Company's subsidiaries are the ownership and operation of hotels and associated properties and the provision of hotel management and related services. The Company's subsidiaries are also the registered proprietors of various trademarks and service marks in various countries, including the brand names "Shangri-La", "Traders", " Rasa", "Summer Palace" and "Shang Palace" and related devices and logos.

The principal activities of the Company's associates are the leasing of office, commercial, residential and exhibition hall space and serviced apartments as well as the ownership and operation of hotels.

An analysis of the Group's performance for the year by geographical and business segments is set out in Note 5 to the consolidated financial statements.

RESULTS AND APPROPRIATIONS

The results for the year are set out in the consolidated income statement on page 80.

The Board has declared an interim dividend of HK15 cents per share for the year.

The details of dividends paid and proposed during the year are set out in Note 35 to the consolidated financial statements.

RESERVES

The details of movements in reserves during the year are set out in Notes 18 and 19 to the consolidated financial statements.

DONATIONS

Charitable donations and other donations made by the Group during the year amounted to US$313,955.

FIXED ASSETS

The details of movements in fixed assets during the year are set out in Notes 7 and 8 to the consolidated financial statements.

REPORT OF THE DIRECTORS

PRINCIPAL PROPERTIES

The details of the hotel properties and investment properties are set out in Notes 41 and 42 to the consolidated financial statements respectively.

SHARE CAPITAL

The details of share capital are set out in Note 18 to the consolidated financial statements.

SUBSIDIARIES AND ASSOCIATES

The details of the Company's principal subsidiaries and associates are set out in Note 40 to the consolidated financial statements.

PARTICULARS OF BANK LOANS, OVERDRAFTS AND CONVERTIBLE BONDS

The particulars of bank loans, overdrafts and convertible bonds as at 31 December 2007 are set out in Notes 20 and 21 to the consolidated financial statements respectively.

RESULTS, ASSETS AND LIABILITIES

The results, assets and liabilities of the Group for the last five financial years are set out on page 172.

DIRECTORS

The Directors who held office during the year and up to the date of this report were:

Mr KUOK Khoon Loong, Edward *(Chairman)*
Mr LUI Man Shing *(elected as Deputy Chairman on 27 March 2007)*
Mr KUOK Khoon Ean *(appointed on 1 April 2008)*
Mr Giovanni ANGELINI
Mr NG Si Fong, Alan
\# Madam KUOK Oon Kwong
\# Mr HO Kian Guan
\# Mr LEE Yong Sun
\# Mr Roberto V. ONGPIN
\+ Mr Alexander Reid HAMILTON
\+ Mr WONG Kai Man
\+ Mr Timothy David DATTELS
\+ Mr Michael Wing-Nin CHIU *(appointed on 6 June 2007)*
\# Mr HO Kian Hock *(Alternate to Mr HO Kian Guan)*
Mr YE Longfei *(resigned on 27 March 2007)*

\# *Non-Executive Directors*
\+ *Independent Non-Executive Directors*

Messrs KUOK Khoon Loong, Edward, NG Si Fong, Alan, LEE Yong Sun and Alexander Reid HAMILTON retire by rotation in accordance with Bye-Law 99 of the Company's Bye-Laws. Messrs KUOK Khoon Ean and Michael Wing-Nin CHIU retire in accordance with Bye-Law 102(B) of the Company's Bye-Laws. All retiring Directors except Messrs NG Si Fong, Alan and LEE Yong Sun, being eligible, offer themselves for re-election.

DIRECTORS' INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES

As at 31 December 2007, the interests and short positions of the Directors in the shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")) (the "Associated Corporations") as recorded in the register required to be kept by the Company under Section 352 of the SFO or as otherwise notified to the Company and the HKSE pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers ("Model Code") were as follows:

(a) Long positions in shares of the Company and Associated Corporations

Name of Company	Name of Director	Class of Shares	Number of Shares held				Total	Percentage of Total Issued Share Capital of the Relevant Company as at 31 December 2007
			Personal Interests (*Note 1*)	Family Interests	Corporate Interests	Other Interests		
(i) The Company	Mr KUOK Khoon Loong, Edward	Ordinary	1,002,222	–	–	–	1,002,222	0.03%
	Mr LUI Man Shing	Ordinary	833,333	–	–	–	833,333	0.03%
	Mr Giovanni ANGELINI	Ordinary	166,666	–	–	–	166,666	0.01%
	Madam KUOK Oon Kwong	Ordinary	168,197	213,345 (*Note 2*)	120,747 (*Note 3*)	–	502,289	0.02%
	Mr HO Kian Guan	Ordinary	552,749	–	117,612,393 (*Note 4*)	–	118,165,142	4.10%
	Mr LEE Yong Sun	Ordinary	364,000	–	–	–	364,000	0.01%
	Mr HO Kian Hock (Alternate to Mr HO Kian Guan)	Ordinary	–	–	117,612,393 (*Note 4*)	–	117,612,393	4.08%
(ii) Associated Corporations								
Shangri-La Hotels (Malaysia) Berhad	Madam KUOK Oon Kwong	Ordinary	–	–	10,000 (*Note 3*)	–	10,000	0.00%
Shangri-La Hotel Public Company Limited	Mr LUI Man Shing	Ordinary	10,000	–	–	–	10,000	0.01%

Notes:

1. These shares were held by the relevant Directors as beneficial owners.
2. These shares were held by the spouse of the relevant Director.
3. These shares were held through a company which was controlled as to 50% by Madam KUOK Oon Kwong.
4. 76,944,807 shares were held through companies which were controlled as to 50% by each of Mr HO Kian Guan and Mr HO Kian Hock.

   4,628,719 shares were held through a company which was controlled as to 25% by each of Mr HO Kian Guan and Mr HO Kian Hock.

   4,323,268 shares were held through a company which was controlled as to 13.33% and 7.08% by Mr HO Kian Guan and Mr HO Kian Hock respectively.

   31,715,599 shares were held through companies which were controlled as to 6.7% and 6.81% by Mr HO Kian Guan and Mr HO Kian Hock respectively.

(b) Long positions in underlying shares of the Company and Associated Corporations

As at 31 December 2007, details of share options granted under the Executive Option Scheme and the New Option Scheme to the Directors of the Company who held office during the year were stated in the section headed "Share Options" of this report.

Save as mentioned above, as at 31 December 2007, none of the Directors had any interests or short positions in the shares, underlying shares or debentures of the Company or any of its Associated Corporations which had been recorded in the register required to be kept by the Company under Section 352 of the SFO or as otherwise notified to the Company and the HKSE pursuant to the Model Code.

DIRECTORS' INTERESTS IN CONTRACTS

No contracts of significance in relation to the Group's business to which the Company or its subsidiaries was a party, and in which any Director had a material interest, subsisted at the end of the year or at any time during the year.

DIRECTORS' INTERESTS IN COMPETING BUSINESS

Pursuant to Rule 8.10 of the HK Listing Rules, the Company disclosed below that during the year and up to the date of this report, the following Directors are considered to have interests in the businesses which compete or are likely to compete, either directly or indirectly, with the businesses of the Group, other than those businesses where the Directors of the Company have been appointed/were appointed as Directors to represent the interests of the Company and/or the Group:

(i) Madam KUOK Oon Kwong is a Non-Executive Director of Allgreen Properties Limited ("Allgreen"), a company listed on the SGX-ST.

Allgreen Group of companies ("Allgreen Group") has a diversified portfolio of properties in Singapore including serviced apartments. Shangri-La Hotel Limited, Singapore ("SHL"), a wholly owned subsidiary of the Company, also owns a serviced apartment and condominium development in Singapore. While SHL and the Allgreen Group may compete with each other in the area of serviced apartment business, the Directors believe that this competition does not pose any material threat to SHL's business prospects because:

- SHL is principally engaged in the hotel business;

- the serviced apartment business is an ancillary part of SHL's hotel business;

- the Group's hotel business is effectively marketed on the strength of Shangri-La International Hotel Management Limited's ("SLIM's") renowned position in the hotel industry worldwide built on its strong brands, brand recognition and high-quality services;

- SHL's serviced apartment business is effectively marketed on the strength of SLIM's renowned and high-quality services; and

- Madam KUOK Oon Kwong is only a Non-Executive Director of Allgreen.

(ii) Messrs HO Kian Guan and HO Kian Hock are substantial shareholders and Directors of the company which holds River View Hotel, Singapore. Messrs HO Kian Guan and HO Kian Hock are substantial shareholders of the company which holds Holiday Inn Riverside Wuhan (the "Holiday Inn Holding Company"). Mr HO Kian Guan is a Director of the Holiday Inn Holding Company.

While such businesses may compete with the Group's hotel businesses in Singapore and Wuhan, the Directors believe that this competition does not pose any material threat to the Group's hotel business prospects because:

- the hotels operated by the Group and those by the Directors with competing interests are targeting different segments or groups of customers in the market and the differentiation of the clientele segments is based on a combination of factors, such as the geographical locations of the hotels, the breadth of services and amenities available, the positioning of the hotels in the local market, the level of room rates, the size and scale of the hotel and the guest recognition programme; and/or

- the Group's hotel business is effectively marketed on the strength of SLIM's renowned position in the hotel industry worldwide built on its strong brands, brand recognition and high-quality services.

The abovementioned competing businesses are operated and managed by companies with independent management and administration. In addition, the Board is independent of the boards of the abovementioned companies carrying on the competing businesses. Accordingly, the Group is capable of carrying on its business independent of, and at arm's length from, the competing businesses mentioned above.

SHARE OPTIONS

EXECUTIVE SHARE OPTION SCHEME

The executive share option scheme of the Company was approved by the shareholders of the Company (the "Shareholders") on 16 December 1997 (the "Executive Option Scheme").

The Executive Option Scheme is designed to give Executive Directors of, managers of or other employees holding an executive, managerial, supervisory or similar position in the Company or any of its subsidiaries an interest in preserving and maximising shareholder value in the longer term, to enable the Company to attract and retain individuals with experience and ability, and to provide individuals with incentives for future performance.

A summary of the Executive Option Scheme has been disclosed in the Company's 2001 Annual Report.

In September 2001, HKSE amended the requirements for share option schemes under the HK Listing Rules. These new requirements make some of the provisions of the Executive Option Scheme no longer applicable.

At the Special General Meeting of the Company held on 24 May 2002 (the "Adoption Date"), the Shareholders approved the adoption of a new share option scheme (the "New Option Scheme") (details of which are set out below) and the termination of the operation of the Executive Option Scheme (such that no further options shall thereafter be offered under the Executive Option Scheme but in all other respects the provisions of the Executive Option Scheme shall remain in full force and effect).

NEW OPTION SCHEME

The purpose of the New Option Scheme is to motivate Eligible Persons [Note 1] to optimise their future contributions to the Company, its Subsidiaries [Note 2] and Associates [Note 2], and Invested Entities [Note 2] (collectively referred to as the "Enlarged Group") and/or to reward them for their past contributions, to attract and retain or otherwise maintain on-going relationships with such Eligible Persons who are significant to and/or whose contributions are or will be beneficial to the performance, growth or success of the Enlarged Group, and additionally in the case of Executives [Note 2], to enable the Enlarged Group to attract and retain individuals with experience and ability and/or to reward them for their past contributions.

The maximum number of shares in the Company (the "Shares") in respect of which options may be granted under the New Option Scheme (and under any other share option scheme) shall not in aggregate exceed 10 per cent. of the Shares in issue as at the Adoption Date (the "Scheme Mandate Limit"). Shares which may be issued upon the exercise of all options granted under the Executive Option Scheme and outstanding as at the Adoption Date shall not be included in the calculation of the Scheme Mandate Limit as at the Adoption Date. The Company may from time to time as the Board may think fit seek approval from the Shareholders to refresh the Scheme Mandate Limit, save that the maximum number of Shares which may be issued upon exercise of all options to be granted under the New Option Scheme (and any other share option scheme) shall not exceed 10 per cent. of the Shares in issue as at the date of approval by the Shareholders in the general meeting where such limit is refreshed. Notwithstanding the above, the maximum number of Shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the New Option Scheme (and under any other share option scheme) shall not exceed 30 per cent. of the Shares in issue from time to time.

As at the date of this report, a total of 177,815,991 Shares (representing approximately 6.17% of the existing issued share capital thereof) are available for issue under the New Option Scheme.

The maximum number of Shares issued and to be issued upon exercise of the options granted to any one Eligible Person (including exercised and outstanding options) in any 12-month period shall not exceed one per cent. of the Shares in issue from time to time.

The period under which an option must be exercised shall be such period as the Board may in its absolute discretion determine at the time of grant, save that such period shall not be more than 10 years commencing on the date of grant of an option. The minimum period for which an option must be held before it can be exercised is determined by the Board upon the grant of an option. The amount payable on acceptance of an option is HK$1. The full amount of the exercise price for the subscription of Shares must be paid upon exercise of an option.

The exercise price for any particular option shall be such price as the Board of the Company may in its absolute discretion determine at the time of grant of the relevant option (and shall be stated in the letter containing the offer of the grant of the option) but the exercise price shall not be less than whichever is the highest of (a) the nominal value of a Share; (b) the closing price of the Shares as stated in the HKSE's daily quotation sheets on the date of the Board resolution approving the grant of options (the "Offer Date"), which must be a day on which the HKSE is open for the business of dealing in securities (the "Business Day"); and (c) the average of the closing prices of the Shares as stated in the HKSE's daily quotation sheets for the five Business Days immediately preceding the Offer Date.

The New Option Scheme will expire on 23 May 2012.

Notes:

1. "Eligible Person" means any of the following persons:

   (a) an Executive;

   (b) a Director or proposed Director (including an Independent Non-Executive Director) of any member of the Enlarged Group;

   (c) a direct or indirect shareholder of any member of the Enlarged Group;

   (d) a supplier of goods or services to any member of the Enlarged Group;

   (e) a customer, consultant, business or joint venture partner, franchisee, contractor, agent or representative of any member of the Enlarged Group;

   (f) a person or entity that provides research, development or other technological support or any advisory, consultancy, professional or other services to any member of the Enlarged Group;

   (g) a landlord or tenant (including a sub-tenant) of any member of the Enlarged Group;

   (h) any person approved by the shareholders of the Company; and

   (i) an Associate of any of the foregoing persons.

2. The terms "Associates", "Executives", "Invested Entities" and "Subsidiaries" are defined under the circular to Shareholders dated 17 April 2002.

REPORT OF THE DIRECTORS

Details of the outstanding option shares as at 31 December 2007 which have been granted under the Executive Option Scheme are as follows:

	Date of grant	Tranche	No. of option shares held as at 1 January 2007	No. of option shares granted during the year	Transfer from other category during the year	Transfer to other category during the year	No. of option shares exercised during the year (Note 1)	No. of option shares lapsed during the year	No. of option shares held as at 31 December 2007	Exercise price per option share HK$	Exercisable Period
1. Director											
Mr YE Longfei (Note 2)	15 January 2001	II	79,212	–	–		(79,212)	–	–	8.18	15 January 2003 – 14 January 2011
2. Continuous Contract Employees	1 May 1998	I	203,196	–	–	–	(125,788)	–	77,408	8.26	1 May 1999 – 30 April 2008
	1 May 1998	II	203,196	–	–	–	(109,028)	–	94,168	8.26	1 May 2000 – 30 April 2008
	1 May 1998	III	203,196	–	–	–	(48,380)	–	154,816	8.26	1 May 2001 – 30 April 2008
	15 January 2000	I	397,335	–	–	–	(111,448)	–	285,887	8.82	15 January 2001 – 14 January 2010
	15 January 2000	II	397,331	–	–	–	(111,446)	–	285,885	8.82	15 January 2002 – 14 January 2010
	15 January 2001	I	126,140	–	–	–	(92,179)	–	33,961	8.18	15 January 2002 – 14 January 2011
	15 January 2001	II	126,138	–	–	–	(92,178)	–	33,960	8.18	15 January 2003 – 14 January 2011
3. Other Participants	1 May 1998	I	255,956	–	–	–	(139,844)	–	116,112	8.26	1 May 1999 – 30 April 2008
	1 May 1998	II	299,956	–	–	–	(183,844)	–	116,112	8.26	1 May 2000 – 30 April 2008
	1 May 1998	III	299,956	–	–	–	(93,564)	–	206,392	8.26	1 May 2001 – 30 April 2008
	15 January 2000	I	445,790	–	–	–	(175,528)	–	270,262	8.82	15 January 2001 – 14 January 2010
	15 January 2000	II	445,788	–	–	–	(77,528)	–	368,260	8.82	15 January 2002 – 14 January 2010
	15 January 2001	I	67,922	–	–	–	(67,922)	–	–	8.18	15 January 2002 – 14 January 2011
	15 January 2001	II	67,920	–	–	–	(67,920)	–	–	8.18	15 January 2003 – 14 January 2011
Total:			**3,619,032**	–	–	–	**(1,575,809)**	–	**2,043,223**		

Details of the outstanding option shares as at 31 December 2007 which have been granted under the New Option Scheme are as follows:

	Date of grant	Tranche	No. of option shares held as at 1 January 2007	No. of option shares granted during the year	Transfer from other category during the year	Transfer to other category during the year	No. of option shares exercised during the year (Note 1)	No. of option shares lapsed during the year	No. of option shares held as at 31 December 2007	Exercise price per option share HK$	Exercisable Period
1. Directors											
Mr KUOK	28 April 2005	I	20,000	–	–	–	(20,000)	–	–	11.60	28 April 2006 – 27 April 2015
Khoon Loong,	28 April 2005	II	250,000	–	–	–	(250,000)	–	–	11.60	28 April 2007 – 27 April 2015
Edward	16 June 2006	I	100,000	–	–	–	(100,000)	–	–	14.60	16 June 2007 – 15 June 2016
	16 June 2006	II	100,000	–	–	–	–	–	100,000	14.60	16 June 2008 – 15 June 2016
Mr LUI Man	28 April 2005	II	150,000	–	–	–	(150,000)	–	–	11.60	28 April 2007 – 27 April 2015
Shing	16 June 2006	I	60,000	–	–	–	(60,000)	–	–	14.60	16 June 2007 – 15 June 2016
	16 June 2006	II	60,000	–	–	–	–	–	60,000	14.60	16 June 2008 – 15 June 2016
Mr Giovanni	28 April 2005	I	500,000	–	–	–	–	–	500,000	11.60	28 April 2006 – 27 April 2015
ANGELINI	28 April 2005	II	500,000	–	–	–	–	–	500,000	11.60	28 April 2007 – 27 April 2015
	16 June 2006	I	100,000	–	–	–	–	–	100,000	14.60	16 June 2007 – 15 June 2016
	16 June 2006	II	100,000	–	–	–	–	–	100,000	14.60	16 June 2008 – 15 June 2016
Mr NG Si Fong,	29 May 2002	I	60,000	–	–	–	–	–	60,000	6.81	29 May 2003 – 28 May 2012
Alan	29 May 2002	II	60,000	–	–	–	–	–	60,000	6.81	29 May 2004 – 28 May 2012
	28 April 2005	I	150,000	–	–	–	–	–	150,000	11.60	28 April 2006 – 27 April 2015
	28 April 2005	II	150,000	–	–	–	–	–	150,000	11.60	28 April 2007 – 27 April 2015
	16 June 2006	I	50,000	–	–	–	–	–	50,000	14.60	16 June 2007 – 15 June 2016
	16 June 2006	II	50,000	–	–	–	–	–	50,000	14.60	16 June 2008 – 15 June 2016

	Date of grant	Tranche	No. of option shares held as at 1 January 2007	No. of option shares granted during the year	Transfer from other category during the year	Transfer to other category during the year	No. of option shares exercised during the year (Note 1)	No. of option shares lapsed during the year	No. of option shares held as at 31 December 2007	Exercise price per option share HK$	Exercisable Period
1. Directors (Continued)											
Madam KUOK	28 April 2005	I	150,000	–	–	–	–	–	150,000	11.60	28 April 2006 – 27 April 2015
Oon Kwong	28 April 2005	II	150,000	–	–	–	–	–	150,000	11.60	28 April 2007 – 27 April 2015
	16 June 2006	I	60,000	–	–	–	–	–	60,000	14.60	16 June 2007 – 15 June 2016
	16 June 2006	II	60,000	–	–	–	–	–	60,000	14.60	16 June 2008 – 15 June 2016
Mr HO Kian	28 April 2005	I	75,000	–	–	–	(75,000)	–	–	11.60	28 April 2006 – 27 April 2015
Guan	28 April 2005	II	75,000	–	–	–	(75,000)	–	–	11.60	28 April 2007 – 27 April 2015
	16 June 2006	I	30,000	–	–	–	(30,000)	–	–	14.60	16 June 2007 – 15 June 2016
	16 June 2006	II	30,000	–	–	–	–	–	30,000	14.60	16 June 2008 – 15 June 2016
Mr LEE Yong Sun	28 April 2005	II	75,000	–	–	–	(75,000)	–	–	11.60	28 April 2007 – 27 April 2015
	16 June 2006	I	30,000	–	–	–	(30,000)	–	–	14.60	16 June 2007 – 15 June 2016
	16 June 2006	II	30,000	–	–	–	–	–	30,000	14.60	16 June 2008 – 15 June 2016
Mr Roberto V.	28 April 2005	I	75,000	–	–	–	–	–	75,000	11.60	28 April 2006 – 27 April 2015
ONGPIN	28 April 2005	II	75,000	–	–	–	–	–	75,000	11.60	28 April 2007 – 27 April 2015
	16 June 2006	I	30,000	–	–	–	–	–	30,000	14.60	16 June 2007 – 15 June 2016
	16 June 2006	II	30,000	–	–	–	–	–	30,000	14.60	16 June 2008 – 15 June 2016
Mr Alexander	28 April 2005	I	75,000	–	–	–	(75,000)	–	–	11.60	28 April 2006 – 27 April 2015
Reid	28 April 2005	II	75,000	–	–	–	(75,000)	–	–	11.60	28 April 2007 – 27 April 2015
HAMILTON	16 June 2006	I	30,000	–	–	–	–	–	30,000	14.60	16 June 2007 – 15 June 2016
	16 June 2006	II	30,000	–	–	–	–	–	30,000	14.60	16 June 2008 – 15 June 2016

	Date of grant	Tranche	No. of option shares held as at 1 January 2007	No. of option shares granted during the year	Transfer from other category during the year	Transfer to other category during the year	No. of option shares exercised during the year (Note 1)	No. of option shares lapsed during the year	No. of option shares held as at 31 December 2007	Exercise price per option share HK$	Exercisable Period
1. **Directors** *(Continued)*											
Mr Timothy David DATTELS	28 April 2005	I	75,000	–	–	–	–	–	75,000	11.60	28 April 2006 – 27 April 2015
	28 April 2005	II	75,000	–	–	–	–	–	75,000	11.60	28 April 2007 – 27 April 2015
	16 June 2006	I	30,000	–	–	–	–	–	30,000	14.60	16 June 2007 – 15 June 2016
	16 June 2006	II	30,000	–	–	–	–	–	30,000	14.60	16 June 2008 – 15 June 2016
Mr YE Longfei *(Note 2)*	28 April 2005	I	250,000	–	–	–	(250,000)	–	–	11.60	28 April 2006 – 27 April 2015
	28 April 2005	II	250,000	–	–	(250,000)	–	–	–	11.60	28 April 2007 – 27 April 2015
	16 June 2006	I	100,000	–	–	(100,000)	–	–	–	14.60	16 June 2007 – 15 June 2016
	16 June 2006	II	100,000	–	–	(100,000)	–	–	–	14.60	16 June 2008 – 15 June 2016
2. **Continuous Contract Employees**	29 May 2002	I	389,500	–	–	–	(140,000)	–	249,500	6.81	29 May 2003 – 28 May 2012
	29 May 2002	II	270,500	–	–	–	(90,000)	–	180,500	6.81	29 May 2004 – 28 May 2012
	28 April 2005	I	4,310,000	–	–	–	(1,087,000)	(25,000)	3,198,000	11.60	28 April 2006 – 27 April 2015
	28 April 2005	II	5,785,000	–	–	–	(1,426,000)	(75,000)	4,284,000	11.60	28 April 2007 – 27 April 2015
	16 June 2006	I	2,477,500	–	–	(37,500)	(292,500)	(25,000)	2,122,500	14.60	16 June 2007 – 15 June 2016
	16 June 2006	II	2,477,500	–	–	(37,500)	-	(67,500)	2,372,500	14.60	16 June 2008 – 15 June 2016

	Date of grant	Tranche	No. of option shares held as at 1 January 2007	No. of option shares granted during the year	Transfer from other category during the year	Transfer to other category during the year	No. of option shares exercised during the year (Note 1)	No. of option shares lapsed during the year	No. of option shares held as at 31 December 2007	Exercise price per option share HK$	Exercisable Period
3. Other Participants	29 May 2002	I	375,000	–	–	–	–	–	375,000	6.81	29 May 2003 – 28 May 2012
	29 May 2002	II	385,000	–	–	–	–	–	385,000	6.81	29 May 2004 – 28 May 2012
	28 April 2005	I	640,000	–	–	–	(100,000)	–	540,000	11.60	28 April 2006 – 27 April 2015
	28 April 2005	II	815,000	–	250,000	–	(525,000)	–	540,000	11.60	28 April 2007 – 27 April 2015
	28 April 2005	I	100,000	–	–	–	(100,000)	–	–	11.60	28 April 2006 – 30 June 2007
	28 April 2005	II	100,000	–	–	–	(100,000)	–	–	11.60	28 April 2007 – 30 June 2007
	28 April 2005	II	50,000	–	–	–	–	–	50,000	11.60	28 April 2007 – 2 May 2008
	16 June 2006	I	377,500	–	100,000	–	(20,000)	–	457,500	14.60	16 June 2007 – 15 June 2016
	16 June 2006	I	37,500	–	–	–	(37,500)	–	–	14.60	16 June 2007 – 30 June 2007
	16 June 2006	I	–	–	37,500	–	(37,500)	–	–	14.60	16 June 2007 – 30 June 2008
	16 June 2006	II	–	–	37,500	–	–	–	37,500	14.60	16 June 2008 – 30 June 2008
	16 June 2006	II	377,500	–	100,000	–	–	–	477,500	14.60	16 June 2008 – 15 June 2016
Total:			23,522,500	–	525,000	(525,000)	(5,220,500)	(192,500)	18,109,500		

Notes:

1. The weighted average closing price of the shares immediately before the dates on which the options were exercised was HK$21.20.

2. Mr YE Longfei resigned as Director of the Company with effect from 27 March 2007.

3. At the Special General Meeting of the Company held on 24 May 2002, the shareholders of the Company approved the adoption of the New Option Scheme and the termination of the operation of the Executive Option Scheme such that no further options shall thereafter be offered under the Executive Option Scheme but in all other respects the provision of the Executive Option Scheme shall remain in full force and effect.

4. No options were cancelled under the Executive Option Scheme and the New Option Scheme during the year and subsequent to 31 December 2007 and up to the date of this report.

5. Options on 20,000 shares were lapsed under the New Option Scheme and no options were lapsed under the Executive Option Scheme subsequent to 31 December 2007 and up to the date of this report.

6. Options on 232,906 shares were exercised under the Executive Option Scheme and options on 720,000 shares were exercised under the New Option Scheme subsequent to 31 December 2007 and up to the date of this report.

DIRECTORS' RIGHTS TO ACQUIRE SHARES OR DEBENTURES

As at 31 December 2007, details of options granted under the Executive Option Scheme and the New Option Scheme to the Directors of the Company who held office during the year were stated in the previous section headed "Share Options" of this report.

Apart from the aforesaid, at no time during the year was the Company or its subsidiaries a party to any arrangements to enable the Directors or their spouses or children under 18 years of age to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

CONNECTED TRANSACTIONS

During the financial year ended 31 December 2007 and in the normal course of business, the Company and its subsidiaries had various commercial transactions with certain connected persons. These transactions are considered to be connected transactions under the HK Listing Rules. Details of these transactions are as follows:

1. On 1 June 2006, Kerry (Tianjin) Ltd ("KTL"), an indirect wholly owned subsidiary of the Company, entered into a share transfer agreement and a joint venture contract with an indirect wholly owned subsidiary of Kerry Properties Limited ("KPL"), a subsidiary of Kerry Group Limited ("KGL") which is a substantial shareholder of the Company, and a wholly owned subsidiary of Allgreen for the undertaking of a property development project in Hedong District, Tianjin, through Tianjin Kerry Real Estate Development Co., Ltd. ("TKRED"). Allgreen's subsidiary is a substantial shareholder of a subsidiary of the Group and therefore, Allgreen is a connected person of the Company at the subsidiaries' level. TKRED was originally an indirect wholly owned subsidiary of the Company and owned a plot of land in Tianjin. Such transactions constituted connected transactions of the Company and were approved by the independent shareholders of the Company at the Special General Meeting held on 1 September 2006. During the year, pursuant to the share transfer agreement, KTL transferred its 49% interest in the registered capital of TKRED to the subsidiary of KPL at a consideration of RMB313,138,000 (equivalent to US$40,546,000) together with the proportionate shareholder's loan at a consideration of US$6,215,000. KTL also transferred its 31% interest in the registered capital in TKRED to the subsidiary of Allgreen at a consideration of RMB198,108,000 (equivalent to US$25,651,000) together with the proportionate shareholder's loan at a consideration of US$3,932,000. The Group has also provided additional proportionate equity of RMB91,926,000 (equivalent to US$12,418,000) during the year. Details of the shareholder's loan granted by KTL are provided under Note x. TKRED has become an associate of the Group following the transfers.

2. On 11 June 2007, Seanoble Assets Limited ("Seanoble"), a wholly owned subsidiary of the Company, Perfect Form Investments Limited ("Perfect Form"), a wholly owned subsidiary of Seanoble, entered into a shareholders' agreement with MCS Holding LLC ("MCS Holding") and MCS Hotel LLC ("MCS Hotel"), a wholly owned subsidiary of MCS Holding, for the establishment of a joint venture company relating to the ownership and development of a hotel in Ulaanbaatar in which Perfect Form and MCS Hotel will have 75% and 25% interest, respectively. MCS Hotel has an option under the shareholders' agreement to increase its interest in the joint venture company up to 49% prior to the earlier of the completion of the development or the date falling 36 months from the date of the shareholders' agreement. Pursuant to the shareholders' agreement, MCS Holding and/or its affiliates will provide on-field organiser and management support services to the joint venture company. MCS Tower LLC ("MCS Tower"), a wholly owned subsidiary of MCS Holding, also holds 40% interest in Shangri-La Mongolia Limited ("S'La Mongolia"),

a company in which the Group has 60% interest as at the date of the shareholders' agreement, therefore MCS Holding and MCS Hotel are regarded as connected persons of the Company. Such transactions constituted connected transactions of the Company. As at 31 December 2007, the Group owns 100% interest in the joint venture company pending MCS Hotel's subscription of its 25% interest according to the terms of the shareholders' agreement.

3. On 12 June 2007, Kerry Industrial Company Limited ("KICL"), an indirect wholly owned subsidiary of the Company, entered into an equity transfer agreement with Fast Action Associates Limited ("FAAL"), Bangkok Mercantile (Hong Kong) Co., Limited ("BMCL") and Robinson Enterprise Limited ("REL") for the transfer of 10% equity interest in Shangri-La Hotel (Guangzhou Pazhou) Co., Ltd. ("SLPG") at a cash consideration of US$6,034,000 together with the proportionate shareholder's loans at a consideration of US$4,386,000 to FAAL and 5% equity interest in SLPG at a cash consideration of US$3,017,000 together with the proportionate shareholder's loans at a cash consideration of US$2,193,000 to each of BMCL and REL. SLPG owns and operates a hotel in Guangzhou and was a wholly owned subsidiary of KICL before the transfer.

   FAAL owns a 20% interest in an 80% owned subsidiary of the Company, Shangri-La International Hotels (Chengdu) Ltd. ("SLHCL"). BMCL is owned as to approximately 65.67% by a director of SLHCL and his associates. REL is wholly owned by the associates of that director. FAAL, BMCL and REL are regarded as connected persons of the Company. Such transaction constituted a connected transaction of the Company. Following completion of the transfer, SLPG is owned by KICL, FAAL, BMCL and REL in the proportions of 80%, 10%, 5% and 5% respectively as at 31 December 2007. Pursuant to the equity transfer agreement, each of FAAL, BMCL and REL shall provide guarantee to the lender or counter guarantee to KICL, on a several basis and pro-rata to their respective ownership ratio in respect of the bank loans granted to SLPG as at signing of the said equity transfer agreement and the borrowings obtained by SLPG in the future. All shareholder's loans were fully repaid as at 31 December 2007. Details of the guarantee provided by the Company are provided under Note xii.

4. On 17 July 2007, an indirect wholly owned subsidiary of the Company, Forever Up Investments Limited ("FUIL"), entered into two joint venture agreements (the "Original Joint Venture Agreements") with a direct wholly owned subsidiary of KGL, an indirect wholly owned subsidiary of KPL and an independent third party to establish two joint venture companies, Happy Day Holdings Limited ("HDHL") and Shine Up Holdings Limited ("SUHL"), for the purposes of acquiring, owning, managing, operating and chartering aircrafts in which each party has 25% interest. The Group's share of the maximum funding commitment was US$10,050,000. On 10 October 2007, the parties entered into an amended and reiterated joint venture agreement for the disposal of the two acquired aircrafts under the Original Joint Venture Agreements and to be replaced with another new aircraft such that the total ultimate maximum funding commitment will be increased to US$52,000,000 (the Group's share is US$13,000,000) with an interim maximum funding commitment of US$92,200,000 (the Group's share was US$23,050,000) before the completion of the disposal of the two aircrafts. The disposal of the two aircrafts and the acquisition of a new aircraft were completed during the year. Such transactions constituted connected transactions of the Company. Details of the shareholders' loans granted by the Group were provided in Note ix.

5. On 9 November 2007, four indirect wholly owned subsidiaries of the Company, a 95% indirectly owned subsidiary of the Company and a 60% indirectly owned subsidiary of the Company entered into project management services agreements with an indirect wholly owned subsidiary of KPL in relation to the provision of project management services to the Group's subsidiaries in respect of their office and hotel development projects. Another two indirect wholly owned subsidiaries of the Company and a 75% indirectly owned subsidiary of the Company also entered into project consultancy services agreements with another indirect wholly owned subsidiary of KPL in relation to the provision of project consultancy services to these subsidiaries of the Company in respect of their hotel development projects. The aggregate fees under these agreements are RMB23,584,000, HK$32,039,000 and US$317,600 (equivalent to total US$7,612,000). Such transactions constituted connected transactions of the Company. Total fees of US$4,177,000 were paid by the Company's subsidiaries during the year.

6. On 14 December 2007, the Company granted a guarantee in favour of DBS Bank Ltd., Hong Kong Branch ("DBS") guaranteeing the full repayment of the monies (up to US$25,000,000) owed by Shangri-La Ulaanbaatar Limited ("SUL") (in which the Company has an indirect 60% interest and the remaining 40% is owned by MCS Tower) under the loan facility of US$25,000,000 made available by DBS to SUL (the "Facility"), and related interests and expenses. The Facility was granted to SUL for meeting the general funding requirements and for financing the repayment of shareholders' loans. MCS Holding has provided a counter indemnity to the Company for its 40% share of the amount of guarantee granted by the Company. Details of the guarantee provided by the Company are provided under Note xiii.

7. On 19 December 2007, the Company executed a proportionate and several guarantee in favour of Standard Chartered Bank (Hong Kong) Limited ("SCB") guaranteeing the repayment of 30% of the monies (up to a maximum of HK$108,000,000 (equivalent to US$13,935,000)) owed by Fine Winner Holdings Limited ("FWHL") to SCB under the loan facilities of HK$360,000,000 (equivalent to US$46,452,000) made available by SCB to FWHL (the "SCB Facility"), and the related interests and expenses. FWHL is a wholly owned subsidiary of Expert Vision Holdings Limited ("EVHL") (in which the Company has an indirect 30% interest and which is 40% owned by Kerry Holdings Limited ("KHL"), a substantial shareholder of the Company, and 30% indirectly owned by KPL). The SCB Facility was granted to FWHL for financing its working capital and for financing the repayment of shareholders' loans. Following the provision of their guarantees, the shareholders of the joint venture company agreed to increase the maximum funding commitment to HK$713,000,000 (equivalent to US$92,000,000) and the Company's share of such funding commitment was increased to HK$213,900,000 (equivalent to US$27,600,000). SCB is a connected person of the Company by virtue of its being an associate of a substantial shareholder of a subsidiary of the Company. FWHL and EVHL are associates of KHL and therefore are regarded as connected persons of the Company. Accordingly, the granting of such guarantee by the Company constituted a connected transaction of the Company. Details of shareholders' loans granted to EVHL and guarantee provided by the Company to SCB are provided under Notes viii and xvii, respectively.

REPORT OF THE DIRECTORS

8. Unsecured shareholders' loans and guarantees

The Group provided financial assistance to certain companies in prior years and in 2007. The balances of these financial assistance as at the respective year end date of 2007 and 2006 are listed below:

(A) Unsecured shareholders' loans[i]

	Loan balance 2007 US$'000	Loan balance 2006 US$'000
a. Non-wholly owned subsidiaries		
– Traders Yangon Company Limited		
: interest bearing portion[ii]	**34,134**	35,090
: non-interest bearing portion	**34,021**	34,021
– Shangri-La Yangon Company Limited		
: interest bearing portion[ii]	**1,992**	1,992
: non-interest bearing portion	**23,732**	23,732
– Traders Square Company Limited		
: non-interest bearing	**4,406**	4,406
– S'La Mongolia		
: interest bearing at 6-month LIBOR+1% per annum[iii]	**8,737**	3,706
– SLHCL		
: non-interest bearing[iv]	**63,817**	41,520

	Loan balance 2007 US$'000	Loan balance 2006 US$'000
b. Associates		
– Cuscaden Properties Pte Ltd ("CPPL")		
: non-interest bearing[v]	**15,390**	14,471
: interest bearing at SWAP + 0.5% per annum[v]	**21,350**	20,076
– Shanghai Ji Xiang Properties Co., Ltd. ("SJXP")		
: non-interest bearing[vi]	**336**	336
: interest bearing at 6-month HIBOR + 2% per annum[vii]	**29,210**	–
– Shanghai Ming Cheng Real Estate Development Co., Ltd ("SMC")		
: interest bearing at 6-month HIBOR + 2% per annum[vii]	**–**	4,110
– Shanghai Jin Ci Hou Properties Company Limited ("SJC")		
: interest bearing at 6-month HIBOR + 2% per annum[vii]	–	15,617
– EVHL		
: non-interest bearing[viii]	**23,709**	23,755
– HDHL		
: non-interest bearing[ix]	**4,300**	–
– SUHL		
: non-interest bearing[ix]	**11,134**	–
– TKRED		
: non-interest bearing[x]	**2,537**	–
c. Investee company		
– P.T. Saripuri Permai Hotel		
: non-interest bearing	**695**	950

(B) Guarantees executed in favour of banks for securing bank loans/facilities granted[xi]

	Amount of guarantees given 2007 US$'000	2006 US$'000
a. Non-wholly owned subsidiaries		
– SLPG[xii]	**77,328**	–
– SUL[xiii]	**3,600**	–
– Shangri-La Hotel (Chengdu) Co., Ltd. ("SLCD")[xiv]	**64,000**	–
b. Associates		
– Beijing Jia Ao Real Estate Development Co., Ltd ("Beijing Jia Ao")[xv]	**9,856**	12,136
– Beijing Kerry Centre Hotel Co., Ltd. ("BKC")[xv]	–	1,021
– Shanghai Xin Ci Hou Properties Co., Ltd. ("SXCHP")[xvi]	**7,090**	9,261
– FWHL[xvii]	**9,484**	–

Notes:

i. Please refer to 2000 annual report for other details of the financial assistance provided. Terms of such financial assistance (except those set out in Note ii below) remain unchanged as at year end of 2007.

ii. Under a supplemental agreement, the loan interest rate has been changed to 2.5% per annum commencing 1 April 2002 and further changed to 1 year LIBOR per annum commencing 1 April 2007 under another supplement agreement.

iii. The proportionate shareholder's loan was granted pursuant to a shareholder loan agreement dated 20 April 2006 between Lion Strength Limited ("Lion Strength"), 100% indirectly owned by the Company, and S'La Mongolia. The maximum amount of loan to be granted by Lion Strength under such facility is US$10,536,000. The loan is unsecured, bearing interest at 6-month LIBOR plus 1% per annum and wholly repayable on 20 April 2009.

iv. The proportionate shareholder's loan was granted by Seanoble to SLHCL, an 80% owned subsidiary of Seanoble and FAAL owns the remaining 20% interest. The loan is unsecured, interest-free and has no fixed terms of repayment.

v. The original interest bearing loan bearing interest at 1.25% per annum was split into non-interest portion and interest portion bearing interest at SWAP + 0.5% per annum effective 1 January 2006 as agreed by all shareholders of CPPL.

vi. The proportionate shareholder's loan was granted by Kerry Shanghai (Jingan Nanli) Ltd ("KSJN"), an indirect wholly owned subsidiary of the Company, to SJXP, a company owned as to 49% by KSJN and 51% by an indirect wholly owned subsidiary of KPL, pursuant to the master agreement executed on 13 April 2004. Pursuant to the master agreement, SMC and SJC, companies owned as to 49% by KSJN and 51% by an indirect wholly owned subsidiary of KPL, were merged with SJXP in 2007.

vii. The proportionate shareholder's loan granted by KSJN to SMC under a shareholder loan agreement dated 1 December 2005 with a maximum amount of loan to be granted by KSJN of HK$34,153,000 (equivalent to US$4,407,000) was absorbed by SJXP in 2007 pursuant to the master agreement. The proportionate shareholder's loan granted by KSJN to SJC under a shareholder loan agreement dated 8 December 2005 with a maximum amount of loan to be granted by KSJN of HK$245,000,000 (equivalent to US$31,613,000) was absorbed by SJXP in 2007 pursuant to the master agreement. These loans were unsecured, bearing interest at 6-month HIBOR plus 2% per annum and wholly repayable on 31 December 2015.

viii. The proportionate shareholder's loan was granted by Seanoble to EVHL which is 30% owned by Seanoble, 30% owned by an indirect wholly owned subsidiary of KPL and 40% owned by KHL, pursuant to the shareholders' agreement dated 29 September 2006. EVHL owns 100% interest in FWHL. The loan is unsecured, non-interest bearing and has no fixed terms of repayment.

ix. The proportionate shareholders' loans were granted by FUIL, an indirect wholly owned subsidiary of the Company, to each of HDHL and SUHL (in which FUIL has 25% interest), pursuant to the joint venture agreements dated 17 July 2007 and the amended and reiterated joint venture agreement dated 10 October 2007. The loans were unsecured, interest-free and have no fixed terms of repayment.

x. The proportionate shareholder's loan was granted by KTL to TKRED pursuant to the shareholder's loan agreement dated 22 October 2005 and the shareholder's loan assignment agreement dated 29 May 2007. The loan is unsecured, interest-free and wholly repayable on 31 December 2020.

xi. The amount of guarantees disclosed is stated with reference to the utilised bank loans/facilities balance.

xii. On 12 October 2006, the Company executed a guarantee in favour of The Bank of East Asia Limited, Guangzhou Branch ("BEA Guangzhou") guaranteeing the full repayment of the monies (up to US$60,000,000) owed by SLPG to BEA Guangzhou under the loan facilities of US$60,000,000 made available by BEA Guangzhou to SLPG (the "BEA Guangzhou Facility"), and related interests and expenses. The BEA Guangzhou Facility was granted to SLPG for meeting operating funding requirement and for financing the repayment of shareholder's loans. On 28 June 2007, the Company executed another guarantee in favour of Bank of China Ltd., Guangdong Branch ("BOC Guangdong") guaranteeing the full repayment of the monies (up to US$36,660,000) used by SLPG to BOC Guangdong under the loan facilities of US$36,660,000 made available by BOC Guangdong to SLPG (the "BOC Facility"), and related interests and expenses. The BOC Facility was granted to SLPG for the repayment of shareholder's loans. Pursuant to the equity transfer agreement referred to item 3 above, FAAL, BMCL and REL shall provide counter guarantees in the ratio of 10%, 5% and 5% in respect of the guaranteed liabilities of the Company in respect of the BEA Guangzhou Facility and the BOC Facility. The disclosed amount of guarantees given by the Group are stated before deducting the amount of the proportionate counter guarantees provided by FAAL, BMCL and REL under the equity transfer agreement dated 12 June 2007.

xiii. The guarantee was provided to a bank for securing loan facilities granted to SUL during the year and was stated after deducting the amount of counter indemnity provided by MCS Holding. Details of the guarantee were related in item 6 above.

xiv. On 30 October 2006, the Company executed a guarantee in favour of the Bank of East Asia, Limited (Chengdu Branch) ("BEA Chengdu") guaranteeing the repayment of 80% of the monies (up to US$48,000,000) owed by SLCD, a wholly owned subsidiary of SLHCL (in which the Company has an indirect 80% interest and which is a 20% owned Company of FAAL) to BEA Chengdu under the loan facilities of US$60,000,000 made available by BEA Chengdu to SLCD (the "BEA Chengdu Facility"), and the related interests and expenses. On 18 October 2007, the Company executed another guarantee in favour of the Bank of East Asia, Limited (Shanghai Branch) ("BEA Shanghai") guaranteeing the repayment of 80% of the monies (up to US$16,000,000) owed by SLCD to BEA Shanghai under the loan facilities of US$20,000,000 made available by BEA Shanghai to SLCD (the "BEA Shanghai Facility"), and the related interests and expenses. Both the BEA Chengdu Facility and BEA Shanghai Facility were granted to SLCD for meeting operating funding requirement and for financing the repayment of shareholder's loans.

xv. The guarantees were provided to a bank for securing loan facilities granted to Beijing Jia Ao and BKC in 2004 (the "2004 Guarantees") and for securing loan facilities granted to Beijing Jia Ao during the year of 2006 (the "2006 Guarantee"). Please refer to 2004 and 2006 annual reports for details of the 2004 Guarantees and the 2006 Guarantee provided. The guarantee for BKC in 2004 was terminated following the maturity of the banking facilities. Terms of such financial assistance remain unchanged as at year end of 2007.

xvi. Please refer to 2005 annual report for details of the guarantees provided. Terms of such financial assistance remain unchanged as at year end of 2007.

xvii. The guarantee was provided to a bank for securing loan facilities granted to FWHL during the year. Details of the guarantee were stated in item 7 above.

CONTINUING CONNECTED TRANSACTIONS

During the financial year ended 31 December 2007, there were continuing connected transactions of the Group in effect as set out below:

1. On 28 January 1995, the Company entered into a discloseable and connected transaction to acquire various hotel interests from certain parties, including connected persons of the Company. Included in these hotel interests are (i) Shangri-La's EDSA Plaza Hotel, Manila (now known as Edsa Shangri-La, Manila) ("Edsa Shangri-La Hotel"), and (ii) Shangri-La's Mactan Resort & Spa, Cebu ("Mactan Resort"). Edsa Shangri-La Hotel is built on land leased from Shangri-La Properties Inc. (now known as Shang Properties, Inc. ("SPI")) (an associate of KPL) under a 25-year lease commencing in 1992, with an option to renew the lease for a further term of 25 years. Upon expiration of the further term, SPI agrees to grant to Edsa Shangri-La Hotel & Resort, Inc. a new lease term of 25 years subject to the prevailing Philippine laws. Mactan Resort is built on land leased from Brown Swallow Development Corporation ("BSDC") and Green Mangrove Realty Inc. ("GMRI") (both of which are associates of KGL) under a 25-year lease commencing in 1990, with an option to renew the lease for an additional 25 years. Further information regarding these leases are set out in the Company's circular dated 13 February 1995.

SPI, BSDC and GMRI are connected persons of the Company by virtue of their being associates of KGL, a substantial shareholder of the Company. Accordingly, these leases constitute continuing connected transactions of the Company under the HK Listing Rules.

For the year ended 31 December 2007, an aggregate amount of US$1,791,000 (2006: US$1,352,000) was paid to SPI and an aggregate amount of US$1,442,000 (2006: US$1,149,000) was paid to BSDC and GMRI.

2. Shangri-La International Hotel Management Limited ("SLIM") and its fellow subsidiaries provided hotel management, marketing, communication and reservation services ("Hotel Management Services") to five hotels/clubs which are owned by certain connected persons of the Company (as set out in the table below) pursuant to hotel management, marketing and related agreements entered into between various SLIM entities and the relevant connected persons of the Company. SLIM is an indirect wholly owned subsidiary of the Company.

   CPPL is the owner of Traders Hotel, Singapore. CPPL is owned as to 55.4% by Allgreen and as to 40.75% by the Group. As CPPL is a substantial shareholder of a subsidiary of the Company, both CPPL and Allgreen (being the holding company of CPPL) are regarded as connected persons of the Company at the subsidaries' level under the HK Listing Rules.

   Traders Yangon Company Limited ("TYCL") is the owner of Traders Hotel, Yangon. TYCL is owned as to 11.76% by Kuok (Singapore) Limited ("KSL"), as to 11.76% by Jenko Properties Limited ("JPL") and as to 59.16% by the Group. KSL is a substantial shareholder of certain subsidiaries of the Company and is regarded as a connected person of the Company at the subsidaries' level. JPL is an indirect wholly owned subsidiary of KGL, a substantial shareholder of the Company, and is regarded as a connected person of the Company at the issuer's level. By virtue of the interest of JPL in TYCL (a 59.16% indirectly owned subsidiary of the Company), TYCL is also regarded as a connected person of the Company.

   P.T. Saripuri Permai Hotel ("PTSPH") is the owner of Shangri-La Hotel, Surabaya. PTSPH is indirectly owned as to 30% by KGL and is an associate of the Company's substantial shareholder. Hence, PTSPH is regarded as a connected person of the Company under the HK Listing Rules.

   BKC is the owner of Shangri-La's Kerry Centre Hotel, Beijing. BKC is a connected person of the Company by virtue of its being a subsidiary of KPL which, in turn, is a subsidiary of KGL, a substantial shareholder of the Company.

   Aberdeen Marina Holdings Limited ("AMHL") is the owner of Aberdeen Marina Club, Hong Kong. It is an indirect 79.17% owned subsidiary of KGL and is regarded as a connected person of the Company by virtue of its being a subsidiary of the substantial shareholder of the Company.

   Accordingly, the provision of the Hotel Management Services by SLIM and its fellow subsidiaries to those hotels/clubs as described above constitutes continuing connected transactions of the Company under the HK Listing Rules.

REPORT OF THE DIRECTORS

Details of these transactions are set out below:

Name of property	Date of transaction	Nature of agreement	Counterparty	Aggregate amount received by SLIM and its fellow subsidiaries for the year ended 31 December 2007 (US$)	2006 (US$)
Traders Hotel, Singapore	Principal agreement signed on 1 March 1994. Various related agreements signed on various dates in 1994.	Management Agreement, Marketing and Reservations Agreement and Licence Agreements	CPPL	**1,599,000**	1,262,000
Traders Hotel, Yangon	24 June 1995	Management Agreement, Marketing and Reservations Agreement and Licence Agreements	TYCL	**216,000**	217,000
Shangri-La Hotel, Surabaya	27 October 1994	Management Agreement, Marketing and Reservations Agreement and Licence Agreement	PTSPH	**563,000**	532,000
Shangri-La's Kerry Centre Hotel, Beijing	30 June 1998	Management and Marketing Services Agreement	BKC	**2,085,000**	1,857,000
Aberdeen Marina Club, Hong Kong	20 February 1993	Operators Agreement	AMHL	**246,000**	228,000

3. Central Laundry Pte Ltd ("CLPL"), a 75% owned subsidiary of the Company in Singapore, operates a commercial laundry. The other 25% of CLPL is owned by CPPL which is, in turn, 55.4% owned by Allgreen and 40.75% owned by the Group.

   As CPPL is a substantial shareholder of CLPL, both CPPL and Allgreen are regarded as connected persons of the Company at the subsidiaries' level. Accordingly, the provision of commercial laundry services by CLPL to those properties owned by CPPL and Allgreen pursuant to the Master Agreements signed between CLPL and the relevant entities owning or operating those properties constitutes continuing connected transactions of the Company under the HK Listing Rules.

   Details of the transactions are set out below:

Name of property	Date of transaction	Nature of agreement	Counterparty	Aggregate amount received by CLPL for the year ended 31 December	
				2007 (US$)	2006 (US$)
Great World Serviced Apartments#	(a) 15 October 1997, as supplemented by the Supplemental Agreements dated 15 April 2005 and 11 February 2008; and (b) 15 October 1997, as supplemented by the Supplemental Agreement dated 11 February 2008; and 16 October 1997, as supplemented by the Supplemental Agreements dated 15 April 2005 and 11 February 2008. Pursuant to a deed of novation between CLPL, Midpoint Properties Limited ("Midpoint") and Worldwide Apartment Services Pte Ltd ("Worldwide") dated 1 December 2005, Worldwide was released and discharged from the Master Agreements and Midpoint has assumed all the terms and conditions of the Master Agreements in place of Worldwide with effect from 1 January 2006.	Master Agreements for laundry services	(a) Great World Serviced Apartments; and (b) Midpoint	**295,000**	276,000
Traders Hotel, Singapore##	1 April 1995, as supplemented by the Supplemental Agreements dated 15 April 2005 and 11 February 2008	Master Agreement for laundry services	Traders Hotel, Singapore	**843,000**	728,000

\# *Owned by a member of the Allgreen Group*

\## *Owned by CPPL*

Taking into account (i) the historical amounts received by CLPL in respect of each of these properties, (ii) the potentially achievable occupancy and utilisation projections in respect of these properties, (iii) adjustments for inflation and buffer for unexpected price hikes, and (iv) the possible appreciation of Asian currencies against the US Dollar, the Company has set the following annual caps for each of the three financial years ending respectively 31 December 2008, 2009 and 2010:

Property	Financial year ended 31 December		
	2008 (US$)	2009 (US$)	2010 (US$)
Great World Serviced Apartments	500,000	580,000	680,000
Traders Hotel, Singapore	1,200,000	1,400,000	1,600,000

4. On 27 June 2005, Addu Investments Private Limited ("AIPL"), which is 70% indirectly owned by the Company and 30% owned by the Government of the Republic of Maldives (the "Maldivian Government"), entered into a lease agreement (the "Lease") with the Maldivian Government for the lease of the whole of an island located in Villingili, Addu Atoll, Republic of Maldives (the "Island") for 25 years. The Lease was entered into to enable AIPL to construct, develop, own and operate a luxury tourist resort on the Island (the "Resort"). The Maldivian Government is a connected person of the Company by virtue of its being a substantial shareholder of AIPL. Hence, the execution of the Lease constitutes a non-exempt continuing connected transaction of the Company under the HK Listing Rules.

   During the first ten years of the term of the Lease, starting from the date of commencement of the operation of the Resort or 18 months from the date of approval by all the relevant Maldivian Government departments of all detailed drawings, designs and work plan with respect to the Resort, whichever is the earlier, annual rent shall be paid as agreed between the parties with reference to the number of beds available in the Resort. The annual rent payable on a per bed basis has been agreed between the parties. In accordance with the method of calculation as set out in the Lease and with reference to the anticipated number of beds to be built in the Resort, the amount of annual rent payable during the first ten years of the Lease is expected to be less than US$4,050,000. The annual rent for the second ten years and the annual rent for the last five years of the Lease shall be determined by the Maldivian Government, in consultation with AIPL, six months prior to the commencement of the respective periods. In determining the annual rent for the subsequent periods, the Maldivian Government shall take into account the factors as mentioned in the Lease. The annual rent shall be paid upon commencement of operation of the Resort by quarterly installments in advance before the commencement of the quarter for which such payment is due. Accordingly, no lease rental was paid for the years ended 31 December 2006 and 2007.

The continuing connected transactions mentioned in (1) to (4) above have been reviewed by the Independent Non-Executive Directors of the Company. The Independent Non-Executive Directors of the Company have confirmed that the transactions have been entered into:

a. in the ordinary and usual course of business of the Company;

b. either on normal commercial terms or, if there are not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms no less favourable to the Company than terms available to or from (as appropriate) independent third parties;

c. in accordance with the relevant agreements governing such transactions; and

d. on terms which are fair and reasonable and in the interests of the shareholders of the Company as a whole.

In accordance with Rule 14A.38 of the HK Listing Rules, the Board engaged the auditors of the Company to perform certain agreed upon procedures on the above continuing connected transactions in accordance with Hong Kong Standard on Related Services 4400 "Engagements to Perform Agreed-Upon Procedures Regarding Financial Information" issued by the Hong Kong Institute of Certified Public Accountants. The auditors have reported to the Board that:

A. In relation to the transactions set out in (1) to (4) above, the transactions:

   a. have received the approval of the Board;

   b. involving the provision of goods and services by the Group, are in accordance with the pricing policies of the Group (for the samples selected); and

   c. have been entered into in accordance with the relevant agreements governing the transactions (for the samples selected).

B. In relation to the transactions set out in (3) and (4) above, the transactions have not exceeded the relevant annual caps as disclosed in the announcements dated 19 August 2005 and 15 November 2005.

SUBSTANTIAL INTERESTS IN THE SHARE CAPITAL OF THE COMPANY

As at 31 December 2007, the interests and short positions of those persons (other than the Directors) in the shares and underlying shares of the Company as recorded in the register required to be kept by the Company under Section 336 of the SFO were as follows:

(a) Long positions in shares and underlying shares of the Company

Name	Capacity in which Shares were Held	Number of Ordinary Shares Held	Percentage of Total Issued Share Capital of the Company as at 31 December 2007
Substantial Shareholders			
Kerry Group Limited ("KGL")	Interest of controlled corporations	1,428,283,194	49.57%
Kerry Holdings Limited ("KHL") *(Notes 1 and 2)*	Beneficial owner	70,460,697	49.57%
	Interest of controlled corporations	1,357,822,497	
Caninco Investments Limited *(Notes 2 and 3)*	Beneficial owner	532,694,242	22.90%
	Interest of a controlled corporation	127,034,035	
Paruni Limited *(Notes 2 and 3)*	Beneficial owner	307,345,059	10.71%
	Interest of a controlled corporation	1,393,154	
Persons other than Substantial Shareholders			
Darmex Holdings Limited *(Notes 2 and 3)*	Beneficial owner	265,892,194	9.23%
JPMorgan Chase & Co. *(Note 4)*	Beneficial owner	3,088,730	5.03%
	Investment manager	1,653,178	
	Lending pool	140,319,211	

(b) Short positions in shares and underlying shares of the Company

Name	Capacity in which Shares were Held	Number of Ordinary Shares Held	Percentage of Total Issued Share Capital of the Company as at 31 December 2007
Person other than Substantial Shareholders			
JPMorgan Chase & Co.	Beneficial owner	417,000	0.01%

Notes:

1. Out of KHL's corporate interest in 1,357,822,497 shares, 1,333,768,150 shares were held through its wholly owned subsidiaries, 13,187,292 shares were held through companies in which KHL controls more than one third of the voting power (other than those wholly owned subsidiaries as aforementioned) and 10,867,055 shares were held through a wholly owned subsidiary of Shangri-La Hotel Public Company Limited, Thailand, a 73.61% owned subsidiary of the Company.

2. These companies are wholly owned subsidiaries of KGL, and their interests in the shares of the Company are included in the interests held by KGL.

3. These companies are wholly owned subsidiaries of KHL, and their interests in the shares of the Company are included in the interests held by KHL.

4. The total interests in 145,061,119 shares held by JPMorgan Chase & Co. include the derivative interests in 2,529,730 underlying shares of the Company derived from listed and physically settled derivatives.

Save as mentioned above, as at 31 December 2007, the Company had not been notified of any interests and short positions in the shares and underlying shares of the Company which had been recorded in the register required to be kept by the Company under Section 336 of the SFO.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the year and up to the date of this report, the Company has not redeemed any of its shares, and neither the Company nor any of its subsidiaries has purchased or sold any of the Company's listed securities.

PRE-EMPTIVE RIGHTS

There is no provision for pre-emptive rights under the Company's Bye-Laws or the laws in Bermuda.

SERVICE CONTRACTS

There is no service contract, which is not determinable by the Company within one year without payment of compensation (other than statutory compensation), in respect of any Director proposed for re-election at the forthcoming annual general meeting.

MANAGEMENT CONTRACTS

No contracts concerning the management and administration of the whole or any substantial part of the business of the Company were entered into or existed during the year.

MAJOR CUSTOMERS AND SUPPLIERS

The percentages of the five largest customers combined and the five largest suppliers combined are less than 10% of the Group's total turnover and purchases respectively.

PUBLIC FLOAT

As at the date of this report, the Company has maintained the prescribed public float under the HK Listing Rules, based on the information that is publicly available to the Company and within the knowledge of the Directors of the Company.

REPORT OF THE DIRECTORS

REMUNERATION COMMITTEE

A Remuneration Committee of the Board was set up on 17 October 1997. The Committee currently comprises three members including the Chairman and two Independent Non-Executive Directors. The Committee acts in accordance with written terms of reference. The current Committee members are Mr KUOK Khoon Loong, Edward, Mr Alexander Reid HAMILTON and Mr WONG Kai Man.

AUDIT COMMITTEE

The Company set up an Audit Committee of the Board on 25 August 1998. The Committee comprises three Non-Executive Directors, two of them being independent. The Committee acts in accordance with written terms of reference. The current Committee members are Mr Alexander Reid HAMILTON, Mr HO Kian Guan and Mr WONG Kai Man. The Committee reviewed the Group's 2007 audited financial statements before they were tabled for the Board's review and approval.

AUDITORS

The financial statements have been audited by PricewaterhouseCoopers who retire and, being eligible, offer themselves for re-appointment.

On behalf of the Board

KUOK Khoon Loong, Edward	**LUI Man Shing**
Director	*Director*

Hong Kong, 1 April 2008

INTRODUCING SHANGRI-LA IN EUROPE, NORTH AMERICA AND TOKYO

New hotels

2009 Shangri-La Hotel, Palais d'Iéna, Paris
2009 Shangri-La Hotel, Tokyo
2010 Shangri-La Hotel, New York
2011 Shangri-La Hotel, Miami
2012 Shangri-La Hotel, Toronto
2012 Shangri-La Hotel at London Bridge Tower, London



2009 Shangri-La Hotel, Palais d'Iéna, Paris



2009 Shangri-La Hotel, Tokyo

2010 Shangri-La Hotel, New York

2011 Shangri-La Hotel, Miami





2012 Shangri-La Hotel, Toronto



2012 Shangri-La Hotel at London Bridge Tower, London



Makati S[illegible]gri-La, Manila

Independent Auditor's Report

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

PricewaterhouseCoopers
22nd Floor Prince's Building
Central
Hong Kong
Telephone (852) 2289 8888
Facsimile (852) 2810 9888

INDEPENDENT AUDITOR'S REPORT TO THE SHAREHOLDERS OF SHANGRI-LA ASIA LIMITED

(incorporated in Bermuda with limited liability)

We have audited the consolidated financial statements of Shangri-La Asia Limited ("the Company") and its subsidiaries (together, the "Group") set out on pages 78 to 171, which comprise the consolidated and Company balance sheets as at 31 December 2007, and the consolidated income statement, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

DIRECTORS' RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The Directors of the Company are responsible for the preparation and the true and fair presentation of these consolidated financial statements in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the disclosure requirements of the Hong Kong Companies Ordinance. This responsibility include designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

AUDITOR'S RESPONSIBILITY

Our responsibility is to express an opinion on these consolidated financial statements based on our audit and to report our opinion solely to you, as a body, in accordance with Section 90 of the Companies Act 1981 of Bermuda and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and true and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2007 and of the Group's profit and cash flows for the year then ended in accordance with Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 1 April 2008

Consolidated Balance Sheet

	Note	As at 31 December 2007 US$'000	As at 31 December 2006 US$'000
ASSETS			
Non-current assets			
Property, plant and equipment	7	**3,260,931**	2,659,861
Investment properties	8	**523,633**	385,125
Leasehold land and land use rights	9	**416,749**	381,142
Intangible assets	10	**87,172**	87,709
Interest in associates	12	**1,118,992**	924,256
Deferred income tax assets	24	**2,294**	555
Derivative financial instruments	22	**–**	1,458
Available-for-sale financial assets	13	**4,191**	4,052
Other receivables	14	**5,091**	3,923
		5,419,053	4,448,081
Current assets			
Inventories		**28,215**	22,019
Accounts receivable, prepayments and deposits	15	**171,428**	205,628
Due from associates	12	**23,920**	19,695
Financial assets held for trading	16	**71,710**	50,094
Cash and cash equivalents	17	**386,684**	330,161
		681,957	627,597
Total assets		**6,101,010**	5,075,678

KUOK Khoon Loong, Edward
Director

LUI Man Shing
Director

	Note	As at 31 December 2007 US$'000	As at 31 December 2006 US$'000
EQUITY			
Capital and reserves attributable to the Company's equity holders			
Share capital	18	**1,934,577**	1,224,810
Other reserves	19	**1,309,274**	1,088,174
Retained earnings			
– Proposed final dividend	35	**44,631**	33,295
– Others		**593,388**	352,900
		3,881,870	2,699,179
Minority interests	23	**303,458**	276,145
Total equity		**4,185,328**	2,975,324
LIABILITIES			
Non-current liabilities			
Bank loans	20	**1,153,939**	1,479,713
Convertible bonds	21	**–**	26,704
Derivative financial instruments	22	**20,708**	11,765
Due to minority shareholders	23	**20,603**	14,851
Deferred income tax liabilities	24	**213,288**	211,941
		1,408,538	1,744,974
Current liabilities			
Accounts payable and accruals	25	**377,405**	277,503
Due to minority shareholders	23	**10,355**	15,588
Current income tax liabilities		**27,456**	19,401
Bank loans and overdrafts	20	**91,928**	42,888
		507,144	355,380
Total liabilities		**1,915,682**	2,100,354
Total equity and liabilities		**6,101,010**	5,075,678
Net current assets		**174,813**	272,217
Total assets less current liabilities		**5,593,866**	4,720,298

BALANCE SHEET

	Note	As at 31 December 2007 US$'000	2006 US$'000
ASSETS			
Non-current assets			
Property, plant and equipment	7	**36**	26
Investments in subsidiaries	*11*	**3,019,436**	2,253,735
Amounts due from subsidiaries	*11*	–	56,700
Derivative financial instruments	22	–	1,458
Club debentures		**840**	840
		3,020,312	2,312,759
Current assets			
Amounts due from subsidiaries	*11*	**367,174**	361,196
Dividends receivable, prepayments and deposits		**231,304**	194,796
Cash and cash equivalents	*17*	**16,468**	29,578
		614,946	585,570
Total assets		**3,635,258**	2,898,329

KUOK Khoon Loong, Edward
Director

LUI Man Shing
Director

	Note	As at 31 December 2007 US$'000	2006 US$'000
EQUITY			
Capital and reserves attributable to the Company's equity holders			
Share capital	*18*	**1,934,577**	1,224,810
Other reserves	*19*	**1,542,357**	1,541,917
Retained earnings	33		
– Proposed final dividend	35	**44,631**	33,295
– Others		**55,796**	48,389
Total equity		**3,577,361**	2,848,411
LIABILITIES			
Non-current liabilities			
Derivative financial instruments	22	**20,708**	11,765
Current liabilities			
Accounts payable and accruals		**8,948**	6,370
Amounts due to subsidiaries	*11*	**28,241**	31,783
		37,189	38,153
Total liabilities		**57,897**	49,918
Total equity and liabilities		**3,635,258**	2,898,329
Net current assets		**577,757**	547,417
Total assets less current liabilities		**3,598,069**	2,860,176

CONSOLIDATED INCOME STATEMENT

	Note	Year ended 31 December 2007 US$'000	2006 US$'000
Sales	5	**1,219,248**	1,002,892
Cost of goods sold	26	**(493,970)**	(408,806)
Gross profit		**725,278**	594,086
Other gains – net	27	**113,726**	80,293
Marketing costs	26	**(44,086)**	(34,456)
Administrative expenses	26	**(94,033)**	(86,818)
Other operating expenses	26	**(327,541)**	(279,781)
Operating profit		**373,344**	273,324
Finance costs	30	**(19,128)**	(32,461)
Share of profit of associates	31	**98,901**	41,957
Profit before income tax		**453,117**	282,820
Income tax expense	32	**(78,892)**	(63,491)
Profit for the year		**374,225**	219,329
Attributable to:			
Equity holders of the Company		**340,863**	202,173
Minority interests		**33,362**	17,156
		374,225	219,329
Earnings per share for profit attributable to the equity holders of the Company during the year (expressed in US cents per share)			
– basic	34	**12.76**	7.97
– diluted	34	**12.71**	7.95
Dividends	35	**100,323**	75,933

Consolidated Statement of Changes in Equity

	Notes	Share capital US$'000	Other reserves US$'000	Retained earnings US$'000	Total US$'000	Minority interests US$'000	Total US$'000
		Attributable to equity holders of the Company					
Balance at 1 January 2007		1,224,810	1,088,174	386,195	2,699,179	276,145	2,975,324
Currency translation differences		–	226,371	–	226,371	16,108	242,479
Disposal of partial interests in subsidiaries		–	(3,088)	–	(3,088)	–	(3,088)
Net income recognised directly in equity		–	223,283	–	223,283	16,108	239,391
Profit for the year		–	–	340,863	340,863	33,362	374,225
Total recognised income for the year ended 31 December 2007		–	223,283	340,863	564,146	49,470	613,616
Issue of shares upon conversion of convertible bonds	*18,19*	35,334	(2,623)	–	32,711	–	32,711
Exercise of share options – allotment of shares	*18*	9,617	–	–	9,617	–	9,617
Exercise of share options – transfer from option reserve to share premium	*18,19*	2,044	(2,044)	–	–	–	–
Granting of share options – value of employee service	*19*	–	2,484	–	2,484	–	2,484
Rights issue		662,772	–	–	662,772	–	662,772
Payment of 2006 final dividend		–	–	(33,347)	(33,347)	–	(33,347)
Payment of 2007 interim dividend		–	–	(55,692)	(55,692)	–	(55,692)
Dividend paid and payable to minority interests		–	–	–	–	(17,728)	(17,728)
Equity injected and acquired by minority interests		–	–	–	–	14,290	14,290
Net change in equity loans due to minority interests		–	–	–	–	(18,719)	(18,719)
		709,767	(2,183)	(89,039)	618,545	(22,157)	596,388
Balance at 31 December 2007		1,934,577	1,309,274	638,019	3,881,870	303,458	4,185,328
The Group's retained earnings comprised:							
Company and subsidiaries				283,309			
Associates				354,710			
				638,019			

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Notes	Attributable to equity holders of the Company					
		Share capital US$'000	Other reserves US$'000	Retained earnings US$'000	Total US$'000	Minority interests US$'000	Total US$'000
Balance at 1 January 2006		1,181,117	940,569	259,351	2,381,037	249,177	2,630,214
Currency translation differences		–	147,552	–	147,552	14,501	162,053
Net income recognised directly in equity		–	147,552	–	147,552	14,501	162,053
Profit for the year		–	–	202,173	202,173	17,156	219,329
Total recognised income for the year ended 31 December 2006		–	147,552	202,173	349,725	31,657	381,382
Issue of shares upon conversion of convertible bonds	*18, 19*	33,188	(3,499)	–	29,689	–	29,689
Exercise of share options – allotment of shares	*18*	9,642	–	–	9,642	–	9,642
Exercise of share options – transfer from option reserve to share premium	*18, 19*	863	(863)	–	–	–	–
Granting of share options – value of employee service	*19*	–	4,415	–	4,415	–	4,415
Payment of 2005 final dividend		–	–	(32,691)	(32,691)	–	(32,691)
Payment of 2006 interim dividend		–	–	(42,638)	(42,638)	–	(42,638)
Dividend paid to and equity acquired from minority interests		–	–	–	–	(12,318)	(12,318)
Equity injected by minority interests		–	–	–	–	7,747	7,747
Net change in equity loans due to minority interests		–	–	–	–	(118)	(118)
		43,693	53	(75,329)	(31,583)	(4,689)	(36,272)
Balance at 31 December 2006		1,224,810	1,088,174	386,195	2,699,179	276,145	2,975,324
The Group's retained earnings comprised:							
Company and subsidiaries				113,916			
Associates				272,279			
				386,195			

Included in the retained earnings of subsidiaries and associates are statutory funds of approximately US$2,178,000 and US$22,722,000 respectively (2006: US$297,000 and US$21,158,000). These funds are set up by way of appropriation from the profit after taxation of the respective companies, established and operating in the PRC, in accordance with the relevant laws and regulations.

CONSOLIDATED CASH FLOW STATEMENT

	Note	Year ended 31 December 2007 US$'000	2006 US$'000
Cash flows from operating activities			
Cash generated from operations	36	**474,542**	378,181
Interest paid		**(78,161)**	(66,205)
Hong Kong profits tax paid		**(11,475)**	(11,818)
Overseas tax paid		**(62,028)**	(40,397)
Net cash generated from operating activities		**322,878**	259,761
Cash flows from investing activities			
Purchase of property, plant and equipment		**(78,753)**	(116,298)
Expenditure on properties under development		**(474,327)**	(394,980)
Purchase of leasehold land and land use rights		**(28,031)**	(5,534)
Purchase of investment properties		**(45,865)**	(2,862)
Proceeds from disposal of property, plant and equipment; leasehold land and land use rights; investment properties		**957**	1,396
Proceeds from disposal of financial assets held for trading		**–**	8,808
Purchase of trademark		**–**	(958)
Expenditure on website development costs		**(405)**	(1,625)
Deposit payments for land use rights and lease		**(7,421)**	(50,006)
Acquisition of additional interest in a subsidiary	36	**(1,347)**	(2,520)
Proceeds from disposal of interest in an associate		**–**	39,488
Proceeds from disposal of partial interests in subsidiaries	36	**98,995**	–
Capital contribution to associates		**(35,589)**	(64,528)
Net increase in loans to associates		**(23,310)**	(30,515)
Interest received		**10,040**	9,479
Dividends received from associates		**39,160**	37,372
Dividends received from financial assets held for trading		**378**	754
Net cash used in investing activities		**(545,518)**	(572,529)

	Note	Year ended 31 December 2007 US$'000	2006 US$'000
Cash flows from financing activities			
Dividends paid		**(89,039)**	(75,329)
Dividends paid to minority shareholders		**(15,676)**	(12,696)
Proceeds from issuance of ordinary shares		**672,389**	9,642
Net decrease in loan from minority shareholders		**(30,876)**	(5,727)
Capital injection by minority shareholders		**11,423**	7,747
Repayment of bank loans		**(1,016,470)**	(560,691)
Bank loans drawn down		**733,227**	1,002,191
Net cash generated from financing activities		**264,978**	365,137
Net increase in cash, cash equivalents and bank overdrafts		**42,338**	52,369
Cash, cash equivalents and bank overdrafts at beginning of the year		**330,049**	266,985
Exchange gains on cash, cash equivalents and bank overdrafts		**14,263**	10,695
Cash, cash equivalents and bank overdrafts at end of the year	17	**386,650**	330,049

Notes to the Consolidated Financial Statements

For the year ended 31 December 2007

1 General information

Shangri-La Asia Limited (the "Company") and its subsidiaries (together the "Group") own and operate hotels and associated properties; and provide hotel management and related services.

The Company is a limited liability company incorporated in Bermuda. The address of its registered office is Canon's Court, 22 Victoria Street, Hamilton HM12, Bermuda.

The Company has its primary listing on the Main Board of The Stock Exchange of Hong Kong Limited with secondary listing on the Singapore Exchange Securities Trading Limited.

2 Summary of significant accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below.

2.1 Basis of preparation

The consolidated financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRS"). They have been prepared under the historical cost convention except that, as disclosed in the accounting policies below, financial assets (excluding certain available-for-sale financial assets), financial liabilities (including derivative financial instruments) and investment properties are stated at fair value.

The following new standard, amendment to standard and new interpretations are relevant to the Group's operation and are mandatory for the financial year ended 31 December 2007:

- HKFRS 7 – Financial Instruments: Disclosures
- HKAS 1 Revised – Presentation of Financial Statements
- HK(IFRIC)-Int 8 – Scope of HKFRS 2
- HK(IFRIC)-Int 9 – Reassessment of Embedded Derivatives
- HK(IFRIC)-Int 10 – Interim Financial Reporting and Impairment

The new standard, amendment to standard and new interpretations had no material effect on the Group's accounting policies.

The following new standard, amendments to standards and new interpretations are relevant to the Group's operation but are not effective for 2007 and have not been early adopted:

- HKAS 23 Revised – Borrowing Costs
- HKAS 27 Revised – Consolidated and Separate Financial Statements
- HKFRS 3 Revised – Business Combinations
- HKFRS 8 – Operating Segments
- HK(IFRIC)-Int 11 – HKFRS 2 – Group and Treasury Share Transactions
- HK(IFRIC)-Int 12 – Service Concession Arrangements
- HK(IFRIC)-Int 13 – Customer Loyalty Programmes
- HK(IFRIC)-Int 14 – HKAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction

The Group believes that the adoption of the above new standard, amendments to standards and new interpretations will not result in substantial changes to the Group's accounting policies.

Certain comparatives have been restated to conform with the current year's presentation.

2 Summary of significant accounting policies (continued)

2.2 Consolidation

The consolidated financial statements include the financial statements of the Company and all its subsidiaries made up to 31 December.

(a) Subsidiary

Subsidiaries are entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured at the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement.

Inter-company transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

In the Company's balance sheet the investments in subsidiaries are stated at cost less provision for impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividend received and receivable.

(b) Associates

Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for by the equity method of accounting and are initially recognised at cost. The Group's investment in associates includes goodwill (net of any accumulated impairment losses) identified on acquisition (see Note 2.8).

2 Summary of significant accounting policies (continued)

2.2 Consolidation (continued)

(b) Associates (continued)

The Group's share of its associates' post-acquisition profits or losses is recognised in the income statement, and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group's share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

In the Company's balance sheet the investments in associates are stated at cost less provision for impairment losses. The results of associates are accounted for by the Company on the basis of dividend received and receivable.

2.3 Segment reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments.

In accordance with the Group's internal financial reporting, the Group has determined that geographical segment be presented as the primary reporting format and business segment as the secondary reporting format.

Unallocated costs represent corporate expenses. Segment assets consist primarily of fixed assets, leasehold land and land use rights, interest in associates, inventories, receivables and operating cash, and mainly exclude deferred income tax assets, intangible assets and investments in securities. Segment liabilities comprise operating liabilities and exclude items such as taxation, derivative financial instruments and all borrowings. Capital expenditure comprises additions to fixed assets, leasehold land and land use rights.

2.4 Foreign currency translation

(a) Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). The consolidated financial statements are presented in US dollars, which is the Company's functional and presentation currency.

2 Summary of significant accounting policies (continued)

2.4 Foreign currency translation (continued)

(b) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement.

Translation differences on non-monetary items, such as financial assets held for trading held at fair value through profit or loss, are reported as part of the fair value gain or loss. Translation differences on non-monetary items, such as equities classified as available-for-sale financial assets, are included in the relevant reserve in the equity.

(c) Group companies

The results and financial position of all the group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i) assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

(ii) income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

(iii) all resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities are taken to exchange fluctuation reserve of the shareholders' equity. When a foreign operation is partially disposed or sold, such exchange differences are recognised in the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

2.5 Property, plant and equipment

Buildings comprise mainly hotel properties. All properties, plant and equipment are stated at historical cost less depreciation and impairment losses. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are expensed in the income statement during the financial period in which they are incurred.

2 Summary of significant accounting policies (continued)

2.5 Property, plant and equipment (continued)

Depreciation is calculated to write off the cost on a straight-line basis over the expected useful lives. The useful lives or principal annual rates used are:

Hotel buildings and other buildings	Lower of underlying land lease term or 50 years
Furniture, fixtures and equipment	10% to $33^{1}/_{3}$%
Motor vehicles	25%
Plant and machinery	5% to 10%

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount.

No depreciation is provided on freehold land for hotel properties and such land is stated at cost less accumulated impairment, if any. Properties under development are not depreciated.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognised within other operating expenses in the income statement.

2.6 Investment properties

Property that is held for long-term rental yields or for capital appreciation or both, and that is not occupied by the companies in the consolidated Group, is classified as investment property.

Investment property comprises land held under operating lease or freehold and buildings.

Land held under operating leases is classified and accounted for as investment property without amortisation when the rest of the definition of investment property is met.

Investment property is measured initially at its cost, including related transaction costs.

After initial recognition, investment property is carried at fair value reviewed annually by external professional valuers. Changes in fair values are recognised in the income statement.

Subsequent expenditure is charged to the asset's carrying amount only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance costs are expensed in the income statement during the financial period in which they are incurred.

2 Summary of significant accounting policies (continued)

2.7 Leasehold land and land use rights

Prepaid leasehold land premiums or land use rights for hotel properties or for development of hotel properties are classified and accounted for as leasehold land and land use rights and are stated at cost and amortised over the period of the lease on a straight-line basis to the income statement.

2.8 Intangible assets

(a) Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary/associate at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill on acquisitions of associates is included in investments in associates. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing.

(b) Trademarks and licences

Trademarks and licences are shown at historical cost. Trademarks and licences have a definite useful life and are carried at cost less accumulated amortisation and impairment. Amortisation is calculated using the straight-line method to allocate the cost of trademarks and licences over their estimated useful lives of 20 years.

(c) Website development costs

Website development costs that are directly associated with the development of identifiable and unique products controlled by the Group, and that will probably generate economic benefits exceeding costs beyond one year, are recognised as intangible assets. Such development costs are carried at cost less accumulated amortisation and impairment. Amortisation is calculated using the straight-line method to allocate the cost over their estimated useful lives of 3 years upon commencement of operation.

2.9 Impairment of assets

Assets that have an indefinite useful life are not subject to amortisation, but are at least tested annually for impairment and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets other than goodwill are reviewed for possible reversal of impairment at each reporting date.

2 Summary of significant accounting policies (continued)

2.10 Investments

The Group classifies its investments in the following categories: financial assets held for trading, loans and receivables and available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition and re-evaluates this classification at every reporting date.

(a) Financial assets held for trading

A financial asset is classified in this category if acquired principally for the purpose of selling in the short term. Derivatives are also categorised as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if they are either held for trading or are expected to be realised within 12 months of the balance sheet date.

(b) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Group provides money, goods or services directly to a debtor with no intention of trading the receivable. They are included in current assets, except for maturities greater than 12 months after the balance sheet date which are classified as non-current assets. Loans and receivables are included in trade and other receivables in the balance sheet (Note 2.12).

(c) Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.

Purchases and sales of investments are recognised on trade-date – the date on which the Group commits to purchase or sell the asset. Investments are initially recognised at cost for all financial assets. Investments are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Financial assets held for trading are subsequently carried at fair value based on current market closing prices with realised and unrealised gains and losses arising from changes in the fair value included in the income statement in the period in which they arise. Loans and receivables are carried at amortised cost using the effective interest method less impairment with changes in carrying value to be recognised in the income statement. Unlisted equity included in available-for-sale financial assets are stated at cost less impairment (which is charged to the income statement) as the fair value of these financial assets cannot be reliably measured. Club debentures are stated at fair value and the changes in fair value are recognised in equity.

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of loans and receivables and available-for-sale financial assets, a significant or prolonged decline in the expected recoverable value of the asset below its cost is considered in determining whether the asset is impaired. If any such evidence exists, the carrying value is reduced to its estimated recoverable amount.

2 Summary of significant accounting policies (continued)

2.11 Inventories

Inventories are stated at the lower of cost and net realisable value.

Cost, being cost of purchase, is determined on a weighted average basis. Net realisable value is the estimated selling price in the ordinary course of business, less applicable variable selling expense.

2.12 Trade and other receivables

Trade and other receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. A provision for impairment of trade and other receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The carrying amount of the assets is reduced through the use of an allowance account, and the amount of loss is recognised in the income statement within administrative expenses. When a trade receivable is uncollectible, it is written off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written off are credited against administrative expenses in the income statement.

2.13 Cash and cash equivalents

Cash and cash equivalents include cash in hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts. Bank overdrafts are shown within bank loans in current liabilities on the balance sheet.

2.14 Share capital

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

2.15 Trade payables

Trade payables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method.

2.16 Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. The difference between the proceeds received and fair value at inception (fair value gain/loss) is recognised in the income statement. Transaction costs are incremental costs that are directly attributable to the acquisition, issue or disposal of a financial asset or financial liability, including fees and commissions paid to agents, advisers, brokers and dealers, levies by regulatory agencies and securities exchanges, and transfer taxes and duties. Borrowings are subsequently stated at amortised cost; any difference between the initial fair value (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

2 Summary of significant accounting policies (continued)

2.17 Convertible bonds

Convertible bonds issued are split into their liability and equity components at initial recognition by recognising the liability component at its fair value which is determined using a market interest rate for equivalent non-convertible bonds and attributing to the equity component the difference between the proceeds from the issue and the fair value of the liability component. The liability component is subsequently carried at amortised cost. The equity component is recognised in the convertible bonds reserve until the bond is either converted (in which case it is transferred to share premium) or the bond is redeemed (in which case it is released directly to retained earnings).

2.18 Pre-operating expenditure

Pre-operating expenditure is charged to the income statement in the year in which it is incurred.

2.19 Deferred income tax

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, if the deferred income tax arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss, it is not accounted for. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred income tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

2.20 Employee benefits

(i) Employee leave entitlements

Employee entitlements to annual leave are recognised when they accrue to employees. A provision is made for the estimated liability for annual leave as a result of services rendered by employees up to the balance sheet date.

Employee entitlements to sick leave and maternity leave are not recognised until the time of leave.

(ii) Pension obligations

The Group operates a number of defined benefit and defined contribution plans, most of the assets of which are generally held in separate trustee administered funds. The pension plans are generally funded by payments from employees and by the relevant Group companies, taking account of the recommendations of independent qualified actuaries for defined benefit plans.

2 Summary of significant accounting policies (continued)

2.20 Employee benefits (continued)

(ii) Pension obligations (continued)

The Group's contributions to the defined contribution retirement scheme are expensed as incurred and are reduced by contributions forfeited by those employees who leave the scheme prior to vesting fully in the contributions, whenever applicable.

For defined contribution plans, the Group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Group has no further payment obligations once the contributions have been paid. The contributions are recognised as employee benefit expense when they are due and are reduced by contributions forfeited by those employees who leave the scheme prior to vesting fully in the contributions. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future payments is available.

For defined benefit plans, pension costs are assessed using the project unit credit method: the cost of providing pensions is charged to the income statement so as to spread the regular cost over the service lives of employees in accordance with the advice of the actuaries who carry out a full valuation of the plans at least every 3 years. The pension obligation is measured as the present value of the estimated future cash outflows. Actuarial gains and losses arising from funded plans are recognised over the average remaining service lives of employees. Past service costs are recognised as an expense on a straight-line basis over the average period until the benefits become vested.

2.21 Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of an amount can be made. Provisions are not recognised for future operating losses.

2.22 Revenue recognition

Revenue comprises the fair value for the sale of goods and services, net of value-added tax, rebates and discounts and after eliminating sales within the Group. Revenue is recognised as follows:

Sales:

(i) Hotel revenue from room rentals, food and beverage sales and other ancillary services is recognised when the services are rendered.

(ii) Revenue in respect of hotel management and related services is recognised when the services are rendered.

(iii) Rental revenue from properties is recognised on a straight-line basis over the periods of the respective leases.

2 Summary of significant accounting policies (continued)

2.22 Revenue recognition (continued)

Other revenue:

(iv) Interest income is recognised on a time-proportion basis using the effective interest method. When a receivable is impaired, the Group reduces the carrying amount to its recoverable amount, being the estimated future cash flow discounted at original effective interest rate of the instrument, and continues unwinding the discount as interest income. Interest income on impaired loans is recognised either as cash is collected or on a cost-recovery basis as conditions warrant.

(v) Dividend income is recognised when the right to receive payment is established.

2.23 Operating leases (as the lessee)

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are expensed in the income statement on a straight-line basis over the period of the leases.

2.24 Dividend distribution

Dividend distribution to the Company's shareholders is recognised as a liability in the Group's financial statements in the period in which the dividends are approved by the Company's shareholders.

2.25 Share-based compensation

The Group operates two equity-settled, share-based compensation plans. For options granted on or before 7 November 2002, the Group has taken advantage of the transitional provisions in HKFRS 2 under which the fair value recognition and measurement policies have not been applied. For options granted after 7 November 2002, the fair value of the employee services received in exchange for the grant of the options is recognised as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted, excluding the impact of any non-market vesting conditions (for example, profitability and sales growth targets). Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, the entity revises its estimates of the number of options that are expected to become exercisable. It recognises the impact of the revision of original estimates, if any, in the income statement, and a corresponding adjustment to equity over the remaining vesting period.

The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised. The related balance previously recognised in the option reserve is also credited to the share premium.

2.26 Borrowing costs

Borrowing costs that are directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalised as part of the cost of that asset. All other borrowing costs are charged to the income statement in the year in which they are incurred.

3 Financial risk management

3.1 Financial risk factors

The Group's activities expose it to a variety of financial risks: market risk (including foreign exchange risk and price risk), credit risk, liquidity risk and interest-rate risk. The Group's overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group's financial performance. The Group uses derivative financial instruments to hedge certain risk exposures.

Risk management is carried out by the Group Treasury under guidance of the Board of Directors. Group Treasury identifies, evaluates and hedges financial risks in close co-operation with the Group's operating units. The Board provides principles for overall risk management and covering specific areas, such as foreign exchange risk, interest-rate risk, credit risk, use of derivative financial instruments and investing excess liquidity.

(a) Market risk

(i) Foreign exchange risk

The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures. Foreign exchange risk arises from future commercial transactions, recognised assets and liabilities and net investments in foreign operations. The Group has investments in different foreign operations, whose net assets are exposed to foreign currency translation risk.

The Group has a natural economic hedge in terms of currency risk to the extent that all the Group's business units in Hong Kong, Mainland China, Singapore and Malaysia derive their revenues (and most of the expenses associated therewith) in local currencies. Given the continued strengthening of the Philippines Peso, the Group's hotels have gradually commenced quoting room tariffs in the local currency. It is the Group's endeavour, wherever and to the extent possible, to quote tariffs in the stronger currency and maintain bank balances in that currency, if legally permitted. Also, to the extent legally permitted, the Group's subsidiaries in Mainland China contracted for new bank loans in US dollars.

The Group has not felt it appropriate to substantially hedge against currency risks through forward exchange contracts upon consideration of the currency risk involved and the cost of obtaining such cover.

The Group analyses its exchange exposure based on the financial position at year end. The Group's exchange risk at the unit level mainly arises from long-term bank borrowings and shareholders' loans and the Group calculates such impact on the income statement. The Group calculates the impact on exchange fluctuation reserve of the exchange risk on consolidation arising from the translation of the net investment in foreign entities. At 31 December 2007, if US dollar and Hong Kong dollar has weakened/strengthened by 5% against all other currencies with all other variables held constant, the Group's profit attributable to the equity holders of the Company and exchange fluctuation reserve would have been increased/decreased by US$31,706,000 (2006: US$17,419,000) and US$183,540,000 (2006: US$152,701,000), respectively. Exchange rate between US dollar and Hong Kong dollar is only allowed to fluctuate in a narrow range under the Hong Kong's linked exchange rate system.

3 Financial risk management (continued)

3.1 Financial risk factors (continued)

(a) Market risk (continued)

(ii) Price risk

The Group is exposed to equity securities price risk because investments held by the Group are classified on the consolidated balance sheet as financial assets held for trading and are stated at fair value through profit or loss. Available-for-sale financial assets are investment in unquoted shares and not subject to price risk. The Group is not exposed to commodity price risk.

Equity security price risk is the risk that the fair values of the trading securities decrease as a result of changes in the value of individual securities which are also affected by the change in the level of equity indices.

For every 5% decrease in the fair value of the trading securities, the carrying value of the trading securities will decrease by US$3,586,000 (2006:US$2,505,000) while the Group's profit attributable to the equity holders of the Company will decrease by US$3,090,000 (2006: US$2,090,000) assuming that no account is given for factors such as impairment which may have additional impact on the income statement.

Based on the market value of all the trading securities as at 31 December 2007, 97.8% (2006: 96.4%) of the Group's trading securities are listed on The Stock Exchange of Hong Kong Limited and are valued at closing market bid prices at the balance sheet date. The market equity index for the Hong Kong stock exchange, at the close of business of the nearest trading day in the year to the balance sheet date, and the highest and lowest points during the year were as follows:

	31 December 2007	High/Low 2007	31 December 2006	High/Low 2006
Hong Kong – Hang Seng Index	27,812	31,638/ 18,664	19,964	20,001/ 14,944

(b) Credit risk

The Group has no significant concentrations of credit risk. It has policies in place to ensure that sale of rooms to wholesalers are made to customers with an appropriate credit history. Sales to retail customers are made via credit cards to a significant extent. Sales to corporate customers are made to customers with good credit history. The Group has policies that limit the amount of global credit exposure to any customer.

The maximum exposure of credit risk at the reporting date in respect of each class of financial assets is disclosed in the notes to the consolidated financial statements of the relevant financial assets.

(c) Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. Due to the dynamic nature of the underlying businesses, the Group Treasury aims to maintain flexibility in funding by keeping committed credit lines available.

3 Financial risk management (continued)

3.1 Financial risk factors (continued)

(c) Liquidity risk (continued)

The analysis of the Group's financial liabilities showing the contractual maturities is as follows:

	Less than 3 months US$'000	Between 3 months and 1 year US$'000	Between 1 and 2 years US$'000	Over 2 years US$'000
At 31 December 2007				
Bank overdrafts	34	-	-	-
Bank loans	-	91,928	18,118	1,135,821
Derivative financial instruments	-	-	-	20,708
Due to minority shareholders	-	10,355	-	31,318
Accounts payable and accruals	60,687	316,718	-	-
Income tax liabilities	-	27,456	-	-
At 31 December 2006				
Bank overdrafts	112	-	-	-
Bank loans	-	42,888	162,261	1,317,452
Convertible bonds	-	-	-	28,202
Derivative financial instruments	-	-	-	11,765
Due to minority shareholders	-	15,588	3,544	11,307
Accounts payable and accruals	46,465	231,038	-	-
Income tax liabilities	-	19,401	-	-

The amounts disclosed in the table are the contractual undiscounted cash flows which are equal to their carrying balances in the respective consolidated balance sheet except that the amount due to minority shareholders with maturities over two years included in the consolidated balance sheet as at 31 December 2007 is US$20,603,000 while the convertible bonds included in the consolidated balance sheet as at 31 December 2006 is US$26,704,000.

(d) Cash flow and fair value interest-rate risk

As the Group has no significant interest-bearing assets, the Group's income and operating cash inflows are substantially independent of changes in market interest rates.

The Group's interest-rate risk mainly arises from long-term bank borrowings and derivative financial instrument of interest-rate swap contracts.

Bank borrowings issued at variable rates expose the Group to cash flow interest-rate risk. Group policy is to maintain at around 50% or above of its borrowings at fixed rate, considering Renminbi bank borrowings are fixed rate in nature and taking into account the principal amount of interest-rate swap contracts executed. At as 31 December 2007, 61% of borrowings were at fixed rates on that basis.

3 Financial risk management (continued)

3.1 Financial risk factors (continued)

(d) Cash flow and fair value interest-rate risk (continued)

The Group analyses its interest rate exposure on bank borrowings based on the assumption that the loan position at year end could be wholly refinanced and/or renewed. The Group calculates the impact on income statement of a defined interest rate shift. The same interest rate shift is used for all currencies. The scenario is run only for bank borrowings that represent the major interest-bearing portion. Based on the simulation performed, the impact on income statement of a one percentage increase would be a maximum decrease of the Group's profit attributable to the equity holders of the Company of US$11,064,000 (2006: US$8,200,000) after interest capitalisation for properties under development.

The Group manages its cash flow interest-rate risk by using floating-to-fixed interest-rate swap contracts. Such interest-rate swap contracts have the economic effect of converting borrowings from floating rates to fixed rates. Generally, the Group raises long-term bank borrowings at floating rates. The Group closely monitors the movement of interest rates from time to time and enters into interest-rate swap contracts. Under the interest-rate swap contracts, the Group agrees with other parties to exchange, at monthly intervals, the difference between fixed contract rates and floating-rate interest amounts calculated by reference to the agreed notional principal amounts. However, these interest-rate swap contacts do not qualify for hedge accounting. Changes in the fair value of any contracts are recognised immediately in the income statement.

The Group analyses its interest rate exposure on interest-rate swap contracts based on the principal value and underlying terms of the contracts at year end. At 31 December 2007, if interest rate is one percentage higher with all other variables held constant, the Group's profit attributable to the equity holders of the Company would have been increased by US$28,296,000 (2006: US$24,544,000) as a result of increase in fair value of these contracts. If interest rate is one percentage lower, the Group's profit attributable to the equity holders of the Company would have been decreased by US$29,649,000 (2006: US$26,201,000).

3.2 Financial risk management

The Group's objectives when managing capital are to safeguard the Group's ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

The Group monitors capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings (including current and non-current bank borrowings and convertible bonds as shown in the balance sheet) less cash and cash equivalents. Total capital is calculated as 'equity', as shown in the balance sheet.

3 Financial risk management (continued)

3.2 Financial risk management (continued)

The gearing ratios at 31 December 2007 and 2006 were as follows:

	2007 US$'000	2006 US$'000
Total borrowings	**1,245,867**	1,549,305
Less: Cash and cash equivalents (Note 17)	**(386,684)**	(330,161)
Net debt	**859,183**	1,219,144
Total equity	**4,185,328**	2,975,324
Gearing ratio (net debt over total equity)	**20.5%**	41.0%

The Group's bank borrowing facilities require it to meet certain ratios based on adjusted consolidated capital and reserves attributable to the Company's equity holders and adjusted consolidated total equity. The Group monitors compliance with these ratios on a monthly basis. The Group has satisfactorily complied with all convenants under its borrowing agreements.

3.3 Accounting for interest-rate swap contracts

The Group has sought to reduce its interest rate exposure by entering into interest-rate swap contracts.

Interest-rate swap contracts, a kind of derivative financial instruments, are set up for the purpose of managing risk (since the Group's policy does not permit speculative transactions). Interest-rate swap contracts are initially recognised at fair value on the date a contract is entered into and are subsequently remeasured at their fair value.

The Group's interest-rate swap contracts do not qualify for hedge accounting. Changes in the fair value of any contracts that do not qualify for hedge accounting are recognised immediately in the income statement.

3.4 Fair value estimation

The fair value of financial instruments traded in active markets (such as publicly traded derivatives, and trading and available-for-sale securities) is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the Group is the current bid price; the appropriate quoted market price for financial liabilities is the current ask price.

The fair value of financial instruments not traded in active markets are stated at cost less impairment (which is charged to the income statement) as the fair value of these financial assets cannot be reliably measured.

The nominal value less estimated credit adjustments of trade receivables and payables are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

4 Critical accounting estimates and judgments

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

4.1 Critical accounting estimates and assumptions

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(a) Estimated impairment of goodwill

The Group tests annually whether goodwill has suffered any impairment, in accordance with the accounting policy stated in Note 2.8. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations require the use of estimates.

(b) Income taxes

The Group is subject to income taxes in numerous jurisdictions. Significant judgment is required in determining the worldwide provision for income taxes. There are certain transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due in accordance with local tax practise and professional advice. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact on the income tax and deferred tax provisions in the period in which such determination is made.

(c) Estimate of fair value of investment properties

The best evidence of fair value is current prices in an active market for similar lease and other contracts or valuation carried out by independent firms of valuers annually. The Group's investment properties are stated at professional valuations at year end.

4.2 Critical judgments in applying the entity's accounting policies

Distinction between investment properties and owner-occupied properties

The Group determines whether a property qualifies as investment property. In making its judgment, the Group considers whether the property generates cash flows largely independently of the other assets held by an entity. Owner-occupied properties generate cash flows that are attributable not only to property but also to other assets used in the production or supply process.

Some properties comprise a portion that is held to earn rentals or for capital appreciation and another portion that is held for use in the production or supply of goods or services or for administrative purposes. If these portions can be sold separately (or leased out separately under a finance lease), the Group accounts for the portions separately. If the portions cannot be sold separately, the property is accounted for as investment property only if an insignificant portion is held for use in the production or supply of goods or services or for administrative purposes. Judgment is applied in determining whether ancillary services are so significant that a property does not qualify as investment property. The Group considers each property separately in making its judgment.

5 Sales and segment information

The Group owns and operates hotels and associated properties and provides hotel management and related services. Sales recognised during the year are as follows:

	2007 US$'000	2006 US$'000
Sales		
Hotel operation:		
Room rentals	**622,644**	514,471
Food and beverage sales	**457,250**	376,846
Rendering of ancillary services	**79,251**	69,524
Hotel management and related service fees	**32,369**	20,766
Property rentals	**27,734**	21,285
	1,219,248	1,002,892

Primary reporting format – geographical segments

The Group is managed on a worldwide basis in six main geographical areas:

Hong Kong	– hotel ownership, operation and management
Mainland China	– hotel ownership, operation and management
	– ownership and leasing of office, commercial and serviced apartments
The Philippines	– hotel ownership, operation and management
Singapore	– hotel ownership, operation and management
	– ownership and leasing of office, commercial and serviced apartments
Thailand	– hotel ownership, operation and management
	– ownership and leasing of office, commercial and serviced apartments
Malaysia	– hotel ownership, operation and management, golf club ownership and operation
	– ownership and leasing of office, commercial and serviced apartments
Other countries	– hotel ownership, operation and management

Secondary reporting format – business segments

The Group is organised on a worldwide basis into three main business segments:

Hotel operation	– ownership and operation of hotel business
Hotel management	– provision of hotel management and related services
Property rentals	– ownership and leasing of office, commercial and serviced apartments

5 Sales and segment information (continued)

Primary reporting format – geographical segments

Segment income statement

For year ended 31 December 2007 (US$ million)

	Hong Kong	The People's Republic of China Mainland China	The Philippines	Singapore	Thailand	Malaysia	Other	Elimination	Group
Sales									
External sales	230.8	436.9	149.4	170.6	60.3	121.8	49.4	–	1,219.2
Inter-segment sales	7.1	19.3	8.8	4.9	2.8	3.7	1.7	(48.3)	–
Total	237.9	456.2	158.2	175.5	63.1	125.5	51.1	(48.3)	1,219.2
Result									
Segment results	32.7	86.3	30.0	55.8	21.6	36.9	17.3	–	280.6
Interest income									10.3
Dividend income									0.9
Net unrealised gains on financial assets held for trading									21.1
Fair value gains on investment properties									59.1
Fair value losses on derivative financial instruments – interest-rate swap contracts									(10.4)
Fair value gains on loans from minority shareholders									10.7
Unallocated corporate expenses									(16.0)
Tax refund on reinvestment of dividend from a subsidiary and an associate									3.2
Gain on disposal of partial interests in subsidiaries									9.1
Waiver of debt by a minority shareholder									4.7
Operating profit									373.3
Finance costs									(19.1)
Share of profit of associates	(0.2)	85.7	–	11.9	–	2.3	(0.8)	–	98.9
Profit before income tax									453.1

5 Sales and segment information (continued)

Primary reporting format – geographical segments (continued)

Segment income statement (continued)

For year ended 31 December 2007 (US$ million)

	The People's Republic of China								
	Hong Kong	Mainland China	The Philippines	Singapore	Thailand	Malaysia	Other	Elimination	Group
Depreciation of property, plant and equipment	(14.5)	(61.5)	(21.9)	(12.9)	(9.0)	(11.4)	(3.7)	-	(134.9)
Amortisation of leasehold land and land use rights	(1.9)	(5.6)	–	(0.2)	-	(0.3)	(0.3)	-	(8.3)
Capital expenditures, excluding intangible assets	8.0	414.6	47.5	13.3	43.2	22.0	105.2	-	653.8

Inter-segment sales or transactions are entered into under the normal commercial terms and conditions that would also be available to unrelated third parties.

5 Sales and segment information (continued)

Primary reporting format – geographical segments (continued)

Segment balance sheet

As at 31 December 2007 (US$ million)

		The People's Republic of China							
	Hong Kong	Mainland China	The Philippines	Singapore	Thailand	Malaysia	Other	Elimination	Group
Segment assets	301.4	2,088.8	507.8	804.6	232.3	418.0	429.2	(13.2)	4,768.9
Interest in associates	39.3	918.8	–	86.9	–	28.7	45.3	–	1,119.0
Unallocated assets									125.9
Intangible assets									87.2
Total assets									6,101.0
Segment liabilities	(80.7)	(157.2)	(39.0)	(30.8)	(26.0)	(25.6)	(31.7)	13.2	(377.8)
Unallocated liabilities									(1,537.9)
Total liabilities									(1,915.7)

5 Sales and segment information (continued)

Primary reporting format – geographical segments (continued)

Segment income statement

For the year ended 31 December 2006 (US$ million)

	The People's Republic of China								
	Hong Kong	Mainland China	The Philippines	Singapore	Thailand	Malaysia	Other	Elimination	Group
Sales									
External sales	212.8	334.5	124.3	140.5	54.3	91.6	44.9	–	1,002.9
Inter-segment sales	6.9	19.1	7.8	3.8	2.6	2.6	0.9	(43.7)	–
Total	219.7	353.6	132.1	144.3	56.9	94.2	45.8	(43.7)	1,002.9
Result									
Segment results	14.6	80.0	23.8	38.7	20.4	18.2	14.2	–	209.9
Interest income									7.9
Dividend income									0.9
Net realised and unrealised gains on financial assets held for trading									21.0
Fair value gains on investment properties									51.5
Fair value losses on derivative financial instruments – interest-rate swap contracts									(10.4)
Unallocated corporate expenses									(14.8)
Tax refund on reinvestment of dividend from subsidiaries and an associate									7.6
Excess of net assets over the cost of acquisition of additional interest in a subsidiary									0.7
Goodwill impairment									(1.0)
Operating profit									273.3
Finance costs									(32.5)
Share of profit of associates	0.2	38.7	–	3.6	–	–	(0.5)	–	42.0
Profit before income tax									282.8

5 Sales and segment information (continued)

Primary reporting format – geographical segments (continued)

Segment income statement (continued)

For the year ended 31 December 2006 (US$ million)

	Hong Kong	The People's Republic of China Mainland China	The Philippines	Singapore	Thailand	Malaysia	Other	Elimination	Group
Depreciation of property, plant and equipment	(14.0)	(48.4)	(19.5)	(12.5)	(9.0)	(8.2)	(3.3)	–	(114.9)
Amortisation of leasehold land and land use rights	(1.9)	(5.8)	–	(0.2)	–	(0.3)	(0.3)	–	(8.5)
Capital expenditures, excluding intangible assets	12.3	275.6	32.9	14.1	18.4	28.6	156.2	–	538.1

Segment balance sheet

As at 31 December 2006 (US$ million)

	Hong Kong	The People's Republic of China Mainland China	The Philippines	Singapore	Thailand	Malaysia	Other	Elimination	Group
Segment assets	288.1	1,666.2	445.7	716.3	204.8	378.5	277.2	(16.9)	3,959.9
Interest in associates	24.0	768.9	–	71.3	–	25.9	34.2	–	924.3
Unallocated assets									103.8
Intangible assets									87.7
Total assets									5,075.7
Segment liabilities	(69.4)	(107.0)	(33.3)	(25.7)	(17.5)	(22.5)	(21.5)	16.9	(280.0)
Unallocated liabilities									(1,820.4)
Total liabilities									(2,100.4)

5 Sales and segment information (continued)

Secondary reporting format – business segments

For the year ended/as at 31 December 2007 (US$ million)

	Sales	Segment results	Total assets	Capital expenditures
Hotel operation				
– Room rentals	622.6			
– Food and beverage sales	457.3			
– Renderings of ancillary services	79.2			
	1,159.1	252.7	4,151.5	605.4
Hotel management	80.7	11.3	65.8	2.5
Property rentals	27.7	16.6	564.8	45.9
Elimination	(48.3)	–	(13.2)	–
	1,219.2	280.6	4,768.9	653.8
Interest in associates			1,119.0	–
Unallocated assets			125.9	–
Intangible assets			87.2	–
Total			6,101.0	653.8

For the year ended/as at 31 December 2006 (US$ million)

	Sales	Segment results	Total assets	Capital expenditures
Hotel operation				
– Room rentals	514.5			
– Food and beverage sales	376.8			
– Renderings of ancillary services	69.5			
	960.8	197.3	3,422.2	531.7
Hotel management	64.5	5.1	48.9	3.6
Property rentals	21.3	7.5	505.7	2.8
Elimination	(43.7)	–	(16.9)	–
	1,002.9	209.9	3,959.9	538.1
Interest in associates			924.3	–
Unallocated assets			103.8	–
Intangible assets			87.7	–
Total			5,075.7	538.1

6 Financial instruments by category

The accounting policies for financial instruments have been applied to the line items below:

Group

	Loans and Receivables US$'000	Assets at fair value through income statement US$'000	Derivatives not qualifying for hedge accounting US$'000	Available-for-sale assets US$'000	Total US$'000
Assets as per consolidated balance sheet					
31 December 2007					
Available-for-sale financial assets (Note 13)	-	-	-	4,191	4,191
Other receivables (Note 14)	5,091	-	-	-	5,091
Accounts receivable (Note 15)	111,404	-	-	-	111,404
Due from associates (Note 12)	84,783	-	-	-	84,783
Financial assets held for trading (Note 16)	-	71,710	-	-	71,710
Cash and cash equivalents (Note 17)	386,684	-	-	-	386,684
Total	**587,962**	**71,710**	**-**	**4,191**	**663,863**
31 December 2006					
Available-for-sale financial assets (Note 13)	-	-	-	4,052	4,052
Derivative financial instruments (Note 22)	-	-	1,458	-	1,458
Other receivables (Note 14)	3,923	-	-	-	3,923
Accounts receivable (Note 15)	92,282	-	-	-	92,282
Due from associates (Note 12)	71,361	-	-	-	71,361
Financial assets held for trading (Note 16)	-	50,094	-	-	50,094
Cash and cash equivalents (Note 17)	330,161	-	-	-	330,161
Total	497,727	50,094	1,458	4,052	553,331

	Liabilities at fair value through income statement US$'000	Derivatives not qualifying for hedge accounting US$'000	Other financial liabilities US$'000	Total US$'000
Liabilities as per consolidated balance sheet				
31 December 2007				
Bank loans and overdrafts (Note 20)	-	-	1,245,867	1,245,867
Derivative financial instruments (Note 22)	-	20,708	-	20,708
Due to minority shareholders (Note 23)	30,958	-	-	30,958
Accounts payable and accruals (Note 25)	-	-	377,405	377,405
Total	**30,958**	**20,708**	**1,623,272**	**1,674,938**
31 December 2006				
Bank loans and overdrafts (Note 20)	-	-	1,522,601	1,522,601
Convertible bonds (Note 21)	-	-	26,704	26,704
Derivative financial instruments (Note 22)	-	11,765	-	11,765
Due to minority shareholders (Note 23)	30,439	-	-	30,439
Accounts payable and accruals (Note 25)	-	-	277,503	277,503
Total	30,439	11,765	1,826,808	1,869,012

6 Financial instruments by category (continued)

Company

	Loans and Receivables US$'000	Derivatives not qualifying for hedge accounting US$'000	Available-for-sale assets US$'000	Total US$'000
Assets as per balance sheet				
31 December 2007				
Amounts due from subsidiaries (Note 11)	367,174	-	-	367,174
Club debentures	-	-	840	840
Dividends receivable	227,650	-	-	227,650
Cash and cash equivalents (Note 17)	16,468	-	-	16,468
Total	**611,292**	**-**	**840**	**612,132**
31 December 2006				
Amounts due from subsidiaries (Note 11)	417,896	-	-	417,896
Derivative financial instruments (Note 22)	-	1,458	-	1,458
Club debentures	-	-	840	840
Dividends receivable	186,145	-	-	186,145
Cash and cash equivalents (Note 17)	29,578	-	-	29,578
Total	633,619	1,458	840	635,917

	Derivatives not qualifying for hedge accounting US$'000	Other financial liabilities US$'000	Total US$'000
Liabilities as per balance sheet			
31 December 2007			
Derivative financial instruments (Note 22)	20,708	–	20,708
Amounts due to subsidiaries	–	28,241	28,241
Total	**20,708**	**28,241**	**48,949**
31 December 2006			
Derivative financial instruments (Note 22)	11,765	–	11,765
Amounts due to subsidiaries	–	31,783	31,783
Total	11,765	31,783	43,548

7 Property, plant and equipment

Group

	Freehold land and buildings US$'000	Vehicles & machinery US$'000	Furniture, fixtures & equipment US$'000	Properties under development US$'000	Total US$'000
At 1 January 2006					
Cost	2,395,964	140,349	439,513	159,874	3,135,700
Accumulated depreciation	(620,255)	(86,236)	(273,806)	-	(980,297)
Net book amount	1,775,709	54,113	165,707	159,874	2,155,403
Year ended 31 December 2006					
Opening net book amount	1,775,709	54,113	165,707	159,874	2,155,403
Exchange differences	86,924	2,923	5,111	6,693	101,651
Additions	78,853	6,380	31,066	413,448	529,747
Disposals	(5,555)	(136)	(2,668)	(3,304)	(11,663)
Transfer	42,536	1,703	27,294	(71,533)	-
Depreciation	(62,268)	(14,016)	(38,993)	-	(115,277)
Closing net book amount	1,916,199	50,967	187,517	505,178	2,659,861
At 31 December 2006					
Cost	2,628,248	153,757	489,222	505,178	3,776,405
Accumulated depreciation	(712,049)	(102,790)	(301,705)	-	(1,116,544)
Net book amount	1,916,199	50,967	187,517	505,178	2,659,861

	Freehold land and buildings US$'000	Vehicles & machinery US$'000	Furniture, fixtures & equipment US$'000	Properties under development US$'000	Total US$'000
Year ended 31 December 2007					
Opening net book amount	**1,916,199**	**50,967**	**187,517**	**505,178**	**2,659,861**
Exchange differences	**120,170**	**2,737**	**9,315**	**35,930**	**168,152**
Additions	**29,620**	**8,319**	**40,859**	**496,332**	**575,130**
Disposals	**(3,253)**	**(185)**	**(1,171)**	**(201)**	**(4,810)**
Disposal through selling of partial interest in a subsidiary	**-**	**-**	**(55)**	**(60)**	**(115)**
Transfer	**364,221**	**53,655**	**62,642**	**(480,518)**	**-**
Transfer to investment properties (Note 8)	**-**	**-**	**-**	**(2,250)**	**(2,250)**
Depreciation	**(68,350)**	**(15,916)**	**(50,771)**	**-**	**(135,037)**
Closing net book amount	**2,358,607**	**99,577**	**248,336**	**554,411**	**3,260,931**
At 31 December 2007					
Cost	**3,171,927**	**220,593**	**612,043**	**554,411**	**4,558,974**
Accumulated depreciation	**(813,320)**	**(121,016)**	**(363,707)**	**-**	**(1,298,043)**
Net book amount	**2,358,607**	**99,577**	**248,336**	**554,411**	**3,260,931**

7 Property, plant and equipment (continued)

(a) All depreciation expenses (net of amount capitalised) in 2007 and 2006 have been included as part of the other operating expenses.

(b) For year 2007, there is no bank borrowings secured on fixed assets. In the year 2006, banking borrowings were secured on certain vehicles with closing net book amount of US$70,000 (Note 20).

(c) Buildings comprise mainly hotel properties. Details of the hotel properties of the Company's subsidiaries are summarised in Note 41(a).

(d) Properties under development included construction work in progress in respect of the renovation of certain hotel properties.

(e) Details of movements in property, plant and equipment of the Company are as follows:

	Furniture, fixtures & equipment US$'000	Motor vehicles US$'000	Total US$'000
At 1 January 2006			
Cost	834	221	1,055
Accumulated depreciation	(794)	(211)	(1,005)
Net book amount	40	10	50
Year ended 31 December 2006			
Opening net book amount	40	10	50
Additions	9	–	9
Depreciation	(23)	(10)	(33)
Closing net book amount	26	–	26
At 31 December 2006			
Cost	843	221	1,064
Accumulated depreciation	(817)	(221)	(1,038)
Net book amount	26	–	26
Year ended 31 December 2007			
Opening net book amount	**26**	–	**26**
Additions	**31**	–	**31**
Depreciation	**(21)**	–	**(21)**
Closing net book amount	**36**	**–**	**36**
At 31 December 2007			
Cost	**874**	**221**	**1,095**
Accumulated depreciation	**(838)**	**(221)**	**(1,059)**
Net book amount	**36**	**–**	**36**

8 Investment properties

	2007 US$'000	2006 US$'000
At 1 January	**385,125**	353,159
Exchange differences	**27,039**	23,140
Additions	**45,865**	2,862
Derecognised cost for replaced part	**(254)**	(1,871)
Transfer from property, plant and equipment (Note 7)	**2,250**	–
Transfer from leasehold land and land use rights (Note 9)	**4,469**	–
Reclassified as deposit	**–**	(43,668)
Fair value gains (included in other gains – net) (Note 27)	**59,139**	51,503
At 31 December	**523,633**	385,125

(a) The investment properties were revalued at 31 December 2007 by independent professionally qualified valuers on the basis of their market value as a fully operational entity for existing use.

(b) The fair values of investment properties comprised:

	2007 US$'000	2006 US$'000
Outside Hong Kong, held on:		
Freehold	**400,430**	335,048
Leases of between 10 to 50 years	**123,203**	50,077
	523,633	385,125

(c) Details of investment properties of the Company's subsidiaries are summarised in Note 42(a).

9 Leasehold land and land use rights

	2007 US$'000	2006 US$'000
At 1 January		
Cost	**467,277**	451,681
Accumulated amortisation	**(86,135)**	(76,538)
Net book amount	**381,142**	375,143
Opening net book amount	**381,142**	375,143
Exchange differences	**15,600**	8,944
Additions	**28,960**	5,534
Acquisition of a subsidiary (Note 36(c))	**3,842**	–
Transfer to investment properties (Note 8)	**(4,469)**	–
Amortisation of prepaid operating lease payment	**(8,326)**	(8,479)
Closing net book value	**416,749**	381,142
At 31 December		
Cost	**513,142**	467,277
Accumulated amortisation	**(96,393)**	(86,135)
Net book amount	**416,749**	381,142

All amortisation expenses in 2007 and 2006 have been included as part of the other operating expenses.

9 Leasehold land and land use rights (continued)

The Group's interests in leasehold land and land use rights represent prepaid operating lease payments and their net book values are analysed as follows:

	2007	2006
	US$'000	US$'000
In Hong Kong held on:		
Leases of between 10 to 50 years	**83,327**	85,266
Outside Hong Kong, held on:		
Leases of over 50 years	**97,520**	84,824
Leases of between 10 to 50 years	**235,902**	211,052
	416,749	381,142

10 Intangible assets

	Goodwill	Trademark & licences	Website development	Total
	US$'000	US$'000	US$'000	US$'000
At 1 January 2006				
Cost	76,817	10,000	–	86,817
Accumulated amortisation	–	(125)	–	(125)
Net book amount	76,817	9,875	–	86,692
Year ended 31 December 2006				
Opening net book amount	76,817	9,875	–	86,692
Addition	–	958	1,625	2,583
Impairment	(1,026)	–	–	(1,026)
Amortisation expenses	–	(540)	–	(540)
Closing net book amount	75,791	10,293	1,625	87,709
At 31 December 2006				
Cost	75,791	10,958	1,625	88,374
Accumulated amortisation	–	(665)	–	(665)
Net book amount	75,791	10,293	1,625	87,709
Year ended 31 December 2007				
Opening net book amount	**75,791**	**10,293**	**1,625**	**87,709**
Addition	**-**	**-**	**405**	**405**
Amortisation expenses	**-**	**(548)**	**(394)**	**(942)**
Closing net book amount	**75,791**	**9,745**	**1,636**	**87,172**
At 31 December 2007				
Cost	**75,791**	**10,958**	**2,030**	**88,779**
Accumulated amortisation	**-**	**(1,213)**	**(394)**	**(1,607)**
Net book amount	**75,791**	**9,745**	**1,636**	**87,172**

10 Intangible assets (continued)

The principal component of goodwill represented the excess of cost of acquisition of the hotel management group, SLIM International Limited, over the fair value of the identified net assets acquired. Due to the synergies of the combination of the hotel operation and hotel management sub-groups, the goodwill impairment assessment is based on the future cashflows generated from these sub-groups. In view of the overall performance of the Group, provision for impairment losses is not considered necessary.

11 Investments in and balance with subsidiaries

(a) Investments in subsidiaries

	2007	2006
	US$'000	US$'000
Company		
Investments, at cost		
Unlisted shares	**1,701,321**	1,701,304
Equity loans	**1,318,115**	552,431
	3,019,436	2,253,735

Equity loans are unsecured, interest-free with no fixed repayment terms.

(b) Amounts due from subsidiaries – unsecured

	2007	2006
	US$'000	US$'000
Non-current – interest bearing at HIBOR plus 1% per annum with fixed repayment term	**–**	56,700
Current	**367,174**	361,196
	367,174	417,896

Current balance comprised:

	2007	2006
	US$'000	US$'000
Interest bearing at – HIBOR plus 1% per annum with fixed repayment term	**–**	7,088
Interest free repayable on demand	**367,174**	354,108
	367,174	361,196

(c) Amounts due to subsidiaries as at 31 December 2007 and 2006 are unsecured, interest-free and repayable on demand.

(d) Details of principal subsidiaries are set out in Note 40(a).

12 Interest in associates and due from associates

	2007 US$'000	2006 US$'000
Interest in associates		
At 1 January	**708,638**	607,897
Share of associates' results		
– profit before taxation	**108,554**	74,212
– taxation	**(9,654)**	(32,255)
	98,900	41,957
Exchange difference	**52,087**	28,868
Interest cost capitalised	**5,540**	–
Capital contribution to associates	**35,589**	64,528
Dividend declared by associates	**(40,528)**	(34,612)
Disposal of partial interest in a subsidiary (Note 36(b))	**15,107**	–
Investment in associates under equity method	**875,333**	708,638
Equity loans (a)	**182,796**	163,952
Other long term shareholder loans (b)	**60,863**	51,666
	1,118,992	924,256

Notes:

(a) Equity loans are unsecured, interest-free and with no fixed repayment terms.

(b) Other long term shareholder loans are interest bearing at

	2007 US$'000	2006 US$'000
– HIBOR plus 2% per annum	**29,210**	19,727
– SIBOR plus 0.217% per annum	**10,303**	11,863
– SWAP cost plus 0.5% per annum	**21,350**	20,076
	60,863	51,666

Other long term shareholder loans are unsecured and with no fixed repayment terms except for loans to two associates, of US$29,210,000 (2006: US$19,727,000) which will be wholly repayable by 31 December 2015.

(c) Due from associates are unsecured, interest-free and repayable within one year.

(d) The maximum exposure to credit risk at the reporting date is the fair value of the long term shareholder loans of US$60,863,000 (2006:US$51,666,000) and amounts due from associates of US$23,920,000 (2006: US$19,695,000).

12 Interest in associates and due from associates (continued)

(e) The Group's interest in its associates, all of which are unlisted, pursuant to HKAS 28 "Investments in Associates", after making appropriate adjustments to conform with the Group's accounting policies, were as follows:

Name	Paid up capital US$'000	Country of incorporation	Assets US$'000	Liabilities US$'000	Revenues US$'000	Profit/ (loss) US$'000	% interest held
2007							
China World Trade Center Ltd.	**240,000**	**The People's Republic of China**	**932,291**	**423,343**	**114,482**	**61,468**	**50**
Others	**-**	**-**	**821,267**	**211,223**	**130,259**	**37,433**	**-**
			1,753,558	**634,566**	**244,741**	**98,901**	
2006							
China World Trade Center Ltd.	240,000	The People's Republic of China	867,201	420,940	104,562	18,751	50
Others	-	-	629,035	151,040	113,721	23,206	-
			1,496,236	571,980	218,283	41,957	

13 Available-for-sale financial assets

	2007 US$'000	2006 US$'000
Equity securities:		
Overseas unlisted shares, at cost	**1,916**	1,916
– Exchange differences	**207**	83
– Provision for impairment losses	**(14)**	–
	2,109	1,999
Club debentures, at fair value	**2,082**	2,053
	4,191	4,052

There were no disposals on available-for-sale financial assets in 2007 and 2006.

The maximum exposure to credit risk at the reporting date is the fair value of the available-for-sale financial assets mentioned above.

14 Other receivables

	2007 US$'000	2006 US$'000
Loans to a managed hotel	**4,620**	3,923
Other loan	**471**	–
	5,091	3,923

Loans to a managed hotel were granted to a managed hotel in Australia owned by an independent third party under the provision of the hotel management agreement. The loans are secured by a second mortgage over that hotel property and wholly repayable by 2012 according to a fixed repayment schedule. These loans are interest-free except for a fixed amount of A$2,000,000 (equivalent to US$1,799,000) (2006: A$2,000,000 (equivalent to US$1,581,000)) which is interest bearing at LIBOR plus 1% per annum. The effective interest rate applied to calculate the fair value upon initial recognition of the interest free portion is 5.74% per annum.

An interest free loan of Euro 416,000 (equivalent to US$613,000) was granted to an officer by a wholly owned subsidiary according to the terms of the employment contract. The loan is wholly repayable by 2018 according to a fixed repayment schedule. The effective interest rate applied to calculate the fair value upon initial recognition of the loan is 3.87% per annum.

The fair values of these other receivables are not materially different from their carrying values.

The maximum exposure to credit risk at the reporting date is the fair value of other receivables mentioned above.

15 Accounts receivable, prepayments and deposits

	2007 US$'000	2006 US$'000
Trade receivables	**73,027**	59,301
Less: provision for impairment of receivables	**(1,321)**	(1,696)
Trade receivables – net	**71,706**	57,605
Prepayments and deposits	**60,024**	113,346
Other receivables	**39,698**	34,677
Current portion	**171,428**	205,628

There is no concentration of credit risk with respect to trade receivables, as the Group has a large number of customers, internationally dispersed.

(a) The fair values of the trade and other receivables are not materially different from their carrying values.

(b) A significant part of the Group's sales are by credit cards or against payment of deposits. The remaining amounts are with general credit term of 30 days. The Group has a defined credit policy. The ageing analysis of the trade receivables after provision of impairment is as follows:

	2007 US$'000	2006 US$'000
0 – 3 months	**69,676**	54,775
4 – 6 months	**1,546**	1,945
Over 6 months	**484**	885
	71,706	57,605

15 Accounts receivable, prepayments and deposits (continued)

(b) (continued)

Trade receivables that are less than three months past due are not considered impaired. As of 31 December 2007, trade receivables of US$20,849,000 (2006: US$17,704,000) were past due but not impaired. These relate to a number of independent customers for whom there is no recent history of default. The ageing analysis of these trade receivables is as follows:

	2007 **US$'000**	2006 US$'000
0 – 3 months	**18,822**	14,950
4 – 6 months	**1,543**	1,916
Over 6 months	**484**	838
	20,849	17,704

As of 31 December 2007, trade receivables of US$1,321,000 (2006: US$1,696,000) were considered impaired. These receivables were all overdue for more than three months.

The carrying amounts of the Group's trade and other receivables are denominated in the following currencies:

	2007 **US$'000**	2006 US$'000
Hong Kong dollars	**21,461**	20,623
US dollars	**4,159**	3,013
Renminbi	**24,300**	13,110
Singapore dollars	**14,731**	11,716
Malaysia Ringgit	**6,732**	8,717
Thai Baht	**4,458**	4,145
Philippine Pesos	**15,914**	12,854
Euros	**3,519**	–
Other currencies	**16,130**	18,104
	111,404	92,282

Movements on the Group's provision for impairment of trade receivables are as follows:

	2007 **US$'000**	2006 US$'000
At 1 January	**1,696**	1,604
Exchange difference	**86**	57
Provision for receivables impairment	**1,273**	1,132
Receivables written off during the year as uncollectible	**(421)**	(81)
Unused amounts reversed	**(1,313)**	(1,016)
At 31 December	**1,321**	1,696

15 Accounts receivable, prepayments and deposits

(continued)

(b) (continued)

The creation and release of provision for impaired receivables have been included in 'administrative expenses' in the income statement. Amounts charged to the allowance account are generally written off when there is no expectation of recovering additional cash.

The maximum exposure to credit risk at the reporting date is the fair value of each class of receivables mentioned above.

16 Financial assets held for trading

	2007	2006
	US$'000	US$'000
Equity securities, at market value		
Shares listed in Hong Kong	**70,131**	48,279
Shares listed outside Hong Kong	**1,579**	1,815
	71,710	50,094

Equity securities listed in Hong Kong included 10,867,055 (31 December 2006: 10,867,055) ordinary shares in the Company with a carrying value of US$34,634,000 (31 December 2006: US$28,114,000) held by a wholly owned subsidiary of Shangri-La Hotel Public Company Limited, Thailand ("SHPCL"). Such shares, representing approximately 0.4% (31 December 2006: 0.4%) of the issued share capital of the Company as at 31 December 2007, were held by the wholly owned subsidiary of SHPCL before the Company acquired a controlling interest in SHPCL in late 1999. The Company has undertaken, subject to market conditions, to use its reasonable endeavours to procure SHPCL to dispose of all such shares to independent parties. In view of the temporary nature of this holding in such shares, they have been classified as financial assets held for trading in these financial statements.

17 Cash and cash equivalents

	Group		Company	
	2007	2006	**2007**	2006
	US$'000	US$'000	**US$'000**	US$'000
Cash at bank and in hand	**248,751**	130,622	**16,468**	762
Short-term bank deposits	**137,933**	199,539	**–**	28,816
	386,684	330,161	**16,468**	29,578
Maximum exposure to credit risk for all balances at bank	**382,758**	327,450	**16,467**	29,578

The effective interest rate on short-term bank deposits was 2.9% (2006: 4.0%); these deposits have an average maturity of 5 months (2006: 30 days).

Cash and cash equivalents include the following for the purposes of the cash flow statement:

	Group		Company	
	2007	2006	**2007**	2006
	US$'000	US$'000	**US$'000**	US$'000
Cash and cash equivalents	**386,684**	330,161	**16,468**	29,578
Bank overdrafts (Note 20)	**(34)**	(112)	**–**	–
	386,650	330,049	**16,468**	29,578

18 Share capital

	No. of shares ('000)	Amount: Ordinary shares US$'000	Amount: Share premium US$'000	Amount: Total US$'000
Authorised				
– Ordinary shares of HK$1 each				
At 31 December 2006 and 31 December 2007	**5,000,000**	**646,496**	**–**	**646,496**
Issued and fully paid				
– Ordinary shares of HK$1 each				
At 1 January 2007	**2,560,753**	**330,676**	**894,134**	**1,224,810**
Exercise of share options				
– allotment of shares (Note (a))	**6,796**	**877**	**8,740**	**9,617**
– transfer from option reserve	**–**	**–**	**2,044**	**2,044**
Issue of shares upon conversion of convertible bonds (Note (b))	**26,252**	**3,387**	**31,947**	**35,334**
Rights issue (Note (c))	**287,687**	**37,121**	**625,651**	**662,772**
At 31 December 2007	**2,881,488**	**372,061**	**1,562,516**	**1,934,577**
At 1 January 2006	2,527,439	326,377	854,740	1,181,117
Exercise of share options				
– allotment of shares (Note (a))	8,135	1,050	8,592	9,642
– transfer from option reserve	–	–	863	863
Issue of shares upon conversion of convertible bonds (Note (b))	25,179	3,249	29,939	33,188
At 31 December 2006	2,560,753	330,676	894,134	1,224,810

(a) The following option shares at various exercise prices granted to option holders of the Company under the Executive Option Scheme and the New Option Scheme were exercised:

	Number of option shares issued: At HK$8.26 per option share	At HK$8.82 per option share	At HK$8.18 per option share	At HK$6.81 per option share	At HK$11.60 per option share	At HK$14.60 per option share	Total consideration US$'000
In year 2007							
January	327,084	-	67,921	-	150,000	-	645
February	-	-	67,921	50,000	125,000	-	303
March	-	48,000	195,648	60,000	376,000	-	877
April	-	-	-	20,000	152,000	-	245
May	-	77,528	-	40,000	984,000	-	1,596
June	-	-	-	-	375,000	75,000	702
July	29,028	-	-	60,000	1,005,000	292,500	2,139
August	133,000	-	-	-	225,000	50,000	573
September	75,028	-	-	-	159,000	25,000	365
October	136,308	125,983	67,921	-	527,000	115,000	1,366
November	-	224,439	-	-	255,000	30,000	694
December	-	-	-	-	50,000	20,000	112
For the year ended 31 December 2007	700,448	475,950	399,411	230,000	4,383,000	607,500	9,617
In year 2006							
February	-	-	-	60,000	-	-	53
May	1,141,099	570,538	600,000	150,000	1,061,000	-	4,219
June	414,000	60,000	-	-	280,000	-	929
July	1,445	540,848	-	150,000	225,000	-	1,085
August	87,084	116,293	67,921	-	24,000	-	333
September	85,421	-	-	300,000	270,000	-	759
October	448,207	639,611	359,011	-	182,000	-	1,857
November	-	-	-	-	60,000	-	90
December	44,000	69,366	-	-	128,000	-	317
For the year ended 31 December 2006	2,221,256	1,996,656	1,026,932	660,000	2,230,000	-	9,642

The weighted average closing price of the shares immediately before the dates on which the options were exercised was HK$21.20 (2006: HK$15.46).

18 Share capital (continued)

(b) During the year, the following convertible bonds issued by a wholly owned subsidiary of the Company (Note 21) have been converted by the bondholders at a conversion price of HK$9.25 per ordinary share of the Company and the following ordinary shares have been issued:

Issue date of ordinary shares	Face value of convertible bonds US$'000	Number of new ordinary shares issued
February 2007	**16,932**	**14,277,794**
April 2007	**3,200**	**2,698,377**
August 2007	**3,000**	**2,529,729**
December 2007	**3,000**	**2,529,729**
	26,132	**22,035,629**

In January 2007, 4,216,216 ordinary shares were issued for convertible bonds with face value of US$5,000,000 being converted in December 2006.

(c) On 3 July 2007, the Company announced a proposed rights issue of ordinary shares. Under the rights issue, qualifying shareholders were eligible to apply for the rights shares on the basis of one rights share for every nine shares of the Company held on the record date at the price of HK$18.00 per rights share. As at 10 August 2007, the record date for the rights issue, the Company had 2,589,182,512 shares in issue. The number of rights shares in issue was 287,686,945. The underwriters (being members of the Kuok Group) have, pursuant to the underwriting agreement, agreed to fully underwrite all the rights shares, other than the 149,779,588 rights shares agreed to be subscribed for by the Kuok Group companies pursuant to the irrevocable undertakings, subject to fulfilment of the conditions of the rights issue set out in the underwriting agreement. The rights issue was completed on 12 September 2007 and 287,686,945 new ordinary shares of the Company were issued for a gross proceeds of HK$5,178,365,000 (equivalent to US$668,176,000). The application of the gross proceeds is as follows:

	US$'000
Payment of issuing expenses	5,404
Repayment of bank loans	654,065
General working capital and interest on bank loans	8,707
	668,176

18 Share capital (continued)

Share options

Share options are granted to directors and to key employees. The exercise price of the granted options is equal to/higher than the closing price of the shares on the date of the grant. Options are conditional on the directors and employees completing one year's service (the vesting period). The options are exercisable starting one year from the grant date and the options have a contractual option term of ten years. The Group has no legal or constructive obligation to repurchase or settle the options in cash.

The Company has two share option schemes: the Executive Option Scheme and the New Option Scheme.

Movements in the number of outstanding option shares and their related weighted average exercise prices are as follows:

	For the year ended 31 December 2007		For the year ended 31 December 2006	
	Average exercise price in HK$ per option share	Number of option shares	Average exercise price in HK$ per option share	Number of option shares
At 1 January	11.69	27,141,532	10.26	29,023,876
Granted	–	–	14.60	7,080,000
Exercised	10.97	(6,796,309)	9.19	(8,134,844)
Lapsed	13.04	(192,500)	11.12	(827,500)
At 31 December	11.92	20,152,723	11.69	27,141,532

Outstanding option shares at the end of the year have the following expiry dates and exercise prices:

		Number of option shares as at	
Expiry date	Exercise price in HK$ per option share	31 December 2007	31 December 2006
Executive Option Scheme			
30 April 2008	8.26	765,008	1,465,456
14 January 2010	8.82	1,210,294	1,686,244
14 January 2011	8.18	67,921	467,332
		2,043,223	3,619,032
New Option Scheme			
30 June 2007	11.60	–	200,000
30 June 2007	14.60	–	37,500
2 May 2008	11.60	50,000	50,000
30 June 2008	14.60	37,500	–
28 May 2012	6.81	1,310,000	1,540,000
27 April 2015	11.60	10,462,000	14,745,000
15 June 2016	14.60	6,250,000	6,950,000
		18,109,500	23,522,500

No option was granted during the year ended 31 December 2007.

18 Share capital (continued)

Share options (continued)

The fair value of each option granted during the year ended 31 December 2006 determined using the Black-Scholes valuation model was HK$4.69. The significant inputs into the model were share price of HK$14.65 at the grant date, exercise price shown above, standard deviation of expected share price returns of 33.98%, expected life of options of 5 years, expected dividend yield of 1.74% and annual risk-free interest rate of 4.682%. The volatility measured at the standard deviation of expected share price returns is based on statistical analysis of daily share prices over the last two and a half years.

According to the terms of the two option schemes, options on 87,084 shares, 145,822 shares, 130,000 shares, 455,000 shares and 135,000 shares with exercise price per share of HK$8.26, HK$8.82, HK$6.81, HK$11.60 and HK$14.60 respectively, have been exercised subsequent to 31 December 2007 and up to the approval date of the financial statements. Options on 20,000 shares with exercise price of HK$14.60 per share have lapsed subsequent to 31 December 2007 and up to the approval date of the financial statements.

19 Other reserves

	Option US$'000	Convertible bonds US$'000	Capital redemption US$'000	Exchange fluctuation US$'000	Capital US$'000	Other US$'000	Contributed surplus US$'000	Total US$'000
Group								
Balance at 1 January 2006	3,468	6,122	10,666	(72,286)	601,490	1,368	389,741	940,569
Currency translation differences	–	–	–	147,552	–	–	–	147,552
Issue of shares upon conversion of convertible bonds	–	(3,499)	–	–		–	–	(3,499)
Granting of share options	4,415	–	–	–	–	–	–	4,415
Exercise of share options – transfer to share premium	(863)	–	–	–	–	–	–	(863)
Balance at 31 December 2006 and 1 January 2007	**7,020**	**2,623**	**10,666**	**75,266**	**601,490**	**1,368**	**389,741**	**1,088,174**
Currency translation differences	–	–	–	**226,371**	–	–	–	**226,371**
Transfer to income statement on disposal of partial interests in subsidiaries	–	–	–	**(3,088)**	–	–	–	**(3,088)**
Issue of shares upon conversion of convertible bonds	–	**(2,623)**	–	–	–	–	–	**(2,623)**
Granting of share options	**2,484**	–	–	–	–	–	–	**2,484**
Exercise of share options – transfer to share premium	**(2,044)**	–	–	–	–	–	–	**(2,044)**
Balance at 31 December 2007	**7,460**	–	**10,666**	**298,549**	**601,490**	**1,368**	**389,741**	**1,309,274**

19 Other reserves (continued)

	Option US$'000	Convertible bonds US$'000	Capital redemption US$'000	Exchange fluctuation US$'000	Capital US$'000	Other US$'000	Contributed surplus US$'000	Total US$'000
Company								
Balance at 1 January 2006	3,468	–	10,666	–	–	–	1,524,231	1,538,365
Granting of share options	4,415	–	–	–	–	–	–	4,415
Exercise of share options								
– transfer to share premium	(863)	–	–	–	–	–	–	(863)
Balance at 31 December 2006 and 1 January 2007	**7,020**	–	**10,666**	–	–	–	**1,524,231**	**1,541,917**
Granting of share options	**2,484**	–	–	–	–	–	–	**2,484**
Exercise of share options								
– transfer to share premium	**(2,044)**	–	–	–	–	–	–	**(2,044)**
Balance at 31 December 2007	**7,460**	–	**10,666**	–	–	–	**1,524,231**	**1,542,357**

(a) A subsidiary is required by local law to appropriate a certain percentage of its annual net profits as other reserve until the reserve reaches 10 percent of its registered share capital. This reserve is not available for dividend distribution.

(b) The contributed surplus of the Company arises when the Company issues shares in exchange for the share of companies being acquired, and represents the difference between the nominal value of the Company's share issued and the value of net assets of the companies acquired. Under the Companies Act 1981 of Bermuda (as amended), the contributed surplus is distributable to the shareholders. At the Group level, the contributed surplus is reclassified into its components of reserves of the underlying subsidiaries, whenever appropriate.

19 Other reserves (continued)

(c) As at 31 December 2007, the Group's distributable reserves comprised:

	2007 US$'000	2006 US$'000
The Company		
Distributable retained earnings	**100,427**	81,684
Contributed surplus	**1,524,231**	1,524,231
	1,624,658	1,605,915
Subsidiaries (Notes (i) and (ii))		
Distributable retained earnings	**899,692**	649,568
Associates (Notes (i) and (ii))		
Distributable retained earnings	**207,267**	142,940

Notes:

(i) The distributable retained earnings of subsidiaries and associates are the corresponding share of retained earnings which are distributable as shown in the statutory financial statements of those companies after deducting appropriate withholding tax.

(ii) There are differences between the retained earnings included in the Group financial statements of certain subsidiaries and associates, and those in their statutory financial statements, as the former have been adjusted for the purpose of complying with the Group's accounting policies.

20 Bank loans and overdrafts

	2007 US$'000	2006 US$'000
Overdrafts – unsecured (Note 17)	**34**	112
Bank loans – secured (Note 37(c))	**52,774**	3
Bank loans – unsecured	**1,193,059**	1,522,486
	1,245,867	1,522,601

The maturity of bank loans and overdrafts is as follows:

	2007 US$'000	2006 US$'000
Within 1 year	**91,928**	42,888
Between 1 and 2 years	**18,118**	162,261
Between 2 and 5 years	**1,119,822**	1,317,452
Wholly repayable within 5 years	**1,229,868**	1,522,601
Over 5 years	**15,999**	–
	1,245,867	1,522,601

In 2007, the Group refinanced part of the borrowings that fell due within one year, by entering into new loan agreements at lower interest cost. The Group has also utilised the proceeds from the rights issue to repay certain borrowings.

20 Bank loans and overdrafts (continued)

The effective interest rates at the balance sheet date were as follows:

	31 December 2007							31 December 2006				
	HK$	RMB	MYR	US$	S$	JPY	Pesos	HK$	RMB	MYR	US$	S$
Bank overdrafts	6.75%	-	-	-	-	-	-	-	-	6.80%	-	-
Bank borrowings	3.69%	6.35%	4.19%	5.52%	2.36%	1.2%	4.93%	4.26%	5.64%	4.31%	5.80%	3.63%

The carrying amounts of the bank loans and overdrafts approximate their fair value and are denominated in the following currencies:

	2007 US$'000	2006 US$'000
Hong Kong dollars	**739,724**	1,113,092
Renminbi	**48,209**	40,538
Malaysia Ringgit	**44,069**	49,926
Singapore dollars	**2,761**	3,245
US dollars	**391,460**	315,800
Japanese yen	**446**	–
Philippines Pesos	**19,198**	–
	1,245,867	1,522,601

The Group has the following undrawn borrowing facilities:

	2007 US$'000	2006 US$'000
Floating rate		
– expiring within one year	**170,020**	148,817
– expiring beyond one year	**1,147,772**	768,767
Fixed rate		
– expiring within one year	**–**	24,828
– expiring beyond one year	**45,600**	45,069
	1,363,392	987,481

As at 31 December 2007, an undrawn floating rate borrowing facility of Thai Baht 800 million (31 December 2006: Thai Baht 800 million) expiring beyond one year is secured by a freehold land with net book value of US$7,337,000 (31 December 2006: US$6,910,000).

21 Convertible bonds

On 15 March 2004, a wholly owned subsidiary of the Company issued zero coupon guaranteed convertible bonds due March 2009 (the "Maturity Date"), in the aggregate principal amount of US$200 million with an initial conversion price of HK$9.25 per ordinary share of the Company (subject to adjustment). Unless previously redeemed, converted or purchased and cancelled, these bonds will be redeemed at 114.633 per cent of their principal amount on the Maturity Date.

The fair values of the liability component and the equity conversion component were determined at issuance of the bonds.

21 Convertible bonds (continued)

The fair value of the liability component, included in long-term borrowings, was calculated using a market interest rate for an equivalent non-convertible bond. The residual amount, representing the value of the equity conversion component, is included in shareholders' equity in other reserves (Note 19).

The convertible bonds recognised in the balance sheet is calculated as follows:

	2007 US$'000	2006 US$'000
Face value of convertible bonds issued on 15 March 2004	**200,000**	200,000
Issuing expenses	**(3,185)**	(3,185)
Equity component	**(20,075)**	(20,075)
Liability component on initial recognition on 15 March 2004	**176,740**	176,740
Accumulated interest expense (Note 30)	**17,319**	16,918
Amount converted to ordinary shares of the Company	**(194,059)**	(166,954)
Liability component	**–**	26,704

During the year, the entire outstanding convertible bonds with face value US$26,132,000 were converted and 22,035,629 ordinary shares of the Company were allotted during the year (Note 18(b)). In addition, 4,216,216 ordinary shares were allotted during the year for convertible bond with face value US$5,000,000 being converted in year 2006.

22 Derivative financial instruments

	2007 US$'000	2006 US$'000
Liabilities		
Non-current portion of interest-rate swap contracts – non hedging	**20,708**	11,765
Assets		
Non-current portion of interest-rate swap contracts – non hedging	**–**	(1,458)
Net liabilities	**20,708**	10,307

The notional principal amounts of the outstanding HIBOR and LIBOR interest-rate swap contracts at 31 December 2007 were HK$4,760,000,000 and US$100,000,000, respectively (31 December 2006: HK$4,460,000,000 and US$100,000,000 respectively).

At 31 December 2007, the fixed interest rates vary from 4.28% to 4.70% per annum (31 December 2006: 4.335% to 4.70%).

23 Minority interests and balances with minority shareholders

	2007 US$'000	2006 US$'000
Minority interests		
Share of equity	**260,298**	214,240
Equity loans (Note a)	**43,160**	61,905
	303,458	276,145

Notes:

(a) Equity loans are unsecured, with no fixed repayment terms and bearing interest at:

	2007 US$'000	2006 US$'000
– 2.5% per annum	**–**	11,564
– LIBOR per annum	**11,269**	–
– LIBOR plus 1% per annum	**5,824**	2,480
– interest free	**26,067**	47,861
	43,160	61,905

(b) Due to minority shareholders (non-current portion) are unsecured and with the following terms:

	2007 US$'000	2006 US$'000
– HIBOR plus 1% per annum and wholly repayable on 30 June 2015	**–**	14,175
– LIBOR plus 2.5% per annum and wholly repayable on 30 June 2015	**693**	676
– Interest free with no fixed repayment terms	**19,910**	–
	20,603	14,851

The effective interest rate applied to calculate the fair value upon initial recognition of the interest free portion of the amounts due to minority shareholders is 4.4% per annum.

(c) Due to minority shareholders (current portion) are unsecured and with the following terms:

	2007 US$'000	2006 US$'000
– HIBOR plus 1% per annum and wholly repayable on 30 June 2015	**–**	1,772
– Interest free with no fixed repayment terms	**10,355**	13,816
	10,355	15,588

The fair values of the amounts due to minority shareholders (both current and non-current portion under Notes (b) and (c) above) are not materially different from their carrying values.

24 Deferred income tax

Deferred income tax assets and liabilities are calculated in full on temporary differences under the liability method using a principal taxation rate of 17.5% (2006: 17.5%) for subsidiaries operating in Hong Kong. Deferred income tax assets and liabilities of overseas subsidiaries are calculated at the rates of taxation prevailing in the countries in which the respective subsidiaries operate.

The movement on the deferred income tax account is as follows:

	Group	
	2007	2006
	US$'000	US$'000
At 1 January	**211,386**	197,046
Exchange differences	**4,182**	5,086
Disposal of partial interests in a subsidiary (Note 36(b))	**(6,168)**	–
Deferred taxation charged to income statement (Note 32)	**1,594**	9,254
At 31 December	**210,994**	211,386

Deferred income tax assets are recognised for tax loss carry forwards to the extent that realisation of the related tax benefit through the future taxable profits is probable. As at 31 December 2007, the Group has the following unrecognised tax losses to carry forward against future taxable income.

	Group	
	2007	2006
	US$'000	US$'000
With no expiry date	**3,553**	4,114
Lapsed within the next five years	**27,089**	14,239
	30,642	18,353

24 Deferred income tax (continued)

The movement in deferred income tax assets and liabilities (prior to offsetting of balances within the same taxation jurisdiction) during the year is as follows:

Deferred income tax liabilities	Accelerated tax depreciation		Properties valuation surplus/(deficit)		Dividend withholding tax		Total	
	2007	2006	**2007**	2006	**2007**	2006	**2007**	2006
	US$'000	US$'000	**US$'000**	US$'000	**US$'000**	US$'000	**US$'000**	US$'000
At 1 January	**187,918**	181,301	**7,494**	7,391	**19,600**	16,407	**215,012**	205,099
Charged/(credited) to income statement	**(3,683)**	1,485	**2,509**	25	**5,981**	2,878	**4,807**	4,388
Disposal of subsidiary	**–**	–	**(6,168)**	–	**–**	–	**(6,168)**	–
Exchange differences	**4,401**	5,132	**520**	78	**338**	315	**5,259**	5,525
At 31 December	**188,636**	187,918	**4,355**	7,494	**25,919**	19,600	**218,910**	215,012

Deferred income tax assets	Provision of assets		Tax losses		Others		Total	
	2007	2006	**2007**	2006	**2007**	2006	**2007**	2006
	US$'000	US$'000	**US$'000**	US$'000	**US$'000**	US$'000	**US$'000**	US$'000
At 1 January	**(599)**	–	**(128)**	(1,084)	**(2,899)**	(6,969)	**(3,626)**	(8,053)
Charged/(credited) to income statement	**92**	(588)	**(866)**	1,001	**(2,439)**	4,453	**(3,213)**	4,866
Exchange differences	**(659)**	(11)	**(68)**	(45)	**(350)**	(383)	**(1,077)**	(439)
At 31 December	**(1,166)**	(599)	**(1,062)**	(128)	**(5,688)**	(2,899)	**(7,916)**	(3,626)

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority.

24 Deferred income tax (continued)

The following amounts which are expected only to be substantially recovered/settled after more than twelve months from the balance sheet date, determined after appropriate offsetting, are shown in the consolidated balance sheet.

	2007 US$'000	2006 US$'000
Deferred income tax assets	**(2,294)**	(555)
Deferred income tax liabilities	**213,288**	211,941
	210,994	211,386

25 Accounts payable and accruals

	2007 US$'000	2006 US$'000
Trade payables	**64,374**	48,637
Construction cost payable and accrued expenses	**313,031**	228,866
	377,405	277,503

At 31 December 2007, the ageing analysis of the trade payables was as follows:

	2007 US$'000	2006 US$'000
0 – 3 months	**60,687**	46,465
4 – 6 months	**1,526**	531
Over 6 months	**2,161**	1,641
	64,374	48,637

26 Expenses by nature

Expenses included in cost of goods sold, marketing costs, administrative expenses and other operating expenses are analysed as follows:

	2007 US$'000	2006 US$'000
Depreciation of property, plant and equipment (net of amount capitalised of US$185,000 (2006: US$352,000)) (Note 7)	**134,852**	114,925
Amortisation of leasehold land and land use rights (Note 9)	**8,326**	8,479
Amortisation of trademark and website development (Note 10)	**942**	540
Employee benefit expenses (Note 28)	**320,379**	265,044
Cost of inventories sold or consumed in operation	**146,299**	123,441
Loss on disposal of property, plant and equipment and partial replacement of investment properties	**2,407**	4,835
Discarding of property, plant and equipment due to renovation of hotels	**630**	4,194
Operating lease expenses	**16,644**	14,292
Pre-operating expenses	**22,101**	7,771
Expenses on share options granted	**2,484**	4,415
Impairment loss on properties under development	**–**	2,758
Auditors' remuneration	**941**	862

27 Other gains – net

	2007 US$'000	2006 US$'000
Fair value gains on investment properties (Note 8)	**59,139**	51,503
(Impairment losses)/reversal of impairment losses on available-for-sale financial assets	**(14)**	319
Gains (realised and unrealised) on financial assets held for trading	**21,085**	21,022
Fair value losses on derivative financial instruments – interest-rate swap contracts	**(10,424)**	(10,413)
Gains on disposal of partial interests in subsidiaries (Note 36(b))	**9,101**	–
Excess of net assets over the cost of acquisition of additional interest in a subsidiary acquired	**–**	694
Goodwill impairment	**–**	(1,026)
Interest income	**10,339**	7,929
Dividend income	**908**	864
Tax refund on reinvestment of dividend from a subsidiary and an associate	**3,206**	7,613
Waiver of debt by a minority shareholder	**4,674**	–
Fair value gains on loans from minority shareholders	**10,715**	–
Others	**4,997**	1,788
	113,726	80,293

28 Employee benefit expenses

(excluding directors' emoluments)

	2007 US$'000	2006 US$'000
Wages and salaries (including unutilised annual leave)	**248,953**	201,727
Pension costs	**17,687**	13,518
Other welfare	**53,739**	49,799
	320,379	265,044

Pension Scheme Arrangement

The Group operates and participates in a number of pension and retirement schemes of both the defined contribution and defined benefit types. Principal schemes are as follows:

The defined contribution schemes (including the Mandatory Provident Fund ("MPF") in Hong Kong) participated by the Group, other than those in the PRC, Singapore and Malaysia, require employers to contribute 5% to 10% of the employees' basic salaries and some of these schemes permit employees' contributions on a discretionary basis. The MPF requires both the employers and employees in Hong Kong to contribute 5% of their monthly gross earnings with a ceiling of HK$1,000 (equivalent to US$129) per month. Under these schemes with the exception of MPF, the unvested benefits of employees terminating employment can be utilised by employers to reduce their future levels of contributions. The assets of these schemes are held separately from those of the Group in independently administered funds. The amounts of unvested benefits so utilised by employers during the year and available for the future reduction of employers' contributions as at 31 December 2007 were not material.

28 Employee benefit expenses (continued)

The Group's subsidiaries in the PRC, Singapore and Malaysia participate in defined contribution schemes managed by the respective local governments in these countries. Contributions are made based on a percentage, ranging from 7% to 26%, of the employees' salaries and bonuses, if applicable, and were charged to the profit and loss account as incurred. The maximum contributions by the subsidiaries for each employee for the Group's subsidiaries in Singapore are fixed by the Singapore government at S$653 (equivalent to US$451) per month for monthly salaries and bonus payment. The employees of the Group's subsidiaries in Singapore and Malaysia are also required to contribute 20% and 12% of their gross salaries and bonus, if applicable, to such fund respectively.

The three hotels in the Philippines have adopted a funded non-contributory defined benefit pension plan covering all their regular employees. The benefits are based on years of service and the employees' final covered compensation. The plan requires periodic contributions by the participating subsidiaries as determined by periodic actuarial reviews. An actuarial valuation was performed by Orlando J. Manalang, a qualified actuary at 31 December 2006 using the Projected Unit Credit Actuarial Cost Method. The principal assumptions used in the actuarial valuation are that scheme assets will earn a yield of 8% per annum and salary will increase by 5% per annum. Based on this report, both Makati Shangri-La Hotel & Resort, Inc., Edsa Shangri-La Hotel & Resort, Inc. and Mactan Shangri-La Hotel & Resort, Inc. have unrecognised actuarial losses of Peso 15,782,000 (equivalent to US$379,000), Peso 2,301,000 (equivalent to US$55,000) and Peso 7,100,000 (equivalent to US$170,000) respectively.

Total pension cost including charges for directors charged to the income statement for the year under all pension schemes was US$17,802,000 (2006: US$13,625,000).

29 Directors' and senior management's emoluments

The remuneration received from the Group by every Director of the Company for the year ended 31 December 2007 is set out below:

Name of Director	Fees US$'000	Salary US$'000	Discretionary bonuses US$'000	Inducement fees US$'000	Other benefits[4] US$'000	Employer's contribution to pension schemes US$'000	Compensation for loss of office as director US$'000	Total US$'000
Mr KUOK Khoon Loong, Edward	201	164	3,226	–	239	8	–	3,838
Mr LUI Man Shing	5	–	2,581	–	–	–	–	2,586
Mr Giovanni ANGELINI	146	427	3,226	–	104	89	–	3,992
Mr NG Si Fong, Alan	–	217	250	–	126	8	–	601
Madam KUOK Oon Kwong	25	177	291	–	–	10	–	503
Mr HO Kian Guan	59	–	–	–	–	–	–	59
Mr LEE Yong Sun	19	–	–	–	–	–	–	19
Mr Roberto V. ONGPIN	19	–	–	–	–	–	–	19
Mr Alexander Reid HAMILTON	39	–	–	–	–	–	–	39
Mr WONG Kai Man	39	–	–	–	–	–	–	39
Mr Timothy David DATTELS	19	–	–	–	–	–	–	19
Mr HO Kian Hock[1]	–	–	–	–	–	–	–	–
Mr Michael Wing-Nin CHIU[3]	11	–	–	–	–	–	–	11
Mr YE Longfei[2]	–	110	–	–	5	–	–	115

29 Directors' and senior management's emoluments (continued)

The remuneration received from the Group by every Director of the Company for the year ended 31 December 2006 is set out below:

Name of Director	Fees US$'000	Salary US$'000	Discretionary bonuses US$'000	Inducement fees US$'000	Other benefits[4] US$'000	Employer's contribution to pension schemes US$'000	Compensation for loss of office as director US$'000	Total US$'000
Mr KUOK Khoon Loong, Edward	201	139	2,581	–	231	8	–	3,160
Mr LUI Man Shing	5	–	–	–	–	–	–	5
Mr Giovanni ANGELINI	146	396	3,613	–	201	86	–	4,442
Mr NG Si Fong, Alan	–	193	250	–	126	8	–	577
Madam KUOK Oon Kwong	24	168	266	–	5	3	–	466
Mr HO Kian Guan	52	–	–	–	–	–	–	52
Mr LEE Yong Sun	19	–	–	–	–	–	–	19
Mr Roberto V. ONGPIN	19	–	–	–	–	–	–	19
Mr Alexander Reid HAMILTON	39	–	–	–	–	–	–	39
Mr WONG Kai Man	19	–	–	–	–	–	–	19
Mr Timothy David DATTELS	19	–	–	–	–	–	–	19
Mr HO Kian Hock[1]	–	–	–	–	–	–	–	–
Mr YE Longfei[2]	–	464	774	–	7	2	–	1,247
Mr TOW Heng Tan	19	–	–	–	–	–	–	19

Notes:

(1) Mr HO Kian Hock is Alternate Director to Mr HO Kian Guan.

(2) Mr YE Longfei resigned as Director on 27 March 2007.

(3) Mr Michael Wing-Nin CHIU was appointed as Director on 6 June 2007.

(4) Other benefits include housing, holiday warrant, medical expenses and insurance premium. Pursuant to the Executive Option Scheme and the New Option Scheme of the Company (Note 18), the Company granted to the Directors options to subscribe for shares in the Company subject to terms and conditions stipulated therein. The fair values of option shares granted to the Directors in 2005 and 2006 were included in the total expenses on share options granted (Note 26).

29 Directors' and senior management's emoluments (continued)

Movements of option shares granted to the Directors for the year ended 31 December 2007 are as follows:

(i) Under the Executive Option Scheme

	Date of grant	Tranche	Closing price per share on the business day immediately before date of grant HK$	No. of option shares held as at 1 January 2007	No. of option shares granted during the year	No. of option shares lapsed during the year	No. of option shares exercised during the year	No. of option shares held as at 31 December 2007	Exercise price per option share HK$	Excess of weighted average closing price per share on exercise date over exercise price HK$	Exercisable Period
Mr YE Longfei	15 January 2001	II	7.80	79,212	-	-	(79,212)	-	8.18	10.22	15 January 2003 – 14 January 2011

(ii) Under the New Option Scheme

	Date of grant	Tranche	Closing price per share on the business day immediately before date of grant HK$	No. of option shares held as at 1 January 2007	No. of option shares granted during the year	No. of option shares lapsed during the year	No. of option shares exercised during the year	No. of option shares held as at 31 December 2007	Exercise price per option share HK$	Excess of weighted average closing price per share on exercise date over exercise price HK$	Exercisable Period
Mr KUOK Khoon Loong, Edward	28 April 2005	I	11.75	20,000	–	–	(20,000)	–	11.60	8.80	28 April 2006 – 27 April 2015
	28 April 2005	II	11.75	250,000	–	–	(250,000)	–	11.60	8.80	28 April 2007 – 27 April 2015
	16 June 2006	I	14.00	100,000	–	–	(100,000)	–	14.60	5.80	16 June 2007 – 15 June 2016
	16 June 2006	II	14.00	100,000	–	–	–	100,000	14.60	–	16 June 2008 – 15 June 2016
Mr LUI Man Shing	28 April 2005	II	11.75	150,000	–	–	(150,000)	–	11.60	8.30	28 April 2007 – 27 April 2015
	16 June 2006	I	14.00	60,000	–	–	(60,000)	–	14.60	5.30	16 June 2007 – 15 June 2016
	16 June 2006	II	14.00	60,000	–	–	–	60,000	14.60	–	16 June 2008 – 15 June 2016

29 Directors' and senior management's emoluments (continued)

(ii) Under the New Option Scheme (continued)

	Date of grant	Tranche	Closing price per share on the business day immediately before date of grant HK$	No. of option shares held as at 1 January 2007	No. of option shares granted during the year	No. of option shares lapsed during the year	No. of option shares exercised during the year	No. of option shares held as at 31 December 2007	Exercise price per option share HK$	Excess of weighted average closing price per share on exercise date over exercise price HK$	Exercisable Period
Mr Giovanni ANGELINI	28 April 2005	I	11.75	500,000	–	–	–	500,000	11.60	–	28 April 2006 – 27 April 2015
	28 April 2005	II	11.75	500,000	–	–	–	500,000	11.60	–	28 April 2007 – 27 April 2015
	16 June 2006	I	14.00	100,000	–	–	–	100,000	14.60	–	16 June 2007 – 15 June 2016
	16 June 2006	II	14.00	100,000	–	–	–	100,000	14.60	–	16 June 2008 – 15 June 2016
Mr NG Si Fong, Alan	29 May 2002	I	6.80	60,000	–	–	–	60,000	6.81	–	29 May 2003 – 28 May 2012
	29 May 2002	II	6.80	60,000	–	–	–	60,000	6.81	–	29 May 2004 – 28 May 2012
	28 April 2005	I	11.75	150,000	–	–	–	150,000	11.60	–	28 April 2006 – 27 April 2015
	28 April 2005	II	11.75	150,000	–	–	–	150,000	11.60	–	28 April 2007 – 27 April 2015
	16 June 2006	I	14.00	50,000	–	–	–	50,000	14.60	–	16 June 2007 – 15 June 2016
	16 June 2006	II	14.00	50,000	–	–	–	50,000	14.60	–	16 June 2008 – 15 June 2016
Madam KUOK Oon Kwong	28 April 2005	I	11.75	150,000	–	–	–	150,000	11.60	–	28 April 2006 – 27 April 2015
	28 April 2005	II	11.75	150,000	–	–	–	150,000	11.60	–	28 April 2007 – 27 April 2015
	16 June 2006	I	14.00	60,000	–	–	–	60,000	14.60	–	16 June 2007 – 15 June 2016
	16 June 2006	II	14.00	60,000	–	–	–	60,000	14.60	–	16 June 2008 – 15 June 2016
Mr HO Kian Guan	28 April 2005	I	11.75	75,000	–	–	(75,000)	–	11.60	8.18	28 April 2006 – 27 April 2015
	28 April 2005	II	11.75	75,000	–	–	(75,000)	–	11.60	8.18	28 April 2007 – 27 April 2015
	16 June 2006	I	14.00	30,000	–	–	(30,000)	–	14.60	6.35	16 June 2007 – 15 June 2016
	16 June 2006	II	14.00	30,000	–	–	–	30,000	14.60	–	16 June 2008 – 15 June 2016

29 Directors' and senior management's emoluments (continued)

(ii) Under the New Option Scheme (continued)

	Date of grant	Tranche	Closing price per share on the business day immediately before date of grant HK$	No. of option shares held as at 1 January 2007	No. of option shares granted during the year	Transfer to other category during the year	No. of option shares lapsed during the year	No. of option shares exercised during the year	No. of option shares held as at 31 December 2007	Exercise price per option share HK$	Excess of weighted average closing price per share on exercise date over exercise price HK$	Exercisable Period
Mr LEE Yong Sun	28 April 2005	II	11.75	75,000	-	-	-	(75,000)	-	11.60	5.92	28 April 2007 – 27 April 2015
	16 June 2006	I	14.00	30,000	-	-	-	(30,000)	-	14.60	2.92	16 June 2007 – 15 June 2016
	16 June 2006	II	14.00	30,000	-	-	-	-	30,000	14.60	-	16 June 2008 – 15 June 2016
Mr Roberto V. ONGPIN	28 April 2005	I	11.75	75,000	-	-	-	-	75,000	11.60	-	28 April 2006 – 27 April 2015
	28 April 2005	II	11.75	75,000	-	-	-	-	75,000	11.60	-	28 April 2007 – 27 April 2015
	16 June 2006	I	14.00	30,000	-	-	-	-	30,000	14.60	-	16 June 2007 – 15 June 2016
	16 June 2006	II	14.00	30,000	-	-	-	-	30,000	14.60	-	16 June 2008 – 15 June 2016
Mr Alexander Reid HAMILTON	28 April 2005	I	11.75	75,000	-	-	-	(75,000)	-	11.60	7.68	28 April 2006 – 27 April 2015
	28 April 2005	II	11.75	75,000	-	-	-	(75,000)	-	11.60	7.68	28 April 2007 – 27 April 2015
	16 June 2006	I	14.00	30,000	-	-	-	-	30,000	14.60	-	16 June 2007 – 15 June 2016
	16 June 2006	II	14.00	30,000	-	-	-	-	30,000	14.60	-	16 June 2008 – 15 June 2016
Mr Timothy David DATTELS	28 April 2005	I	11.75	75,000	-	-	-	-	75,000	11.60	-	28 April 2006 – 27 April 2015
	28 April 2005	II	11.75	75,000	-	-	-	-	75,000	11.60	-	28 April 2007 – 27 April 2015
	16 June 2006	I	14.00	30,000	-	-	-	-	30,000	14.60	-	16 June 2007 – 15 June 2016
	16 June 2006	II	14.00	30,000	-	-	-	-	30,000	14.60	-	16 June 2008 – 15 June 2016
Mr YE Longfei	28 April 2005	I	11.75	250,000	-	-	-	(250,000)	-	11.60	6.80	28 April 2006 – 27 April 2015
	28 April 2005	II	11.75	250,000	-	(250,000)	-	-	-	11.60	-	28 April 2007 – 27 April 2015
	16 June 2006	I	14.00	100,000	-	(100,000)	-	-	-	14.60	-	16 June 2007 – 15 June 2016
	16 June 2006	II	14.00	100,000	-	(100,000)	-	-	-	14.60	-	16 June 2008 – 15 June 2016

29 Directors' and senior management's emoluments (continued)

Movements of option shares granted to the Directors for the year ended 31 December 2006 are as follows:

(i) Under the Executive Option Scheme

	Date of grant	Tranche	Closing price per share on the business day immediately before date of grant HK$	No. of option shares held as at 1 January 2006	No. of option shares granted during the year	No. of option shares lapsed during the year	No. of option shares exercised during the year	No. of option shares held as at 31 December 2006	Exercise price per option share HK$	Excess of weighted average closing price per share on exercise date over exercise price HK$	Exercisable Period
Mr Giovanni	15 January 2000	I	8.30	266,505	–	–	(266,505)	–	8.82	6.63	15 January 2001 – 14 January 2010
ANGELINI	15 January 2000	II	8.30	266,505	–	–	(266,505)	–	8.82	6.63	15 January 2002 – 14 January 2010
Mr YE Longfei	15 January 2001	I	7.80	339,606	–	–	(339,606)	–	8.18	6.62	15 January 2002 – 14 January 2011
	15 January 2001	II	7.80	339,606	–	–	(260,394)	79,212	8.18	6.62	15 January 2003 – 14 January 2011

29 Directors' and senior management's emoluments (continued)

(ii) Under the New Option Scheme

	Date of grant	Tranche	Closing price per share on the business day immediately before date of grant HK$	No. of option shares held as at 1 January 2006	No. of option shares granted during the year	No. of option shares lapsed during the year	No. of option shares exercised during the year	No. of option shares held as at 31 December 2006	Exercise price per option share HK$	Excess of weighted average closing price per share on exercise date over exercise price HK$	Exercisable Period
Mr KUOK Khoon	28 April 2005	I	11.75	250,000	–	–	(230,000)	20,000	11.60	3.82	28 April 2006 – 27 April 2015
Loong, Edward	28 April 2005	II	11.75	250,000	–	–	–	250,000	11.60	–	28 April 2007 – 27 April 2015
	16 June 2006	I	14.00	–	100,000	–	–	100,000	14.60	–	16 June 2007 – 15 June 2016
	16 June 2006	II	14.00	–	100,000	–	–	100,000	14.60	–	16 June 2008 – 15 June 2016
Mr LUI Man Shing	29 May 2002	I	6.80	150,000	–	–	(150,000)	–	6.81	9.85	29 May 2003 – 28 May 2012
	29 May 2002	II	6.80	150,000	–	–	(150,000)	–	6.81	9.85	29 May 2004 – 28 May 2012
	28 April 2005	I	11.75	150,000	–	–	(150,000)	–	11.60	5.06	28 April 2006 – 27 April 2015
	28 April 2005	II	11.75	150,000	–	–	–	150,000	11.60	–	28 April 2007 – 27 April 2015
	16 June 2006	I	14.00	–	60,000	–	–	60,000	14.60	–	16 June 2007 – 15 June 2016
	16 June 2006	II	14.00	–	60,000	–	–	60,000	14.60	–	16 June 2008 – 15 June 2016
Mr Giovanni	28 April 2005	I	11.75	500,000	–	–	–	500,000	11.60	–	28 April 2006 – 27 April 2015
ANGELINI	28 April 2005	II	11.75	500,000	–	–	–	500,000	11.60	–	28 April 2007 – 27 April 2015
	16 June 2006	I	14.00	–	100,000	–	–	100,000	14.60	–	16 June 2007 – 15 June 2016
	16 June 2006	II	14.00	–	100,000	–	–	100,000	14.60	–	16 June 2008 – 15 June 2016

29 Directors' and senior management's emoluments (continued)

(ii) Under the New Option Scheme (continued)

	Date of grant	Tranche	Closing price per share on the business day immediately before date of grant HK$	No. of option shares held as at 1 January 2006	No. of option shares granted during the year	No. of option shares lapsed during the year	No. of option shares exercised during the year	No. of option shares held as at 31 December 2006	Exercise price per option share HK$	Excess of weighted average closing price per share on exercise date over exercise price HK$	Exercisable Period
Mr NG Si Fong,	29 May 2002	I	6.80	60,000	–	–	–	60,000	6.81	–	29 May 2003 – 28 May 2012
Alan	29 May 2002	II	6.80	60,000	–	–	–	60,000	6.81	–	29 May 2004 – 28 May 2012
	28 April 2005	I	11.75	150,000	–	–	–	150,000	11.60	–	28 April 2006 – 27 April 2015
	28 April 2005	II	11.75	150,000	–	–	–	150,000	11.60	–	28 April 2007 – 27 April 2015
	16 June 2006	I	14.00	–	50,000	–	–	50,000	14.60	–	16 June 2007 – 15 June 2016
	16 June 2006	II	14.00	–	50,000	–	–	50,000	14.60	–	16 June 2008 – 15 June 2016
Madam KUOK	28 April 2005	I	11.75	150,000	–	–	–	150,000	11.60	–	28 April 2006 – 27 April 2015
Oon Kwong	28 April 2005	II	11.75	150,000	–	–	–	150,000	11.60	–	28 April 2007 – 27 April 2015
	16 June 2006	I	14.00	–	60,000	–	–	60,000	14.60	–	16 June 2007 – 15 June 2016
	16 June 2006	II	14.00	–	60,000	–	–	60,000	14.60	–	16 June 2008 – 15 June 2016
Mr HO Kian Guan	28 April 2005	I	11.75	75,000	–	–	–	75,000	11.60	–	28 April 2006 – 27 April 2015
	28 April 2005	II	11.75	75,000	–	–	–	75,000	11.60	–	28 April 2007 – 27 April 2015
	16 June 2006	I	14.00	–	30,000	–	–	30,000	14.60	–	16 June 2007 – 15 June 2016
	16 June 2006	II	14.00	–	30,000	–	–	30,000	14.60	–	16 June 2008 – 15 June 2016

29 Directors' and senior management's emoluments (continued)

(ii) Under the New Option Scheme (continued)

	Date of grant	Tranche	Closing price per share on the business day immediately before date of grant HK$	No. of option shares held as at 1 January 2006	No. of option shares granted during the year	No. of option shares lapsed during the year	No. of option shares exercised during the year	No. of option shares held as at 31 December 2006	Exercise price per option share HK$	Excess of weighted average closing price per share on exercise date over exercise price HK$	Exercisable Period
Mr LEE Yong Sun	29 May 2002	I	6.80	75,000	–	–	(75,000)	–	6.81	8.39	29 May 2003 – 28 May 2012
	29 May 2002	II	6.80	75,000	–	–	(75,000)	–	6.81	8.39	29 May 2004 – 28 May 2012
	28 April 2005	I	11.75	75,000	–	–	(75,000)	–	11.60	3.60	28 April 2006 – 27 April 2015
	28 April 2005	II	11.75	75,000	–	–	–	75,000	11.60	–	28 April 2007 – 27 April 2015
	16 June 2006	I	14.00	–	30,000	–	–	30,000	14.60	–	16 June 2007 – 15 June 2016
	16 June 2006	II	14.00	–	30,000	–	–	30,000	14.60	–	16 June 2008 – 15 June 2016
Mr Roberto V. ONGPIN	28 April 2005	I	11.75	75,000	–	–	–	75,000	11.60	–	28 April 2006 – 27 April 2015
	28 April 2005	II	11.75	75,000	–	–	–	75,000	11.60	–	28 April 2007 – 27 April 2015
	16 June 2006	I	14.00	–	30,000	–	–	30,000	14.60	–	16 June 2007 – 15 June 2016
	16 June 2006	II	14.00	–	30,000	–	–	30,000	14.60	–	16 June 2008 – 15 June 2016
Mr Alexander Reid HAMILTON	28 April 2005	I	11.75	75,000	–	–	–	75,000	11.60	–	28 April 2006 – 27 April 2015
	28 April 2005	II	11.75	75,000	–	–	–	75,000	11.60	–	28 April 2007 – 27 April 2015
	16 June 2006	I	14.00	–	30,000	–	–	30,000	14.60	–	16 June 2007 – 15 June 2016
	16 June 2006	II	14.00	–	30,000	–	–	30,000	14.60	–	16 June 2008 – 15 June 2016
Mr Timothy David DATTELS	28 April 2005	I	11.75	75,000	–	–	–	75,000	11.60	–	28 April 2006 – 27 April 2015
	28 April 2005	II	11.75	75,000	–	–	–	75,000	11.60	–	28 April 2007 – 27 April 2015
	16 June 2006	I	14.00	–	30,000	–	–	30,000	14.60	–	16 June 2007 – 15 June 2016
	16 June 2006	II	14.00	–	30,000	–	–	30,000	14.60	–	16 June 2008 – 15 June 2016

29 Directors' and senior management's emoluments (continued)

(ii) Under the New Option Scheme (continued)

	Date of grant	Tranche	Closing price per share on the business day immediately before date of grant HK$	No. of option shares held as at 1 January 2006	No. of option shares granted during the year	No. of option shares lapsed during the year	No. of option shares exercised during the year	No. of option shares held as at 31 December 2006	Exercise price per option share HK$	Excess of weighted average closing price per share on exercise date over exercise price HK$	Exercisable Period
Mr YE Longfei	29 May 2002	II	6.80	150,000	–	–	(150,000)	–	6.81	7.99	29 May 2004 – 28 May 2012
	28 April 2005	I	11.75	250,000	–	–	–	250,000	11.60	–	28 April 2006 – 27 April 2015
	28 April 2005	II	11.75	250,000	–	–	–	250,000	11.60	–	28 April 2007 – 27 April 2015
	16 June 2006	I	14.00	–	100,000	–	–	100,000	14.60	–	16 June 2007 – 15 June 2016
	16 June 2006	II	14.00	-	100,000	–	–	100,000	14.60	–	16 June 2008 – 15 June 2016
Mr TOW Heng Tan	28 April 2005	I	11.75	75,000	–	(75,000)	–	–	11.60	–	28 April 2006 – 27 April 2015
	28 April 2005	II	11.75	75,000	–	(75,000)	–	–	11.60	–	28 April 2007 – 27 April 2015

29 Directors' and senior management's emoluments (continued)

Five highest paid individuals

The five individuals whose emoluments were the highest in the Group for the year include three (2006: three) directors whose emoluments are reflected in the analysis presented above. The emoluments payable to the remaining two (2006: two) individuals during the year are as follows:

	2007 US$'000	2006 US$'000
Basic salaries, housing allowances, other allowances and benefits in kind	**1,544**	920
Employer's contribution to pension schemes	**466**	58
Discretionary bonuses	**793**	1,041
Inducement fee to join the Group	**369**	–
Compensation for loss of office	–	–
	3,172	2,019

Pursuant to the Executive Option Scheme and the New Option Scheme of the Company (Note 18), the Company granted to an individual (2006: two) options in 2006 to subscribe for shares in the Company subject to terms and conditions stipulated therein. The fair values of option shares granted to the individual in 2005 and 2006 were included in the total expense on share options granted in both 2006 and 2007(Note 26).

The emoluments fell within the following bands:

	Number of individuals 2007	2006
Emolument bands		
HK$14,000,001 – HK$14,500,000	**1**	–
HK$10,000,001 – HK$10,500,000	**1**	–
HK$8,000,001 – HK$8,500,000	–	1
HK$7,000,001 – HK$7,500,000	–	1

30 Finance costs

	2007 US$'000	2006 US$'000
Interest expense:		
– bank loans and overdrafts	**77,440**	64,995
– other loans interest	**1,456**	11
– convertible bonds wholly repayable within five years (Note 21)	**401**	2,818
	79,297	67,824
Less: amount capitalised	**(27,360)**	(18,116)
	51,937	49,708
Net foreign exchange transaction gains	**(32,809)**	(17,247)
	19,128	32,461

The effective capitalisation rate used to determine the amount of borrowing costs eligible for capitalisation is 5.4% per annum (2006: 4.8%).

31 Share of profit of associates

Share of associates' profit in 2007 included US$17,543,000 (2006: US$6,177,000) share of the fair value gains of investment properties after provision for deferred tax liabilities. Share of associates' taxation for 2007 included a reversal of provision for deferred tax liabilities of US$30,268,000 due to reduction of income tax rate in Mainland China from 33% to 25% effective 1 January 2008.

Share of profit in 2006 was stated after the share of loss of US$14,677,000 due to the implementation of the share reform scheme of a listed subsidiary in Mainland China owned by an associate.

32 Income tax expense

	2007 US$'000	2006 US$'000
Current income tax		
– Hong Kong profits tax	**13,583**	11,355
– Overseas taxation	**63,715**	42,882
Deferred income tax (Note 24)	**1,594**	9,254
	78,892	63,491

Share of associates' taxation for the year ended 31 December 2007 of US$9,654,000 (2006: US$32,255,000) is included in the income statement as share of profit of associates.

The taxation on the Group's profit before taxation differs from the theoretical amount that would arise using the taxation rate of the home country of the Company as follows:

	2007 US$'000	2006 US$'000
Profit before income tax	**453,117**	282,820
Calculated at a taxation rate of 17.5%	**79,295**	49,494
Effect of different taxation rates of subsidiaries operating in other countries	**19,354**	16,681
Income not subject to taxation	**(42,678)**	(42,353)
Expenses not deductible for taxation purposes	**27,909**	33,138
Tax effect on unrecognised tax losses	**2,733**	5,362
Utilisation of previously unrecognised tax losses	**(5)**	(2,656)
Effect on opening net deferred taxation resulting from a decrease in tax rate	**(6,594)**	–
Under/(over) provision in prior year	**1,481**	(66)
Withholding tax	**3,004**	3,333
(Recognition)/derecognition of deferred tax assets by subsidiaries	**(1,964)**	3,233
Tax incentive	**(2,884)**	(2,201)
Others	**(759)**	(774)
Taxation charge	**78,892**	63,491

(a) Hong Kong profits tax is provided at a rate of 17.5% (2006: 17.5%) on the estimated assessable profits of group companies operating in Hong Kong.

(b) Taxation outside Hong Kong includes withholding tax paid and payable on dividends from subsidiaries and tax provided at the prevailing rates on the estimated assessable profits of group companies operating outside Hong Kong.

33 Profit attributable to equity holders and retained earnings of the Company

The profit attributable to equity holders is dealt with in the financial statements of the Company to the extent of US$107,782,000 (2006: US$115,253,000).

Movement of retained earnings of the Company

	2007 US$'000	2006 US$'000
Balance at 1 January	**81,684**	41,760
Profit for the year	**107,782**	115,253
2006/2005 final dividend paid	**(33,347)**	(32,691)
2007/2006 interim dividend paid (Note 35)	**(55,692)**	(42,638)
Balance at 31 December	**100,427**	81,684
Representing		
2007/2006 final dividend proposed (Note 35)	**44,631**	33,295
Retained earnings	**55,796**	48,389
Balance at 31 December	**100,427**	81,684

34 Earnings per share

Basic

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year.

	2007	2006
Profit attributable to equity holders of the Company (US$'000)	**340,863**	202,173
Weighted average number of ordinary shares in issue (thousands)	**2,671,209**	2,536,510
Basic earnings per share (US cents per share)	**12.76**	7.97

Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. In 2007, for the share options, a calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average annual market share price of the Company's shares) based on the monetary value of the subscription rights attached to outstanding share options. The number of shares calculated as above is increased by the number of shares that would have been issued assuming the exercise of the share options. The Company had two categories of dilutive potential ordinary shares in 2006: convertible bonds and share options. The convertible bonds are assumed to have been converted into ordinary shares and the net profit is adjusted to eliminate the interest expense.

34 Earnings per share (continued)

Diluted (continued)

For the years ended 31 December 2007 and 2006, all the share options issued under the Executive Option Scheme and the New Option Scheme have the greatest dilution effect.

	2007	2006
Profit attributable to equity holders of the Company (US$'000)	**340,863**	202,173
Weighted average number of ordinary shares in issue (thousands)	**2,671,209**	2,536,510
Adjustments for – share options (thousands)	**10,360**	7,787
Weighted average number of ordinary shares for diluted earnings per share (thousands)	**2,681,569**	2,544,297
Diluted earnings per share (US cents per share)	**12.71**	7.95

35 Dividends

	2007 US$'000	2006 US$'000
Interim dividend paid of HK15 cents (2006: HK13 cents) per ordinary share	**55,692**	42,638
Proposed final dividend of HK12 cents (2006: HK10 cents) per ordinary share	**44,631**	33,295
	100,323	75,933

At a meeting held on 1 April 2008, the Board proposed a final dividend of HK12 cents per ordinary share for the year ended 31 December 2007, this proposed dividend is not reflected as a dividend payable in these financial statements but will be reflected as an appropriation of retained earnings for the year ending 31 December 2008.

36 Notes to the consolidated cash flow statement

(a) Cash generated from operations

	2007 US$'000	2006 US$'000
Profit before income tax	**453,117**	282,820
Share of results of associates	**(98,900)**	(41,957)
Fair value gains on investment properties	**(59,139)**	(51,503)
Depreciation	**134,852**	114,925
Amortisation of leasehold land and land use rights, trademark and website development	**9,268**	9,019
Interest on bank loans and overdrafts and convertible bonds	**51,937**	49,708
Interest income	**(10,339)**	(7,929)
Dividend income	**(908)**	(864)
Loss on disposal of fixed assets and discarding of fixed assets due to properties renovations and impairment loss	**3,037**	11,787
Realised and unrealised gains on financial assets held for trading	**(21,085)**	(21,022)
Impairment/(reversal of impairment) losses on available-for-sale financial assets	**14**	(319)
Expenses on share options granted	**2,484**	4,415
Fair value losses on derivative financial instruments – interest-rate swap contracts	**10,424**	10,413
Goodwill impairment	**–**	1,026
Excess of net assets over the cost of acquisition of additional interest in a subsidiary	**–**	(694)
Gains on disposal of partial interests in subsidiaries	**(9,101)**	–
Fair value gains on loans from minority shareholders	**(10,715)**	–
Net foreign exchange transaction gains	**(32,809)**	–
Operating profit before working capital changes	**422,137**	359,825
Increase in inventories	**(6,196)**	(1,308)
Increase in accounts receivable, prepayments and deposits	**(42,581)**	(22,569)
(Increase)/decrease in amounts due from associates	**(1,552)**	2,132
Increase in accounts payable and accruals	**103,347**	40,101
An interest-free loan granted to an officer by a subsidiary	**(613)**	–
Net cash generated from operations	**474,542**	378,181

36 Notes to the consolidated cash flow statement (continued)

(b) Disposal of partial interests in subsidiaries in 2007

(i) In June 2007, the Group disposed 80% equity interest out of its wholly owned subsidiary, Tianjin Kerry Real Estate Development Co., Ltd., an investment holding company incorporated in The People's Republic of China which currently owns a piece of land for property development in Tianjin. This disposal was part of the connected transactions relating to the joint development of a site in Tianjin as approved by the independent shareholders of the Company in September 2006.

The total cash consideration for the disposal of the 80% equity interest and assignment of proportionate share of amounts due to the Group was US$76,344,000.

	US$'000
Details of the disposal:	
Cash consideration received in June 2007	76,344
Less : fair value of effective interest of net assets disposed	(60,427)
: fair value of shareholder's loan disposed	(10,147)
: income tax on disposal	(1,608)
: stamp duty and professional fee on disposal	(38)
Add : exchange reserve transferred to income statement	2,004
Gain on disposal	6,128

The assets and liabilities disposed are as follows:

	Fair value and carrying amount US$'000
Fixed assets (Note 7)	115
Prepayments and deposits	92,698
Cash and cash equivalents	1,997
Other liabilities	(424)
Provision for deferred tax liabilities	(6,168)
Shareholder's loan	(12,684)
Net assets	75,534
Share of net assets disposed	(60,427)
Share of net assets owned by the Group after disposal (Note 12)	15,107

(ii) In March 2007, the Group transferred a 25% equity interest in a wholly owned subsidiary which owns the project company of Shangri-La Hotel, Wenzhou and proportionate shareholder's loans to a third party at a total cash consideration of US$5,600,000. The Group recorded a gain of US$11,000 on disposal.

(iii) In September 2007, the Group transferred a total of 20% equity interest and proportionate shareholder's loans in the wholly owned subsidiary which owns Shangri-La Hotel, Guangzhou to three connected persons. The total cash consideration for the transfer was US$20,840,000. The net proceeds was US$20,694,000 after income tax and stamp duty on disposal of US$146,000. The Group recorded a gain of US$2,962,000 on disposal.

36 Notes to the consolidated cash flow statement (continued)

(b) Disposal of partial interests in subsidiaries in 2007 (continued)

(iv) Total gains on disposal of partial interests in subsidiaries during the year ended 31 December 2007 were US$9,101,000 (Note 27) (including transfer from exchange fluctuation reserve of US$3,088,000 (Note 19)).

(c) Acquisition of a subsidiary in 2007

In October 2007, the Group acquired the entire share capital and shareholder's loan of Glory Cheer Limited which owns a wholly owned subsidiary Glory Cheer Development (Qinhuangdao) Co., Ltd. ("GCDQ") from a wholly owned subsidiary of Kerry Properties Limited (a connected person of the Company) at a cash consideration of HK$677,000 (equivalent to US$87,000) and HK$17,715,000 (equivalent to US$2,286,000) respectively. GCDQ owns a land use rights contract for a piece of land in Qinhuangdao, Mainland China for hotel development. The fair values of assets and liabilities acquired are as follows:

	US$'000
Fixed assets	45
Land use rights (Note 9)	3,842
Prepayments and deposits	45
Cash and cash equivalents	1,026
Other liabilities	(134)
Accounts payable and accruals	(2,451)
Total purchase price	2,373
Less: cash acquired	(1,026)
Cash flow on acquisition net of cash acquired	1,347

37 Financial guarantees, contingencies and charges over assets

(a) Financial guarantees

As at 31 December 2007, financial guarantees of the Company and the Group were as follows:

(i) The Company executed proportionate guarantees in favour of banks for securing banking facilities granted to certain subsidiaries and associates. The utilised amount of such facilities covered by the Company's guarantees and which also represented the financial exposure of the Company at the balance sheet date amounts to US$1,025,367,000 (2006: US$1,441,224,000) for the subsidiaries and US$26,430,000 (2006: US$22,419,000) for associates.

(ii) The Company executed guarantees in favour of banks for securing certain banking facilities granted to two non-wholly owned subsidiaries while the minority shareholder of a subsidiary provided a proportionate counter guarantee to the Company under the joint venture agreement. The utilised amount of such facilities covered by the Company's guarantee after setting off the amount of the counter guarantee from the minority shareholder and which also represented the net financial exposure of the Company at the balance sheet date amounts to US$100,260,000 (2006: Nil). The minority shareholders of another subsidiary shall provide counter guarantees to a wholly owned subsidiary under the joint venture agreement.

37 Financial guarantees, contingencies and charges over assets (continued)

(a) Financial guarantees (continued)

(iii) The Group executed proportionate guarantees in favour of banks for securing banking facilities granted to certain associates. The Group also executed a counter guarantee in favour of the major shareholder of an associate which had provided full guarantee in favour of a bank for securing banking facilities granted to the associate. The utilised amount of such facilities covered by the Group's guarantees for these associates amounts to US$46,332,000 (2006: US$41,039,000).

Guarantees are stated at their respective contracted amounts. The Board is of the opinion that it is not probable that such guarantees will be called upon.

(b) Contingent liabilities

As at 31 December 2007, contingent liabilities of the Group were as follows:

(i) The Group executed a performance guarantee in favour of the owner of a hotel in Sydney for the financial performance of the hotel under a management contract. The maximum cumulative amount of liability under such guarantee is A$4,537,000 (equivalent to US$4,080,000) (2006: A$5,376,000 (equivalent to US$4,251,000)).

(ii) The Group executed a performance guarantee in favour of the Government of the Republic of Maldives for the development of a resort in Maldives in accordance with an agreed work plan. The guarantee is valid until 30 September 2008 and will be discharged no later than 30 days following the date of completion of the resort in accordance with the agreement. The maximum cumulative amount of liability under such guarantee is US$4,375,000 (2006: US$4,375,000).

(iii) The Group executed guarantees for securing standby documentary credit granted by banks in favour of a subsidiary and an associate of up to the amount of US$20,000,000 (2006: Nil) and US$22,000,000 (2006: Nil), respectively. These facilities were undrawn as at 31 December 2007.

(c) Charges over assets

As at 31 December 2007, bank borrowings of a subsidiary of US$52,774,000 are secured by the rights and benefits of the insurance policies on the subsidiary's hotel building, vehicles and machinery; and furniture, fixture and equipment with net book amount of US$58,613,000.

As at 31 December 2006, bank loans of a subsidiary amounting to US$3,000 were secured by charges over certain motor vehicles of the subsidiary with net book values totaling US$70,000.

38 Commitments

(a) The Group's capital expenditure at the balance sheet date but not yet incurred is as follows:

	2007 US$'000	2006 US$'000
Existing properties – Property, plant and equipment and investment properties		
Contracted but not provided for	**18,624**	20,986
Authorised but not contracted for	**56,424**	43,046
Development projects		
Contracted but not provided for	**590,652**	461,038
Authorised but not contracted for	**1,628,916**	927,670
	2,294,616	1,452,740

(b) The Group's commitments under operating leases to make future aggregate minimum lease payments under non-cancellable operating leases in respect of land and buildings are as follows:

	2007 US$'000	2006 US$'000
Not later than one year	**11,190**	11,875
Later than one year and not later than five years	**33,589**	26,279
Later than five years	**128,475**	119,873
	173,254	158,027

(c) At 31 December 2007, the Group had future aggregate minimum lease rental receivable under non-cancellable operating leases in respect of land and buildings as follows:

	2007 US$'000	2006 US$'000
Not later than one year	**19,225**	13,259
Later than one year and not later than five years	**15,269**	9,504
Later than five years	**617**	–
	35,111	22,763

(d) The Company had entered into HIBOR and LIBOR interest-rate swap contracts for an aggregate principal amount of HK$4,760,000,000 and US$100,000,000 (2006: HK$4,460,000,000 and US$100,000,000) at fixed interest rates between 4.28% to 4.70% per annum (2006: between 4.335% to 4.70% per annum) to reduce its interest rate exposure. These contracts will be maturing between March 2010 through January 2014.

39 Related party transactions

Kerry Group Limited ("KGL"), which owns approximately 49.57% of the Company's issued ordinary shares as recorded in the register required to be kept under Section 336 of the Securities and Futures Ordinance as at 31 December 2007, has significant influence over the Company.

39 Related party transactions (continued)

The following transactions were carried out with related parties:

	2007 US$'000	2006 US$'000
(a) Transactions with subsidiaries of KGL during the year (other than subsidiaries of the Company)		
Receipt of hotel management and related services and royalty fees	**2,330**	2,085
Payment of project management services and project consultancy services fees	**4,177**	–
Reimbursement of office expenses and payment of administration and related expenses	**1,662**	1,173
Payment of office rental, management fees and rates	**254**	304
Purchase of edible oil	**359**	61
(b) Transactions with associates of the Group during the year (other than a subsidiary of KGL included under item (a) above)		
Receipt of hotel management and related services and royalty fees	**9,920**	8,370
Receipt for laundry services	**843**	728

	2007 US$'000	2006 US$'000
(c) Financial assistance provided to subsidiaries of KGL as at 31 December (other than subsidiaries of the Company)		
Balance of loan to associates of the Group	**108,953**	84,082
Balance of guarantees executed in favour of banks for securing bank loans/facilities granted to associates of the Group	**26,430**	22,418
(d) Financial assistance provided to associates of the Group as at 31 December (excluding item (c) above)		
Balance of loan to associates of the Group	**59,315**	56,145
Balance of guarantees executed in favour of banks for securing bank loans/facilities granted to an associate of the Group	**19,903**	18,620

There are no material changes to the terms of the above transactions during the year.

	2007 US$'000	2006 US$'000
(e) Key management compensation		
Fees, salaries and other short-term employee benefits	**11,520**	9,790
Post employment benefits	**115**	107

40 Group structure – principal subsidiaries and associates

(a) At 31 December 2007, the Company held interests in the following principal subsidiaries:

Name	Place of establishment/ operation	Paid up/ issued capital	Percentage holding in the voting shares Direct	Indirect	Nature of business	Notes
Seanoble Assets Limited	The British Virgin Islands	Ordinary HK$578,083,745	100	–	Investment holding	1
Shangri-La Asia Treasury Limited	The British Virgin Islands	Ordinary HK$780	100	–	Group financing	1
Shangri-La China Limited	Hong Kong	Ordinary HK$10,000,000	–	100	Investment holding	1
Kerry Industrial Company Limited	Hong Kong	Ordinary HK$2 Non-voting deferred HK$10,000,000	–	100	Investment holding	1
Shangri-La Hotel (Kowloon) Limited	Hong Kong	Ordinary HK$2 Non-voting deferred HK$10,000,000	–	100	Hotel ownership and operation	1
Shangri-La International Hotels (Pacific Place) Limited	Hong Kong	Ordinary HK$5,000 Non-voting deferred HK$10,000,000	–	80	Hotel ownership and operation	1
Shenzhen Shangri-La Hotel Limited	The People's Republic of China	US$32,000,000	–	51.30	Hotel ownership and operation	2, 5, 7
Beihai Shangri-La Hotel Ltd.	The People's Republic of China	US$16,000,000	–	100	Hotel ownership and operation	6, 7

40 Group structure – principal subsidiaries and associates (continued)

(a) At 31 December 2007, the Company held interests in the following principal subsidiaries: (continued)

Name	Place of establishment/ operation	Paid up/ issued capital	Percentage holding in the voting shares Direct	Indirect	Nature of business	Notes
Shanghai Pudong New Area Shangri-La Hotel Co., Ltd.	The People's Republic of China	US$47,000,000	–	100	Hotel ownership and operation	2, 4, 7
Shenyang Traders Hotel Ltd.	The People's Republic of China	US$28,334,000	–	100	Hotel ownership and operation	6, 7
Changchun Shangri-La Hotel Co., Ltd.	The People's Republic of China	RMB167,000,000	–	90	Hotel ownership and operation and real estate operation	5, 7
Jilin Province Kerry Real Estate Development Ltd	The People's Republic of China	RMB25,000,000	–	90	Real estate development and operation	5, 7
Qingdao Shangri-La Hotel Co., Ltd.	The People's Republic of China	US$44,000,000	–	100	Hotel ownership and operation and real estate development and operation	6, 7
Dalian Shangri-La Hotel Co., Ltd.	The People's Republic of China	US$51,666,670	–	100	Hotel ownership and operation and real estate development and operation	6, 7
Xian Shangri-La Golden Flower Hotel Co., Ltd	The People's Republic of China	US$12,000,000	–	100	Hotel ownership and operation	4, 7

40 Group structure – principal subsidiaries and associates (continued)

(a) At 31 December 2007, the Company held interests in the following principal subsidiaries: (continued)

Name	Place of establishment/ operation	Paid up/ issued capital	Percentage holding in the voting shares		Nature of business	Notes
			Direct	Indirect		
Harbin Shangri-La Hotel Co., Ltd.	The People's Republic of China	US$20,767,000	–	100	Hotel ownership and operation	6, 7
Wuhan Kerry Real Estate Development Co., Ltd.	The People's Republic of China	US$6,000,000	–	92	Real estate development and operation	5, 7
Wuhan Shangri-La Hotel Co., Ltd.	The People's Republic of China	US$26,667,000	–	92	Hotel ownership and operation	5, 7
Fujian Kerry World Trade Centre Co., Ltd.	The People's Republic of China	HK$180,000,000	–	100	Real estate development	3, 6, 7
Fuzhou Shangri-La Hotel Co., Ltd.	The People's Republic of China	US$22,200,000	–	100	Hotel ownership and operation	6, 7
Zhongshan Shangri-La Hotel Co., Ltd.	The People's Republic of China	US$23,710,000	–	51	Hotel ownership and operation	5, 7
Shangri-La Hotel (Chengdu) Co., Ltd.	The People's Republic of China	US$53,340,000	–	80	Hotel ownership and operation and real estate development and operation	6, 7
Shangri-La Hotel (Guangzhou Pazhou) Co., Ltd.	The People's Republic of China	US$60,340,000	–	80	Hotel ownership and operation	6, 7

40 Group structure – principal subsidiaries and associates (continued)

(a) At 31 December 2007, the Company held interests in the following principal subsidiaries: (continued)

Name	Place of establishment/ operation	Paid up/ issued capital	Percentage holding in the voting shares		Nature of business	Notes
			Direct	Indirect		
Shangri-La Hotel (Shenzhen Futian) Co., Ltd.	The People's Republic of China	US$54,500,000	–	100	Hotel ownership and operation	3, 6, 7
Shangri-La Hotel (Ningbo) Co., Ltd.	The People's Republic of China	US$53,270,000	–	95	Hotel ownership and operation	3, 6, 7
Shangri-La Hotel (Wenzhou) Co., Ltd.	The People's Republic of China	US$16,500,000	–	75	Hotel ownership and operation	3, 6, 7
Shangri-La Hotel (Xian) Co., Ltd.	The People's Republic of China	US$28,800,000	–	100	Hotel ownership and operation	6, 7
Shangri-La Hotel (Guilin) Co., Ltd.	The People's Republic of China	US$21,670,000	–	100	Hotel ownership and operation	3, 6, 7
Shangri-La Hotel (Baotou) Co., Ltd.	The People's Republic of China	US$24,400,000	–	100	Hotel ownership and operation	6, 7
Shangri-La Hotel (Huhhot) Co., Ltd.	The People's Republic of China	US$21,670,000	–	100	Hotel ownership and operation	6, 7
Shangri-La Hotel (Manzhouli) Co., Ltd.	The People's Republic of China	US$12,192,000	–	100	Hotel ownership and operation	3, 6, 7
Shangri-La Hotel (Zhoushan) Co., Ltd.	The People's Republic of China	RMB18,490,620	–	100	Hotel ownership and operation	3, 6, 7

40 Group structure – principal subsidiaries and associates (continued)

(a) At 31 December 2007, the Company held interests in the following principal subsidiaries: (continued)

Name	Place of establishment/ operation	Paid up/ issued capital	Percentage holding in the voting shares Direct	Indirect	Nature of business	Notes
Shangri-La Hotel (Hefei) Co., Ltd.	The People's Republic of China	US$5,300,000	–	100	Hotel ownership and operation	3, 6, 7
Shangri-La Hotel (Taiyuan) Co., Ltd.	The People's Republic of China	US$3,750,010	–	100	Hotel ownership and operation	3, 6, 7
Glory Cheer Development (Qinhuangdao) Co., Ltd.	The People's Republic of China	RMB28,927,845	–	100	Hotel ownership and operation	3, 6, 7
Shangri-La Hotel (Ordos City) Co., Ltd.	The People's Republic of China	US$6,000,000	–	100	Hotel ownership and operation	3, 6, 7
Shangri-La Ulaanbaatar Limited	Republic of Mongolia	US$5,000,000	–	60	Property Investment	3
Shangri-La Ulaanbaatar Hotel	Republic of Mongolia	US$2,300,000	–	100	Hotel ownership and operation	3
Makati Shangri-La Hotel & Resort, Inc.	The Philippines	Common Peso 921,948,400	–	100	Hotel ownership and operation	
Edsa Shangri-La Hotel & Resort, Inc.	The Philippines	Common Peso 792,128,700	–	100	Hotel ownership and operation	
Mactan Shangri-La Hotel & Resort, Inc.	The Philippines	Common Peso 272,630,000 Preferred Peso 170,741,500	–	100	Hotel ownership and operation	

40 Group structure – principal subsidiaries and associates (continued)

(a) At 31 December 2007, the Company held interests in the following principal subsidiaries: (continued)

Name	Place of establishment/ operation	Paid up/ issued capital	Percentage holding in the voting shares Direct	Percentage holding in the voting shares Indirect	Nature of business	Notes
Boracay Shangri-La Hotel & Resort, Inc.	The Philippines	Common Peso 10,825,000	–	100	Hotel ownership and operation	3
Addu Investments Private Limited	Maldives	Rufiyaa 65,000,000	–	70	Hotel ownership and operation	3
Yanuca Island Limited	Fiji	Ordinary F$1,262,196	–	71.64	Hotel ownership and operation	2
Shangri-La Hotel Limited	Singapore	Ordinary S$164,663,560	–	100	Investment holding, hotel ownership and operation and leasing of residential and serviced apartments	
Sentosa Beach Resort Pte Ltd	Singapore	Ordinary S$30,000,000	–	100	Hotel ownership and operation	
Shangri-La Hotels (Malaysia) Berhad	Malaysia	Ordinary RM440,000,000	–	52.78	Investment holding and hotel ownership and operation	

40 Group structure – principal subsidiaries and associates (continued)

(a) At 31 December 2007, the Company held interests in the following principal subsidiaries: (continued)

Name	Place of establishment/ operation	Paid up/ issued capital	Percentage holding in the voting shares		Nature of business	Notes
			Direct	Indirect		
Shangri-La Hotel (KL) Sdn Bhd	Malaysia	Ordinary RM150,000,000	–	52.78	Hotel ownership and operation	
Golden Sands Beach Resort Sdn Bhd	Malaysia	Ordinary RM6,000,000	–	52.78	Hotel ownership and operation	
Komtar Hotel Sdn Bhd	Malaysia	Ordinary RM6,000,000	–	31.67	Hotel ownership and operation	
Pantai Dalit Beach Resort Sdn Bhd	Malaysia	Ordinary RM135,000,000	–	64.59	Hotel and golf club ownership and operation	
UBN Tower Sdn Bhd	Malaysia	Ordinary RM500,000	–	52.78	Property investment and office management	
UBN Holdings Sdn Bhd	Malaysia	Ordinary RM45,000,000	–	52.78	Investment holding and property investment	
Traders Yangon Company Limited	Myanmar	Ordinary Kyat 21,600,000	–	59.16	Hotel ownership and operation	
Shangri-La Hotel Public Company Limited	Thailand	Common Baht 1,300,000,000	–	73.61	Hotel, serviced apartments and office ownership and operation	

40 Group structure – principal subsidiaries and associates (continued)

(a) At 31 December 2007, the Company held interests in the following principal subsidiaries: (continued)

Name	Place of establishment/ operation	Paid up/ issued capital	Percentage holding in the voting shares Direct	Percentage holding in the voting shares Indirect	Nature of business	Notes
Shangri-La Hotels (Paris) SARL	France	EURO10,000	–	100	Hotel ownership and operation	2, 3
Shangri-La Hotels Japan K.K.	Japan	YEN305,000,000	–	100	Hotel ownership and operation	3
SLIM International Limited	Cook Islands	Ordinary US$1,000	100	–	Investment holding	1
Shangri-La International Hotel Management Limited	Hong Kong	Ordinary HK$10,000,000	–	100	Hotel management, marketing, consultancy and reservation services	1
Shangri-La Hotel Management (Shanghai) Co., Ltd.	The People's Republic of China	US$140,000	–	100	Hotel management, marketing and consultancy services	6, 7
Shangri-La International Hotel Management B.V.	The Netherlands	Ordinary EURO18,151	–	100	Licensing use of intellectual property rights	

Notes:

1. Subsidiaries audited by PricewaterhouseCoopers, Hong Kong.
2. Subsidiaries audited by other member firms of PricewaterhouseCoopers, Hong Kong.
3. Subsidiaries which are under various stages of real estate and hotel development and have not yet commenced business operations as at the balance sheet date.
4. Co-operative Joint Venture.
5. Equity Joint Venture.
6. Wholly Foreign Owned Enterprise.
7. The amount of paid up/issued capital for subsidiaries incorporated in The People's Republic of China represented the amount of paid in registered capital.

40 Group structure – principal subsidiaries and associates (continued)

(b) At 31 December 2007, the Group held interests in the following principal associates:

Name	Place of establishment/ operation	Percentage holding in the registered capital by the Group	Nature of business	Notes
China World Trade Center Ltd.	The People's Republic of China	50	Hotel ownership and operation and property investment	2
Beijing Shangri-La Hotel Ltd.	The People's Republic of China	38	Hotel ownership and operation	
Hangzhou Shangri-La Hotel Ltd.	The People's Republic of China	45	Hotel ownership and operation	
Seacliff Limited	The People's Republic of China	30	Hotel ownership and operation and property investment	1
Beijing Jia Ao Real Estate Development Co., Ltd.	The People's Republic of China	23.75	Real estate development and operation	2
Beijing Kerry Centre Hotel Co., Ltd.	The People's Republic of China	23.75	Hotel ownership and operation	2
Shanghai Xin Ci Hou Properties Co., Ltd.	The People's Republic of China	24.75	Real estate development and operation	2
Shanghai Ji Xiang Properties Co., Ltd.	The People's Republic of China	49	Hotel ownership and operation and property investment	3
Shanghai Pudong Kerry City Properties Co., Ltd.	The People's Republic of China	23.20	Hotel ownership and operation and property investment	3
Tianjin Kerry Real Estate Development Co., Ltd.	The People's Republic of China	20	Real estate development and operation	3

40 Group structure – principal subsidiaries and associates (continued)

(b) At 31 December 2007, the Group held interests in the following principal associates: (continued)

Name	Place of establishment/ operation	Percentage holding in the registered capital by the Group	Nature of business	Notes
Cuscaden Properties Pte Ltd	Singapore	40.75	Hotel ownership and operation and property investment	
Tanjong Aru Hotel Sdn. Bhd.	Malaysia	40	Hotel ownership and operation	
PT Swadharma Kerry Satya	Indonesia	25	Hotel ownership and operation	2
Fine Winner Holdings Limited	Hong Kong	30	Hotel ownership and operation	1
Happy Day Holdings Limited	Samoa	25	Aircraft ownership	
Shine Up Holdings Limited	Samoa	25	Aircraft ownership	
Park Avenue Hotel Investors, LLC	United States of America	25.9	Hotel ownership and operation	2, 3

Notes:

1. Associates audited by PricewaterhouseCoopers, Hong Kong.
2. Associates audited by other member firms of PricewaterhouseCoopers, Hong Kong.
3. Associates which are under various stages of real estate and hotel development and have not yet commenced business operations as at the balance sheet date.

(c) The above tables list out the subsidiaries and associates of the Company as at 31 December 2007 which, in the opinion of the Directors, principally affected the results for the year or form a substantial portion of the net assets of the Group. To give details of other subsidiaries and associates would, in the opinion of the Directors, result in particulars of excessive length.

41 Hotel properties of subsidiaries and associates

(a) Details of hotel properties of the Company's subsidiaries are as follows:

Address	Existing use	Lease term
Kowloon Shangri-La, Hong Kong 64 Mody Road, Tsimshatsui East, Kowloon, Hong Kong	Hotel operation	Medium lease
Island Shangri-La, Hong Kong Pacific Place, 88 Queensway, Central, Hong Kong	Hotel operation	Medium lease
Shangri-La Hotel, Shenzhen East Side, Railway Station, 1002 Jianshe Road, Shenzhen 518001, The People's Republic of China	Hotel operation	Medium lease
Shangri-La Hotel, Beihai 33 Chating Road, Beihai, Guangxi 536007, The People's Republic of China	Hotel operation	Medium lease
Pudong Shangri-La, Shanghai 33 Fu Cheng Lu, Pudong New Area, Shanghai 200120, The People's Republic of China	Hotel operation	Medium lease

Address	Existing use	Lease term
Traders Hotel, Shenyang 68 Zhong Hua Road, He Ping District, Shenyang 110001, The People's Republic of China	Hotel operation	Long lease
Shangri-La Hotel, Changchun 569 Xian Road, Changchun 130061, The People's Republic of China	Hotel operation and commercial and residential rental	Medium lease
Shangri-La Hotel, Qingdao 9 Xiang Gang Zhong Lu, Qingdao 266071, The People's Republic of China	Hotel operation	Medium lease
Shangri-La Hotel, Dalian 66 Renmin Road, Dalian 116001, The People's Republic of China	Hotel operation	Medium lease
Golden Flower Hotel, Xian 8 Chang Le Road West, Xian 710032, Shaanxi, The People's Republic of China	Hotel operation	Medium lease

41 Hotel properties of subsidiaries and associates (continued)

(a) Details of hotel properties of the Company's subsidiaries are as follows: (continued)

Address	Existing use	Lease term
Shangri-La Hotel, Harbin 555 You Yi Road, Dao Li District, Harbin 150018, The People's Republic of China	Hotel operation	Medium lease
Shangri-La Hotel, Wuhan No. 700, Jianshe Avenue, Hankou, Wuhan 430015, The People's Republic of China	Hotel operation	Medium lease
Shangri-La Hotel, Zhongshan 16 Qi Wan Road North, Eastern Area, Zhongshan 528403, The People's Republic of China	Hotel operation	Long lease
Shangri-La Hotel, Fuzhou No. 9 Xin Quan Nan Road, Fuzhou 350005 The People's Republic of China	Hotel operation	Long lease
Shangri-La Hotel, Guangzhou 1 Huizhan Dong Road, Haizhu District, Guangzhou 510308 The People's Republic of China	Hotel operation	Medium lease
Shangri-La Hotel, Chengdu 9 Binjiang Dong Road, Chengdu 610021, Sichuan, The People's Republic of China	Hotel operation	Medium lease
Shangri-La Hotel, Xian 38B Keji Road, Xian 710075, The People's Republic of China	Hotel operation	Medium lease
Shangri-La Hotel, Baotou 66 Min Zu East Road, Qing Shan District, Baotou 014030 Inner Mongolia, The People's Republic of China	Hotel operation	Medium lease
Shangri-La Hotel, Huhhot 5 Xi Lin Guo Le South Road, Huhhot 010020, Inner Mongolia, The People's Republic of China	Hotel operation	Medium lease
Makati Shangri-La, Manila Ayala Avenue, corner Makati Avenue, Makati City, Metro Manila 1200, The Philippines	Hotel operation	Medium lease

41 Hotel properties of subsidiaries and associates (continued)

(a) Details of hotel properties of the Company's subsidiaries are as follows: (continued)

Address	Existing use	Lease term
Edsa Shangri-La, Manila 1 Garden Way, Ortigas Center, Mandaluyong City 1650, Metro Manila, The Philippines	Hotel operation	Medium lease
Shangri-La's Mactan Resort & Spa, Cebu Punta Engano Road, Mactan Island, Cebu, The Philippines	Hotel operation	Medium lease
Shangri-La's Fijian Resort & Spa, Yanuca Yanuca Island, Sigatoka, Nadroga, Fiji	Hotel operation	Long lease
Shangri-La Hotel, Singapore 22 & 28 Orange Grove Road, Singapore 258350	Hotel operation	Freehold
Rasa Sentosa Resort, Singapore 101 Siloso Road, Sentosa, Singapore 098970	Hotel operation	Long lease
Shangri-La Hotel, Kuala Lumpur 11 Jalan Sultan Ismail, 50250 Kuala Lumpur, Malaysia	Hotel operation	Freehold
Shangri-La's Rasa Sayang Resort & Spa, Penang Batu Feringgi Beach, 11100 Penang, Malaysia	Hotel operation	Freehold
Traders Hotel, Penang Magazine Road, 10300 Penang, Malaysia	Hotel operation	Long lease
Golden Sands Resort, Penang Batu Feringgi Beach, 11100 Penang, Malaysia	Hotel operation	Freehold
Shangri-La's Rasa Ria Resort, Dalit Bay Golf Club & Spa, Sabah Pantai Dalit, 89208 Tuaran, Sabah, Malaysia	Hotel and golf club operation	Long lease

41 Hotel properties of subsidiaries and associates (continued)

(a) Details of hotel properties of the Company's subsidiaries are as follows: (continued)

Address	Existing use	Lease term
Traders Hotel, Yangon 223 Sule Pagoda Road, Yangon, Myanmar	Hotel operation	Medium lease
Shangri-La Hotel, Bangkok 89 Soi Wat Suan Plu, New Road, Bangrak, Bangkok 10500, Thailand	Hotel operation, residential and office rental	Freehold
Shangri-La Hotel, Chiang Mai 89/8 Chang Klan Road, Muang, Chiang Mai 50100 Thailand	Hotel operation	Freehold

(b) Details of hotel properties of the operating associates are as follows:

Address	Existing use	Lease term
China World Hotel, Beijing 1 Jian Guo Men Wai Avenue, Beijing 100004, The People's Republic of China	Hotel operation	Medium lease
Traders Hotel, Beijing 1 Jian Guo Men Wai Avenue, Beijing 100004, The People's Republic of China	Hotel operation	Medium lease
Shangri-La's Kerry Centre Hotel, Beijing 1 Guanghua Road, Chaoyang District Beijing 100020 The People's Republic of China.	Hotel operation	Medium lease
Shangri-La Hotel, Beijing 29 Zizhuyuan Road, Beijing 100089, The People's Republic of China	Hotel operation	Medium lease
Shangri-La Hotel, Hangzhou 78 Beishan Road, Hangzhou 310007, The People's Republic of China	Hotel operation	Medium lease

41 Hotel properties of subsidiaries and associates (continued)

(b) Details of hotel properties of the operating associates are as follows: (continued)

Address	Existing use	Lease term
Traders Hotel, Singapore 1A Cuscaden Road, Singapore 249716	Hotel operation	Long lease
Shangri-La's Tanjung Aru Resort & Spa, Kota Kinabalu 88995 Kota Kinabalu, Sabah, Malaysia	Hotel operation	Long lease
Shangri-La Hotel, Jakarta Kota BNI, Jalan Jend Sudirman Kav. 1 Jakarta 10220, Indonesia	Hotel operation	Medium lease
Novotel Century Harbourview, Hong Kong No. 508 Queen's Road West, Western District, Hong Kong	Hotel operation	Long lease

42 Investment properties of subsidiaries and associates

(a) Details of investment properties of the subsidiaries are as follows:

Address	Existing use	Lease term
Shangri-La Residences, Dalian 66 Renmin Road, Dalian 116001, The People's Republic of China	Residential rental	Medium lease
The Office Tower at Shangri-La Centre, Chengdu 9 Binjiang Dong Road Chengdu, Sichuan 610021, The People's Republic of China	Office	Medium lease
Shangri-La Apartments, Singapore 1 Anderson Road, Singapore 259983	Residential rental	Freehold
Shangri-La Residences, Singapore No. 1A Lady Hill Road, Singapore 258685	Residential rental	Freehold
UBN Tower, Kuala Lumpur UBN Complex, 10 Jalan P. Ramlee, 50250 Kuala Lumpur, Malaysia	Office and commercial rental	Freehold
UBN Apartments, Kuala Lumpur UBN Complex, 10 Jalan P. Ramlee, 50250 Kuala Lumpur, Malaysia	Residential rental	Freehold

42 Investment properties of subsidiaries and associates (continued)

(b) Details of investment properties of the operating associates are as follows:

Address	Existing use	Lease term
China World Trade Center 1 Jian Guo Men Wai Avenue, Beijing 100004, The People's Republic of China	Hotel operation and office, commercial, residential and exhibition hall space rental	Medium lease
Century Towers, Beijing 18 Guang Qu Men Wai Avenue, Beijing 100022 The People's Republic of China	Residential rental	Long lease
Shanghai Centre 1376 Nanjing Xi Lu, Shanghai 200040, The People's Republic of China	Hotel operation and office, commercial, residential and exhibition hall space rental	Medium lease
Beijing Kerry Centre 1 Guanghua Road, Chaoyang District, Beijing 100020, The People's Republic of China	Hotel operation and office, commercial and residential rental	Medium lease
Shanghai Kerry Centre No. 1515 Nanjing Road West, Jingan District, Shanghai 200040, The People's Republic of China	Office, commercial and residential rental	Medium lease
Tanglin Mall, Singapore 163 Tanglin Road, Singapore 247933	Commercial rental	Long lease
Tanglin Place, Singapore 91 Tanglin Road, Singapore 247918	Office and commercial rental	Freehold

43 Events after the balance sheet date

(a) The Company issued a total of 952,906 new ordinary shares to share option holders who have exercised their rights to subscribe for shares of the Company subsequent to 31 December 2007 and up to the approval date of these financial statements.

(b) In January 2008, certain wholly owned subsidiaries of the Group executed the following bank loan agreements:

- a HK$300 million unsecured bilateral loan with a maturity of 5 years and all-inclusive cost of 36 basis points over HIBOR.

- A Euro 50 million unsecured loan with a maturity of 5 years and all-inclusive cost of 48 basis points over EURIBOR.

(c) In January 2008, the minority shareholder of the Group's subsidiary Shangri-La Mongolia Limited ("SML") exercised its option under the shareholders agreement to acquire from the Group an additional 9% equity interest and proportionate shareholder's loans in SML which owns the office tower development project in Ulaanbaatar, Republic of Mongolia through its wholly owned subsidiary. The total consideration for the transfer was approximately US$1,935,000 and the Group will record a nominal gain in this transaction. The Group holds 51% interest in SML after this dilution.

(d) In March 2008, the Group entered into connected transactions with Kerry Properties Limited by forming a consortium and won a bid at an open bidding to acquire the land use rights of a land site in Nanchang City, Mainland China. Following this, both parties will establish a joint venture company for the acquisition, holding and development of the land site. The Group's 20% interest of the total estimated investment cost for the composite development which may comprise offices, hotel, commercial and high-end apartments is approximately RMB440 million (equivalent to US$61,972,000).

44 Approval of financial statements

The financial statements were approved by the Board on 1 April 2008.

FIVE YEAR SUMMARY

The financial summary of the Group for the last five years are as follows:

	2007 **US$'000**	2006 US$'000	2005 US$'000	2004 US$'000	2003 US$'000
Results					
Profit attributable to:					
Equity holders	**340,863**	202,173	150,990	113,518	7,198
Minority interests	**33,362**	17,156	16,541	9,005	4,767
Assets and liabilities					
Total assets	**6,101,010**	5,075,678	4,263,067	3,720,141	3,504,622
Total liabilities	**1,915,682**	2,100,354	1,632,853	1,554,697	1,658,336
Total equity	**4,185,328**	2,975,324	2,630,214	2,165,444	1,846,286

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉（亞洲）有限公司*

website: http://www.ir.shangri-la.com

(Stock Code: 00069)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shangri-La Asia Limited (the "Company") will be held at Island Ballroom, Level 5, Island Shangri-La Hotel, Pacific Place, Supreme Court Road, Central, Hong Kong on Friday, 23 May 2008 at 10:00 a.m. for the following purposes:

1. To receive and consider the audited financial statements and the reports of the Directors and the Auditors for the year ended 31 December 2007;

2. To declare a final dividend for the year ended 31 December 2007;

3. To re-elect retiring Directors;

4. To fix Directors' fees (including fees payable to members of the Audit and Remuneration Committees);

5. To re-appoint Auditors and to authorise the Directors of the Company to fix their remuneration;

6. To consider as Special Business, and if thought fit, pass with or without amendments the following resolutions as Ordinary Resolutions:

   A. **THAT**:

   (a) subject to paragraph (c) below, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot and issue additional shares in the share capital of the Company and to make or grant offers, agreements and options which would or might require the exercise of such power be and is hereby generally and unconditionally approved;

   (b) the approval in paragraph (a) above shall authorise the Directors of the Company during the Relevant Period to make or grant offers, agreements and options which would or might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), (ii) the exercise of any option under any share option scheme or similar arrangement for the grant or issue to option holders of shares in the Company, (iii) any scrip dividend scheme or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Bye-Laws of the Company, and (iv) any specific authority, shall not exceed 20 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution and the said approval shall be limited accordingly; and

(d) for the purposes of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Bye-Laws of the Company or any applicable laws of Bermuda to be held; or

(iii) the revocation or variation of this Resolution by an ordinary resolution of the shareholders of the Company in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the Directors of the Company to holders of shares on the register on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of or the requirements of any recognised regulatory body or any stock exchange in any territory outside Hong Kong).

B. **THAT**:

(a) the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all powers of the Company to repurchase its own shares on The Stock Exchange of Hong Kong Limited (the "HKSE") or on any other stock exchange on which the shares of the Company may be listed and recognised by the Securities and Futures Commission of Hong Kong and the HKSE for this purpose or on the Singapore Exchange Securities Trading Limited, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the HKSE or that of any other stock exchange as amended from time to time (as the case may be), be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company repurchased by the Company pursuant to paragraph (a) above during the Relevant Period shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution and the authority pursuant to paragraph (a) above shall be limited accordingly; and

(c) for the purposes of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

   (i) the conclusion of the next Annual General Meeting of the Company;

   (ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Bye-Laws of the Company or any applicable laws of Bermuda to be held; or

   (iii) the revocation or variation of this Resolution by an ordinary resolution of the shareholders of the Company in general meeting.

C. **THAT**:

Conditional upon the passing of Resolution No. 6B, the general mandate granted to the Directors of the Company and for the time being in force to exercise the powers of the Company to allot shares be and is hereby extended by the addition to the aggregate nominal amount of the share capital which may be allotted or agreed conditionally or unconditionally to be allotted by the Directors of the Company pursuant to such general mandate of an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted by the resolution set out as Resolution No. 6B, provided that such amount shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution.

By Order of the Board
Shangri-La Asia Limited
Teo Ching Leun
Company Secretary

Hong Kong, 28 April 2008

Head Office and Principal Place of Business in Hong Kong:
21st Floor, CITIC Tower
No. 1 Tim Mei Avenue
Central
Hong Kong

Notes:

1. Every shareholder entitled to attend and vote at the meeting convened by this notice (the "Meeting") is entitled to appoint up to two individuals as his proxies to attend and vote instead of him. Where a shareholder appoints two proxies to represent him, the form of proxy must clearly indicate the number of shares in the Company ("Shares") which each proxy represents and which proxy is designated as the voting proxy. If two proxies are appointed, only the voting proxy will be entitled to cast the shareholder's vote(s): (a) on a show of hands; (b) if both proxies purport to cast the shareholder's vote(s) in a different manner; and (c) on the exercise of a discretion. A proxy need not be a shareholder of the Company. The number of proxies appointed by a Clearing House (or its nominee) (as defined in the Company's Bye-Laws) is not subject to the aforesaid limitation. If a shareholder fails to specify the number of Shares which each proxy represents and/or the name of the voting proxy then, subject to the absolute discretion of the Chairman of the Meeting to decide otherwise, the shareholder shall be deemed to have appointed the first-named proxy as his voting proxy and that such first-named proxy shall represent all the Shares held by him.

2. Subject to note 1 above in relation to a Clearing House, a shareholder may only have one form of proxy valid at any one time and if a shareholder submits more than one form of proxy, the last form of proxy received in the manner described in note 4 below shall be treated as the only valid form of proxy.

3. Where there are joint registered holders of any Share, any one of such persons may vote at the Meeting, either personally or by proxy, in respect of such Share as if he were solely entitled thereto; but if more than one of such joint holders be present at the Meeting personally or by proxy, that one of the said persons so present whose name stands first on the registers of members in respect of such Share shall alone be entitled to vote in respect thereof. Several executors or administrators of a deceased shareholder in whose name any Share stands first will for this purpose be deemed joint holders thereof.

4. In order to be valid, the form of proxy, together with the power of attorney or other authority (if any) under which it is signed (or a notarially certified copy of that power or authority), must be deposited at the Company's branch share registrar in Hong Kong, Tricor Abacus Limited, at 26/F., Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, not less than 48 hours before the time appointed for holding the Meeting (or at any adjournment thereof).

5. The registers of members of the Company will be closed from Wednesday, 21 May 2008 to Friday, 23 May 2008, both days inclusive, during which no transfer of shares will be effected. In order to qualify for the proposed final dividend, all share transfers accompanied by the relevant share certificates must be lodged for registration with the Company's branch share registrar in Hong Kong, Tricor Abacus Limited, at the above address no later than 4:00 p.m. on Tuesday, 20 May 2008.

As at the date of this notice, the Board of Directors of the Company comprises Mr. Kuok Khoon Ean, Mr. Kuok Khoon Loong, Edward, Mr. Lui Man Shing, Mr. Giovanni Angelini and Mr. Ng Si Fong, Alan as Executive Directors; Madam Kuok Oon Kwong, Mr. Ho Kian Guan, Mr. Lee Yong Sun, Mr. Roberto V. Ongpin and Mr. Ho Kian Hock (alternate to Mr. Ho Kian Kian) as Non-Executive Directors; and Mr. Alexander Reid Hamilton, Mr. Timothy David Dattels, Mr. Wong Kai Man and Mr. Michael Wing-Nin Chiu as Independent Non-Executive Directors.

* *for identification purpose only*

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action you should take, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Shangri-La Asia Limited, you should at once hand this circular together with the accompanying form of proxy to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.



SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司*

(Stock Code: 00069)



RECEIVED
2008 APR 30 A 8:15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

PROPOSAL FOR GRANT OF GENERAL MANDATE TO REPURCHASE SHARES, RE-ELECTION OF RETIRING DIRECTORS AND NOTICE OF ANNUAL GENERAL MEETING

Resolutions will be proposed at the Annual General Meeting of Shangri-La Asia Limited to be held at Island Ballroom, Level 5, Island Shangri-La Hotel, Pacific Place, Supreme Court Road, Central, Hong Kong on Friday, 23 May 2008 at 10:00 a.m. to approve, inter alia, the matters referred to in this circular.

The Notice convening the Annual General Meeting together with the form of proxy for use at the Annual General Meeting are enclosed with this circular. Whether or not you are able to attend the meeting, you are requested to complete the form of proxy in accordance with the instructions printed thereon and return it to Tricor Abacus Limited, the Company's branch share registrar in Hong Kong, of 26/F., Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the Annual General Meeting.

* *For identification purpose only*

28 April 2008

CONTENTS

Page

In this circular, the following expressions have the following meanings unless the context otherwise requires:

"2007 Annual General Meeting"	the annual general meeting of the Company held at 10:00 a.m. on Wednesday, 23 May 2007
"Annual General Meeting"	the annual general meeting of the Company to be held at 10:00 a.m. on Friday, 23 May 2008 at Island Ballroom, Level 5, Island Shangri-La Hotel, Pacific Place, Supreme Court Road, Central, Hong Kong
"Board"	the Board of Directors of the Company
"Bye-Laws"	the bye-laws of the Company as amended from time to time
"Company"	Shangri-La Asia Limited, an exempted company incorporated in Bermuda with limited liability, the shares of which are primarily listed on the Main Board of the HK Stock Exchange with secondary listing on SGX-ST
"Directors"	the directors of the Company
"Group"	the Company and its subsidiaries
"HK Stock Exchange"	The Stock Exchange of Hong Kong Limited
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"KGL"	Kerry Group Limited
"Latest Practicable Date"	17 April 2008, being the latest practicable date prior to the printing of this circular for ascertaining certain information referred to in this circular
"Listing Rules"	the Rules Governing the Listing of Securities on the HK Stock Exchange
"Notice"	a notice dated 28 April 2008 convening the Annual General Meeting, a copy of which is set out on pages 15 to 18 of this circular

"Recognised Stock Exchange"	any stock exchange recognised by the Securities and Futures Commission of Hong Kong and the HK Stock Exchange for the purpose of securities repurchases
"SFO"	Securities and Futures Ordinance
"SGX-ST"	the Singapore Exchange Securities Trading Limited
"Share(s)"	the ordinary share(s) of HK$1.00 each in the share capital of the Company
"Share Repurchase Mandate"	a general and unconditional mandate to be given to the Directors to exercise the powers of the Company to repurchase at any time until the next annual general meeting of the Company or such earlier period as stated in the Share Resolution the Shares up to a maximum of 10 per cent of the fully paid-up issued share capital of the Company at the date of the Share Resolution
"Share Resolution"	the ordinary resolution referred to in item 6B of the Notice
"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers



SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司*

(Stock Code: 00069)

Executive Directors:
Mr KUOK Khoon Ean *(Chairman)*
Mr KUOK Khoon Loong, Edward
(President and Chief Executive Officer)
Mr LUI Man Shing *(Deputy Chairman)*
Mr Giovanni ANGELINI
Mr NG Si Fong, Alan

Non-Executive Directors:
Madam KUOK Oon Kwong
Mr HO Kian Guan
Mr LEE Yong Sun
Mr Roberto V. ONGPIN
Mr Alexander Reid HAMILTON†
Mr Timothy David DATTELS†
Mr WONG Kai Man†
Mr Michael Wing-Nin CHIU†
Mr HO Kian Hock
(Alternate to Mr HO Kian Guan)

† *Independent Non-Executive Directors*

* *For identification purpose only*

Registered Office:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

Head Office and Principal Place of Business in Hong Kong:
21st Floor, CITIC Tower
No. 1 Tim Mei Avenue
Central
Hong Kong

28 April 2008

Dear Shareholders,

PROPOSAL FOR GRANT OF GENERAL MANDATE TO REPURCHASE SHARES, RE-ELECTION OF RETIRING DIRECTORS AND NOTICE OF ANNUAL GENERAL MEETING

1. INTRODUCTION

The purpose of this circular is to provide you with information relating to, inter alia, the Share Repurchase Mandate to enable you to make an informed decision on whether to vote for or against the Share Resolution to be proposed at the Annual General Meeting.

2. GENERAL MANDATE TO REPURCHASE SHARES

The latest general mandate to repurchase Shares up to a maximum of 10 per cent of the fully paid-up issued Shares was granted to the Directors at the 2007 Annual General Meeting.

The Share Resolution will be proposed at the Annual General Meeting to approve the grant of the Share Repurchase Mandate to the Directors. The Share Repurchase Mandate will continue in force until the conclusion of the next annual general meeting of the Company or any earlier date as referred to in item 6B of the Notice.

Shareholders should refer to the explanatory statement contained in the Appendix I of this circular, which sets out further information in relation to the Share Repurchase Mandate.

3. ANNUAL GENERAL MEETING

Notice of the Annual General Meeting is set out on pages 15 to 18 of this circular. At the Annual General Meeting, ordinary resolutions to approve, inter alia, the Share Repurchase Mandate will be proposed.

A form of proxy for use at the Annual General Meeting is enclosed with this circular. Whether or not you are able to attend the meeting, you are requested to complete the form of proxy in accordance with the instructions printed thereon and return it to Tricor Abacus Limited, the Company's branch share registrar in Hong Kong, of 26/F., Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the Annual General Meeting. Completion and return of the form of proxy will not prevent you from attending and voting at the Annual General Meeting if you so wish.

Pursuant to Bye-Law 70 of the Bye-Laws, subject to the Listing Rules, a resolution put to the vote of the general meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) demanded:

(i) by the Chairman of the meeting; or

(ii) by at least three shareholders present in person or by duly authorized corporate representative or by proxy for the time being entitled to vote at the meeting; or

(iii) by any shareholder or shareholders present in person or by duly authorized corporate representative or by proxy and representing not less than one-tenth of the total voting rights of all the shareholders having the right to vote at the meeting; or

(iv) by any shareholder or shareholders present in person or by duly authorized corporate representative or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

In addition, if the aggregate proxies held by (i) the Chairman of a particular meeting, and (ii) the Directors, account for 5% or more of the total voting rights at that meeting, and if on a show of hands in respect of any resolution, the meeting votes in the opposite manner to that instructed in the proxies referred to above, the Chairman of the meeting and/or any Director holding proxies as aforesaid shall demand a poll, unless it is apparent from the total proxies held by those persons that a vote taken on a poll will not reverse the vote taken on a show of hands.

4. RECOMMENDATION

The Directors are of the opinion that the grant of the Share Repurchase Mandate is in the best interests of the Company and its shareholders. Accordingly, the Directors recommend shareholders to vote in favour of the Share Resolution to be proposed at the Annual General Meeting.

5. GENERAL INFORMATION

Your attention is drawn to the information contained in Appendix II and Appendix III of this circular which set out details of the retiring Directors proposed to be re-elected at the Annual General Meeting and the Directors' fees (including fees payable to members of the Audit and Remuneration Committees) for the year ended 31 December 2008 respectively.

Yours faithfully,
On Behalf of the Board of
Shangri-La Asia Limited
Kuok Khoon Loong, Edward
Director

The following is the explanatory statement required to be sent to shareholders under the Listing Rules to enable them to make an informed decision on whether to vote for or against the ordinary resolution in relation to the Share Repurchase Mandate to be proposed at the Annual General Meeting.

1. SHARE REPURCHASE PROPOSAL

As at the Latest Practicable Date, the issued share capital of the Company comprised 2,882,469,799 fully paid-up Shares. It is proposed that up to a maximum of 10 per cent of the fully paid-up Shares in issue at the date of passing of the Share Resolution to approve the Share Repurchase Mandate may be repurchased by the Directors. Subject to the passing of the Share Resolution, on the basis that no further Shares are issued prior to the Annual General Meeting and ignoring other restrictions, the Company would be allowed under the Share Repurchase Mandate to repurchase up to a maximum of 288,246,979 fully paid-up Shares on the HK Stock Exchange or on the Recognised Stock Exchange or on the SGX-ST.

2. REASONS FOR REPURCHASES

The Directors believe that it is in the best interests of the Company and its shareholders to have a general authority from the shareholders to enable the Company to repurchase Shares in the market. Such repurchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net asset value of the Company and/or earnings per share of the Company and will only be made when the Directors believe that such a repurchase will benefit the Company and its shareholders.

3. FUNDING OF REPURCHASES

In repurchasing Shares, the Company may only apply funds legally available for such purpose in accordance with its constitutional documents and the laws of Bermuda.

There might be a material adverse impact on the working capital or gearing position of the Company as compared with the position disclosed in the audited consolidated financial statements contained in the annual report of the Company for the year ended 31 December 2007 and taking into account the financial position of the Company as at the Latest Practicable Date, in the event that the proposed share repurchases were to be carried out in full at any time during the proposed repurchase period.

However, the Directors do not propose to exercise the Share Repurchase Mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

4. GENERAL

The Directors have undertaken to the HK Stock Exchange that, so far as the same may be applicable, the exercise of the power of the Company to make repurchases pursuant to the Share Repurchase Mandate upon passing of the Share Resolution will be in accordance with the Listing Rules and the applicable laws of Bermuda.

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, any of their associates (as defined in the Listing Rules) have a present intention, in the event that the Share Resolution is adopted by shareholders of the Company, to sell Shares to the Company.

No connected person (as defined in the Listing Rules) has notified the Company that he has a present intention to sell Shares to the Company, or has undertaken not to do so, in the event that the Share Repurchase Mandate is approved.

If, as a result of a share repurchase, a shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purpose of the Takeovers Code. As a result, a shareholder or a group of shareholders acting in concert (depending on the level of increase of shareholders' interests), could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

As at the Latest Practicable Date, KGL was directly or indirectly interested in 1,428,283,194 Shares[(note)] as recorded in the register required to be kept under Section 336 of the SFO, which constituted approximately 49.55 per cent of the voting rights attaching to the issued share capital of the Company. If the Share Repurchase Mandate were to be exercised in full, KGL would (assuming that there is no change in the relevant facts and circumstances) hold approximately 55.06 per cent of the voting rights attaching to the issued share capital of the Company.

It is considered that such increase may give rise to an obligation to make a mandatory offer as referred to above. The Directors have no present intention to exercise the Share Repurchase Mandate to such an extent as would result in such takeover obligations. Save as aforesaid, the Directors are not aware of any consequences which would arise under the Takeovers Code as a consequence of any repurchases pursuant to the Share Repurchase Mandate.

Note: Such Shares include deemed interest in Shares held by a subsidiary of Shangri-La Hotel Public Company Limited, Thailand.

5. SHARE REPURCHASES MADE BY THE COMPANY

During the six months prior to the Latest Practicable Date, the Company has not repurchased any Shares whether on the HK Stock Exchange or on the Recognised Stock Exchange or on the SGX-ST or by private arrangement.

6. MARKET PRICES

The highest and lowest prices at which the Shares have been traded on the HK Stock Exchange during each of the previous twelve months preceding the Latest Practicable Date were as follows:

		Shares	
Year	**Month**	**Highest price** *HK$*	**Lowest price** *HK$*
2007	April	20.80	19.02
	May	22.00	18.60
	June	20.45	18.50
	July	21.20	18.06
	August	18.86	15.20
	September	26.50	18.70
	October	27.70	22.70
	November	26.75	20.35
	December	24.75	20.35
2008	January	25.80	18.80
	February	25.00	19.80
	March	24.85	17.00
	April (up to the Latest Practicable Date)	23.00	19.00

In relation to the re-election of retiring Directors as referred to in item 3 of the Notice, Messrs KUOK Khoon Loong, Edward, NG Si Fong, Alan, LEE Yong Sun and Alexander Reid HAMILTON retire by rotation in accordance with Bye-Law 99 of the Company's Bye-Laws. Messrs KUOK Khoon Ean and Michael Wing-Nin CHIU retire in accordance with Bye-Law 102(B) of the Company's Bye-Laws. All retiring Directors except Messrs NG Si Fong, Alan and LEE Yong Sun, being eligible, offer themselves for re-election at the Annual General Meeting.

The following are the particulars of the retiring Directors offering themselves for re-election, which are required to be disclosed under Rule 13.51(2) of the Listing Rules:

Mr KUOK Khoon Ean

Mr KUOK, aged 52, was appointed as an Executive Director and Chairman of the Company in April 2008. He was born in Malaysia and has been based in Hong Kong since 1997. He is a director of KGL and Kerry Holdings Limited, which are the substantial shareholders of the Company. Mr KUOK is also the Executive Chairman of SCMP Group Limited (a company listed on the HK Stock Exchange), an Independent Non-Executive Director of The Bank of East Asia, Limited (a company listed on the HK Stock Exchange), a Director of The Post Publishing Public Company Limited (a company listed on the Stock Exchange of Thailand) and a Non-Executive Director of Wilmar International Limited (a company listed on the SGX-ST). In addition, he was an Independent Non-Executive Director of Phoenix Satellite Television Holdings Limited (a company listed on the HK Stock Exchange) during the period from 5 June 2000 to 10 March 2005. Mr KUOK holds a Bachelor's degree in Economics from Nottingham University in the United Kingdom. He is the cousin of Mr KUOK Khoon Loong, Edward and Madam KUOK Oon Kwong, Directors of the Company, and the cousin of Ms TEO Ching Leun, the Company Secretary of the Company.

As at the Latest Practicable Date, Mr KUOK's interest in the Shares of the Company within the meaning of Part XV of the SFO is as follows:

Shares

		Number of Shares Held			
Name of Company	**Class of Shares**	**Personal Interest** *(Note 1)*	**Family Interest** *(Note 2)*	**Corporate Interest** *(Note 3)*	**Total**
The Company	Ordinary	438,240	79,693	1,808,240	2,326,173

Notes:

1. These shares were held by Mr KUOK as beneficial owner.

2. These shares were held by the spouse of Mr KUOK.

3. These shares were held through a company which was controlled by Mr KUOK.

Mr KUOK has entered into a service contract with the Company in respect of his appointment as an Executive Director and the Chairman of the Company for a term of three years, subject to re-election at the Annual General Meeting. Pursuant to his service contract, Mr KUOK is entitled to an annual remuneration of HK$5.4 million and an annual discretionary bonus, all of which shall be determined/reviewed annually by the Remuneration Committee of the Company. Such remuneration is determined by reference to the scope of his responsibilities, the remuneration benchmark in the industry and the prevailing market conditions.

Save as mentioned above, Mr KUOK does not have any other matters that need to be brought to the attention of the shareholders of the Company or any other information required to be disclosed pursuant to any of the requirements under Rule 13.51(2) of the Listing Rules.

Mr KUOK Khoon Loong, Edward

Mr KUOK, aged 55, has been the President and Chief Executive Officer of the Company since 2 April 2008. He was appointed as an Executive Director of the Company in March 2003 and was appointed as the Chairman of the Company in August 2003 and held such position until 1 April 2008. He was previously the Chairman of Kerry Properties Limited (a company listed on the HK Stock Exchange) and a Director of Allgreen Properties Limited (a company listed on the SGX-ST). He is the Chairman and Managing Director of Shangri-La International Hotels (Pacific Place) Limited and Shangri-La Hotel (Kowloon) Limited, a Vice Chairman of Kerry Holdings Limited and the Chairman of Shangri-La International Hotel Management Limited. Mr KUOK is also the Chairman of the Board of Shang Properties, Inc. (a listed company in the Philippines). Prior to the merger of EDSA Properties Holdings Inc. (now known as Shang Properties, Inc.) and Kuok Philippine Properties, Inc., Mr KUOK was the Chairman of the Board of Kuok Philippine Properties, Inc. (a company previously listed in the Philippines). He has been with the Kuok Group since 1978. He has a Master's degree in Economics from the University of Wales in the United Kingdom. Mr KUOK is a brother of Madam KUOK Oon Kwong, a Director of the Company, and the cousin of Mr KUOK Khoon Ean, the Chairman of the Company, and Ms TEO Ching Leun, the Company Secretary of the Company.

As at the Latest Practicable Date, Mr KUOK's interest in the Shares and underlying Shares of the Company within the meaning of Part XV of the SFO is as follows:

Shares

		Number of Shares Held			
Name of Company	**Class of Shares**	**Personal Interest** *(Note 1)*	**Family Interest**	**Corporate Interest**	**Total**
The Company	Ordinary	1,002,222	–	–	1,002,222

Note:

1. These shares were held by Mr KUOK as beneficial owner.

Underlying Shares – Share Options granted by the Company

Date of Grant	Exercise Price per Option Share *HK$*	Number of Option Shares held as at the Latest Practicable Date
16 June 2006	14.60	100,000

Mr KUOK has a service contract with the Company. The emoluments of the Executive Directors of the Company are reviewed by the Remuneration Committee of the Board of Directors of the Company with reference to the Group's performance and profitability, as well as the remuneration benchmark in the industry and the prevailing market conditions. For the year ended 31 December 2007, Mr KUOK received annual remuneration of approximately HK$29,742,000 from the Group. This includes salary, housing, discretionary bonus, contribution to pension schemes and other benefits in kind.

Save as mentioned above, Mr KUOK does not have any other matters that need to be brought to the attention of the shareholders of the Company or any other information required to be disclosed pursuant to any of the requirements under Rule 13.51(2) of the Listing Rules.

Mr Alexander Reid HAMILTON

Mr HAMILTON, aged 66, was appointed as an Independent Non-Executive Director of the Company in November 2001. He was previously an Independent Non-Executive Director of Imagi International Holdings Limited, COSCO International Holdings Limited, Man Sang International Limited and COSCO Pacific Limited, all listed on the HK Stock Exchange. He is a Director of a number of companies including CITIC Pacific Limited, China COSCO Holdings Company Limited and Esprit Holdings Limited, all listed on the HK Stock Exchange, a Director of JF China Region Fund, Inc. (a USA registered closed end fund quoted on the New York Stock Exchange) and was appointed as an Independent Non-Executive Director of China Central Properties Limited (a company listed on the AIM of London Stock Exchange) in April 2007. He is a member of the Institute of Chartered Accountants of Scotland, a fellow member of the Hong Kong Institute of Certified Public Accountants and a fellow member of the Institute of Directors. He was a Partner in Price Waterhouse for 16 years and has more than 20 years of audit and accounting experience. Mr HAMILTON is the Chairman of the Board's Audit Committee.

Mr HAMILTON does not have any relationships with any Directors, senior management or substantial or controlling shareholders (as defined in the Listing Rules) of the Company.

As at the Latest Practicable Date, Mr HAMILTON's interest in the underlying Shares of the Company within the meaning of Part XV of the SFO is as follows:

Underlying Shares – Share Options granted by the Company

Date of Grant	Exercise Price per Option Share *HK$*	Number of Option Shares held as at the Latest Practicable Date
16 June 2006	14.60	60,000

The Company has issued a letter of appointment to Mr HAMILTON pursuant to which Mr HAMILTON is appointed as an Independent Non-Executive Director of the Company for a term commencing from 26 May 2005 (the date of his last re-election as Director of the Company) and ending at the conclusion of the Annual General Meeting. He is entitled to a Director's fee and fees payable to him as a member of the Remuneration Committee and Audit Committee. For the year ended 31 December 2007, Mr HAMILTON received a Director's fee of HK$150,000, a fee of HK$100,000 payable to him as a member of the Audit Committee and a fee of HK$50,000 payable to him as a member of the Remuneration Committee.

Save as mentioned above, Mr HAMILTON does not have any other matters that need to be brought to the attention of the shareholders of the Company or any other information required to be disclosed pursuant to any of the requirements under Rule 13.51(2) of the Listing Rules.

Mr Michael Wing-Nin CHIU

Mr CHIU, aged 63, was appointed as an Independent Non-Executive Director of the Company in June 2007. Mr CHIU is currently the owner, president and chairman of Prima Donna Development Corporation, Prima Hotels Corporation and several wholly owned companies focused on the development, ownership and management of hotels and other real estate assets and interests in California, Oregon and Texas. He has extensive experience in the hotel and the real estate industries. Prior to settling in the United States in 1975, Mr CHIU held various management positions in a number of hotels in London, Seattle, Singapore, Penang, Fiji, Las Vegas, San Francisco, some of which were owned by members of the group of companies of which the Company forms part. He has amassed a prodigious record of service on university committees, councils and fund-raising campaigns. He is a trustee emeritus and presidential councillor of Cornell University, and has received several awards and honours in recognition of his contributions to the future of higher education and to the hospitality industry. Active in a number of organisations, he is a life-time trustee of the Cornell Hotel Society Foundation, Inc. and a member of the Dean's Advisory Board for the School of Hotel Administration of Cornell University. In addition, he also serves as the Vice Chairman of the Joint Advisory Board of Cornell Nanyang Institute of Hospitality Management, the Chairman of the Advisory Board of Banfi Vintners, Inc. Previously, Mr CHIU was a member of the National Advisory Board of the Citizen's Scholarship Foundation of America, a Paul Harris Fellow of Rotary International, a member of the Corporation of the Culinary Institute of America, and is an active member of La Chaîne des Rôtisseurs, San Francisco Chapter. He has not held any directorship in listed public companies in the last three years. Mr CHIU obtained his Bachelor of Science in Hotel Administration in 1966 from Cornell University in the United States and is a graduate of the Lausanne Hotel School, Switzerland.

Mr CHIU does not have any relationships with any Directors, senior management or substantial or controlling shareholders (as defined in the Listing Rules) of the Company.

As at the Latest Practicable Date, Mr CHIU does not have any interest in the Shares or underlying Shares of the Company within the meaning of Part XV of the SFO.

The Company has issued a letter of appointment to Mr CHIU pursuant to which Mr CHIU is appointed as an Independent Non-Executive Director of the Company for a term commencing from 6 June 2007 (the date of appointment as Director of the Company) and ending at the conclusion of the Annual General Meeting. He is entitled to a Director's fee payable by the Company. For the year ended 31 December 2007, Mr CHIU received a Director's fee of HK$85,890.41 from the Company.

Save as mentioned above, Mr CHIU does not have any other matters that need to be brought to the attention of the shareholders of the Company or any other information required to be disclosed pursuant to any of the requirements under Rule 13.51(2) of the Listing Rules.

In relation to the fixing of Directors' fees (including fees payable to members of the Audit and Remuneration Committees) as referred to in item 4 of the Notice, the Directors recommended that the Directors' fees for the financial year ended 31 December 2008 be fixed at HK$200,000 per annum payable to each Non-Executive Director of the Company, subject to such terms (including as to pro-rating for the year ended 31 December 2008) as the Directors (or a duly authorised committee thereof) may in their absolute discretion see fit.

The Directors also propose that fees be payable to members of the Remuneration and Audit Committees (who are Non-Executive Directors of the Company) for their services rendered in 2008. Details are set out below:

(i) a fee of HK$50,000 per annum be payable to each member of the Remuneration Committee who is a Non-Executive Director of the Company for the services rendered in 2008, subject to such terms (including as to pro-rating for the year ended 31 December 2008) as the Directors may in their absolute discretion see fit.

(ii) a fee of not exceeding HK$100,000 per annum be payable to each member of the Audit Committee who is a Non-Executive Director of the Company for the services rendered in 2008, HK$50,000 of which shall be paid as a retainer and the balance not exceeding HK$50,000 shall be calculated by reference to the actual attendance of such member at the Audit Committee meetings held during the year and subject to such other terms (including as to pro-rating for the year ended 31 December 2008) as the Directors may in their absolute discretion see fit.

The Directors' fees (including fees payable to members of the Audit and Remuneration Committees) proposed for the financial year ended 31 December 2008 as mentioned above are different from those for the financial year ended 31 December 2007 which were approved by the shareholders of the Company at the 2007 Annual General Meeting.



SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司*

(Stock Code: 00069)

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shangri-La Asia Limited (the "Company") will be held at Island Ballroom, Level 5, Island Shangri-La Hotel, Pacific Place, Supreme Court Road, Central, Hong Kong on Friday, 23 May 2008 at 10:00 a.m. for the following purposes:

1. To receive and consider the audited financial statements and the reports of the Directors and the Auditors for the year ended 31 December 2007;

2. To declare a final dividend for the year ended 31 December 2007;

3. To re-elect retiring Directors;

4. To fix Directors' fees (including fees payable to members of the Audit and Remuneration Committees);

5. To re-appoint Auditors and to authorise the Directors of the Company to fix their remuneration;

6. To consider as Special Business, and if thought fit, pass with or without amendments the following resolutions as Ordinary Resolutions:

   A. THAT:

   (a) subject to paragraph (c) below, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot and issue additional shares in the share capital of the Company and to make or grant offers, agreements and options which would or might require the exercise of such power be and is hereby generally and unconditionally approved;

   (b) the approval in paragraph (a) above shall authorise the Directors of the Company during the Relevant Period to make or grant offers, agreements and options which would or might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), (ii) the exercise of any option under any share option scheme or similar arrangement for the grant or issue to option holders of shares in the Company, (iii) any scrip dividend scheme or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Bye-Laws of the Company, and (iv) any specific authority, shall not exceed 20 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution and the said approval shall be limited accordingly; and

(d) for the purposes of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Bye-Laws of the Company or any applicable laws of Bermuda to be held; or

(iii) the revocation or variation of this Resolution by an ordinary resolution of the shareholders of the Company in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the Directors of the Company to holders of shares on the register on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of or the requirements of any recognised regulatory body or any stock exchange in any territory outside Hong Kong).

B. THAT:

(a) the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all powers of the Company to repurchase its own shares on The Stock Exchange of Hong Kong Limited (the "HKSE") or on any other stock exchange on which the shares of the Company may be listed and recognised by the Securities and Futures Commission of Hong Kong and the HKSE for this purpose or on the Singapore Exchange Securities Trading Limited, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the HKSE or that of any other stock exchange as amended from time to time (as the case may be), be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company repurchased by the Company pursuant to paragraph (a) above during the Relevant Period shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution and the authority pursuant to paragraph (a) above shall be limited accordingly; and

(c) for the purposes of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Bye-Laws of the Company or any applicable laws of Bermuda to be held; or

(iii) the revocation or variation of this Resolution by an ordinary resolution of the shareholders of the Company in general meeting.

C. THAT:

Conditional upon the passing of Resolution No. 6B, the general mandate granted to the Directors of the Company and for the time being in force to exercise the powers of the Company to allot shares be and is hereby extended by the addition to the aggregate nominal amount of the share capital which may be allotted or agreed conditionally or unconditionally to be allotted by the Directors of the Company pursuant to such general mandate of an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted by the resolution set out as Resolution No. 6B, provided that such amount shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution.

By Order of the Board
Shangri-La Asia Limited
Teo Ching Leun
Company Secretary

Hong Kong, 28 April 2008

Head Office and Principal Place of Business in Hong Kong:
21st Floor, CITIC Tower
No. 1 Tim Mei Avenue
Central
Hong Kong

Notes:

1. Every shareholder entitled to attend and vote at the meeting convened by this notice (the "Meeting") is entitled to appoint up to two individuals as his proxies to attend and vote instead of him. Where a shareholder appoints two proxies to represent him, the form of proxy must clearly indicate the number of shares in the Company ("Shares") which each proxy represents and which proxy is designated as the voting proxy. If two proxies are appointed, only the voting proxy will be entitled to cast the shareholder's vote(s): (a) on a show of hands; (b) if both proxies purport to cast the shareholder's vote(s) in a different manner; and (c) on the exercise of a discretion. A proxy need not be a shareholder of the Company. The number of proxies appointed by a Clearing House (or its nominee) (as defined in the Company's Bye-Laws) is not subject to the aforesaid limitation. If a shareholder fails to specify the number of Shares which each proxy represents and/or the name of the voting proxy then, subject to the absolute discretion of the Chairman of the Meeting to decide otherwise, the shareholder shall be deemed to have appointed the first-named proxy as his voting proxy and that such first-named proxy shall represent all the Shares held by him.

2. Subject to note 1 above in relation to a Clearing House, a shareholder may only have one form of proxy valid at any one time and if a shareholder submits more than one form of proxy, the last form of proxy received in the manner described in note 4 below shall be treated as the only valid form of proxy.

3. Where there are joint registered holders of any Share, any one of such persons may vote at the Meeting, either personally or by proxy, in respect of such Share as if he were solely entitled thereto; but if more than one of such joint holders be present at the Meeting personally or by proxy, that one of the said persons so present whose name stands first on the registers of members in respect of such Share shall alone be entitled to vote in respect thereof. Several executors or administrators of a deceased shareholder in whose name any Share stands first will for this purpose be deemed joint holders thereof.

4. In order to be valid, the form of proxy, together with the power of attorney or other authority (if any) under which it is signed (or a notarially certified copy of that power or authority), must be deposited at the Company's branch share registrar in Hong Kong, Tricor Abacus Limited, at 26/F., Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, not less than 48 hours before the time appointed for holding the Meeting (or at any adjournment thereof).

5. The registers of members of the Company will be closed from Wednesday, 21 May 2008 to Friday, 23 May 2008, both days inclusive, during which no transfer of shares will be effected. In order to qualify for the proposed final dividend, all share transfers accompanied by the relevant share certificates must be lodged for registration with the Company's branch share registrar in Hong Kong, Tricor Abacus Limited, at the above address no later than 4:00 p.m. on Tuesday, 20 May 2008.

* *For identification purpose only*

此乃要件　請即處理

閣下如對本通函或應採取之行動有任何疑問，應諮詢　閣下之股票經紀或其他註冊證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下全部之香格里拉(亞洲)有限公司股份**售出或轉讓**，應立即將本通函連同隨附之代表委任表格送交予買主或承讓人或經手出售或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。



SHANGRI-LA ASIA LIMITED

(於百慕達註冊成立之有限公司)

香格里拉(亞洲)有限公司*

(股份代號：00069)

建議授予股份購回一般授權，重選退任董事及股東週年大會通告

香格里拉(亞洲)有限公司將於二零零八年五月二十三日(星期五)上午十時假座香港中環法院道太古廣場港島香格里拉大酒店五樓香島殿舉行之股東週年大會上提呈決議案，以批准包括本通函所載之事項。

股東週年大會通告載於本通函內，而股東週年大會代表委任表格則隨本通函附上。無論　閣下能否出席該會議，務請將代表委任表格按其印列之指示填妥，並於股東週年大會指定舉行時間48小時前交回本公司在香港之股份過戶登記分處卓佳雅柏勤有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓。

* 僅供識別

二零零八年四月二十八日

目　錄

在本通函內，除文義另有所指外，下列詞語具有以下涵義：

「二零零七年股東週年大會」	本公司於二零零七年五月二十三日(星期三)上午十時舉行之股東週年大會
「股東週年大會」	本公司將於二零零八年五月二十三日(星期五)上午十時假座香港中環法院道太古廣場港島香格里拉大酒店五樓香島殿舉行之股東週年大會
「董事會」	本公司董事會
「公司細則」	不時修訂之本公司細則
「本公司」	香格里拉(亞洲)有限公司，一家於百慕達註冊成立之豁免及有限責任公司，其股份於香港聯交所主板擁有第一上市地位及新交所擁有第二上市地位
「董事」	本公司之董事
「本集團」	本公司及其附屬公司
「香港聯交所」	香港聯合交易所有限公司
「港元」	香港法定貨幣港元
「香港」	中華人民共和國香港特別行政區
「KGL」	Kerry Group Limited
「最後實際可行日期」	二零零八年四月十七日，即本通函付印前確認所載若干資料之最後實際可行日期
「上市規則」	香港聯交所證券上市規則
「通告」	於二零零八年四月二十八日所發出召開股東週年大會之通告，該通告已載於本通函第15頁至第18頁

「認可證券交易所」	任何獲香港證券及期貨事務監察委員會與香港聯交所認可作購回證券用途之證券交易所
「證券條例」	證券及期貨條例
「新交所」	新加坡證券交易所有限公司
「股份」	本公司股本中每股面值1.00港元之普通股股份
「股份購回授權」	一般性及無條件授權董事，在任何期間直至本公司下屆股東週年大會結束之日或在股份決議案內所訂較早之日，行使權力購回本公司股份，惟最多可購回本公司於股份決議案通過之日已發行股本10%之已繳足股份
「股份決議案」	通告中第6B項之普通決議案
「收購守則」	香港公司收購及合併守則



SHANGRI-LA ASIA LIMITED
(於百慕達註冊成立之有限公司)
香格里拉(亞洲)有限公司*
(股份代號：00069)

執行董事：
郭孔演(主席)
郭孔錀先生(總裁兼首席執行官)
雷孟成先生(副主席)
Giovanni ANGELINI先生
吳士方先生

非執行董事：
郭雯光女士
何建源先生
李鏞新先生
Roberto V. ONGPIN先生
Alexander Reid HAMILTON先生†
Timothy David DATTELS先生†
黃啟民先生†
趙永年先生†
何建福先生
(何建源先生之替任董事)

註冊辦事處：
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

總辦事處及
香港主要營業地點：
香港
中區
添美道一號
中信大廈二十一樓

† 獨立非執行董事

* 僅供識別

敬啟者：

建議授予股份購回一般授權，
重選退任董事及
股東週年大會通告

1. 緒言

本通函旨在向各股東提供有關包括股份購回授權之詳情，而使各股東在獲得充足資料之情況下，決定投票贊成或反對於股東週年大會上提呈之股份決議案。

2. 股份購回一般授權

最近期授予之股份購回一般授權乃在二零零七年股東週年大會上，向董事授予可購回最多不超過10%之已發行及繳足股份之一般授權。

股份決議案將於股東週年大會上提呈，以批准向董事授予股份購回授權。股份購回授權將一直生效，直至本公司下屆股東週年大會結束時或通告所載第6B項決議案所述之任何較早日期為止。

謹請股東參閱本通函附錄I所載有關股份購回授權其他資料之說明函件。

3. 股東週年大會

股東週年大會通告載於本通函第15頁至18頁。多個普通決議案(其中包括批准股份購回授權)將於股東週年大會上提呈表決。

股東週年大會代表委任表格隨本通函附上。無論 閣下能否出席該會議，務請將代表委任表格按其印列之指示填妥，並於股東週年大會指定舉行時間48小時前交回本公司在香港之股份過戶登記分處卓佳雅柏勤有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓。填妥及交回代表委任表格， 閣下仍可親身出席股東週年大會並於會上投票。

根據公司細則第70條(惟受限於上市規則)，於股東大會上提呈投票之決議案必須以舉手方式表決，除非於宣佈舉手方式表決之結果時或之前或於撤回任何以投票方式表決之要求時：

(i) 大會主席；或

(ii) 至少三位親身出席大會之股東或其正式授權之公司代表或其委任代表(彼等須為有權於會議上投票之人士)；或

(iii) 任何親身出席大會之股東或其正式授權之公司代表或其委任代表(由其擁有之投票權須不少於所有有權於大會上投票之股東之總投票權之十分之一)；或

(iv) 任何親身出席大會之股東或其正式授權之公司代表或其委任代表(由其持有附有權利可於大會上投票之股份之已繳足金額總數相等於不少於附有有關權利之全部繳足股份總數之十分之一)

要求以投票方式表決。

此外，倘由(i)大會主席及(ii)董事所持有之委任代表投票權合共佔該會議之總投票權5%或以上，以及倘以舉手方式表決任何決議案時該會議之表決結果與上述代表委任表格所指示者相反，則持有上述委任代表投票權之大會主席及／或任何董事必須要求以投票方式表決，除非以該等人士持有之總代表權而言，舉行投票表決顯然不會推翻舉手表決之結果。

4. 推薦建議

董事認為，授予股份購回授權符合本公司及其股東之最佳利益。因此，董事建議各股東投票贊成將於股東週年大會上提呈之股份決議案。

5. 一般資料

謹請　閣下注意本通函附錄II及附錄III分別載有關於建議在股東週年大會上重選之退任董事之詳情及截至二零零八年十二月三十一日止年度之董事酬金(包括審核委員會及薪酬委員會成員之酬金)。

此致

列位股東　台照

代表董事會
香格里拉(亞洲)有限公司
董事
郭孔錀
謹啟

二零零八年四月二十八日

以下為上市規則規定須送呈股東之說明函件，使各股東可在獲得充足資料之情況下，決定投票贊成或反對將於股東週年大會上提呈有關股份購回授權之普通決議案。

1.　股份購回建議

於最後實際可行日期，本公司之已發行股本為2,882,469,799股已繳足股份。建議董事可購回之股份不得超過於股份決議案批准股份購回授權當日之已繳足股本之已發行股份10%。待股份決議案獲得通過後，假設於股東週年大會舉行前不再發行其他股份以及在不計入其他限制之情況下，本公司應可按股份購回授權在香港聯交所或認可證券交易所或新交所最多購回288,246,979股已繳足股份。

2.　購回之理由

董事認為，獲股東授予一般授權以讓本公司在市場購回股份，乃符合本公司及其股東之最佳利益。該等購回可使本公司資產淨值及／或本公司之每股盈利增加(須視乎當時市況及資金安排而定)，而且只有在董事相信該購回將為本公司及其股東帶來利益之情況下方會作出。

3.　購回之資金來源

在購回股份時，本公司只可運用其公司規章文件及百慕達法例規定可合法作此用途之資金。

倘於建議購回時期之任何時間內全面進行建議之股份購回，或會對本公司之營運資金或資產負債比率(與本公司截至二零零七年十二月三十一日止年度之年報所載經審核綜合財務報表所披露之狀況比較及考慮到本公司於最後實際可行日期之日之財務狀況)有重大之不利影響。

然而，董事不擬建議行使股份購回授權至某一程度，以致在該情況下董事認為會對本公司不時所需之營運資金或資產負債比率有重大之不利影響。

4. 一般事項

董事已向香港聯交所承諾，在適當之情況下，本公司於股份決議案獲得通過後根據股份購回授權行使權力購回股份時將會遵照上市規則及百慕達適用法例之規定。

各董事(於作出一切合理查詢後，就彼等所知)或彼等之任何聯繫人(定義見上市規則)現時概無意在股份決議案獲得本公司股東採納之情況下，向本公司出售股份。

關連人士(定義見上市規則)概無知會本公司，表示在股份購回授權獲批准之情況下，彼等現時擬向本公司出售任何股份，而彼等亦無承諾不會在股份購回授權獲批准之情況下向本公司出售任何股份。

倘股份購回導致股東於本公司之投票權之相應權益增加，此增加將就收購守則而言被視作一項收購事宜。故此，一名股東或一批行動一致之股東(視乎股東權益增加之水平)可取得或鞏固對本公司之控制權，而須根據收購守則第26條作出強制性收購。

於最後實際可行日期，根據證券條例第336條規定所須存置之登記名冊內記載，KGL直接或間接擁有1,428,283,194股股份[附註]之權益，佔本公司已發行股本所附之投票權約49.55%。倘股份購回授權獲全面行使(假設有關之事實及情況不變)，則KGL將持有本公司已發行股本所附之投票權約55.06%。

此增加可能導致出現須根據上文所述而作出強制性收購之情況。董事目前無意行使股份購回授權至某一程度，以致產生該收購之情況。除上文所述者外，董事並無覺察到任何根據股份購回授權所作出之任何購回可能產生須遵照收購守則承擔之後果。

附註：該等股份包括由泰國Shangri-La Hotel Public Company Limited之一家附屬公司所被視為持有之股份。

5. 本公司作出之股份購回

本公司並無於最後實際可行日期前六個月內在香港聯交所或認可證券交易所或新交所或以私人協議方式購回任何股份。

6. 市價

股份於最後實際可行日期前之十二個月期間，每個月在香港聯交所買賣之最高價及最低價如下：

		股份	
年份	月份	最高價	最低價
		港元	港元
二零零七年	四月	20.80	19.02
	五月	22.00	18.60
	六月	20.45	18.50
	七月	21.20	18.06
	八月	18.86	15.20
	九月	26.50	18.70
	十月	27.70	22.70
	十一月	26.75	20.35
	十二月	24.75	20.35
二零零八年	一月	25.80	18.80
	二月	25.00	19.80
	三月	24.85	17.00
	四月(截至最後實際可行日期)	23.00	19.00

有關通告第3項所述之重選退任董事，郭孔錀先生、吳士方先生、李鏞新先生、Alexander Reid HAMILTON先生根據本公司之公司細則第99條輪值告退。郭孔演先生及趙永年先生根據本公司之公司細則第102(B)條退任。所有退任董事（吳士方先生及李鏞新先生除外）均合資格並願意於股東週年大會上膺選連任。

以下為根據上市規則第13.51(2)條之規定所需披露膺選連任之退任董事之資料：

郭孔演先生

郭先生，現年52歲，於二零零八年四月獲委任為本公司之執行董事及主席。彼出生於馬來西亞，自一九九七年起任職於香港。彼為本公司主要股東KGL及嘉里控股有限公司的董事。郭先生亦為SCMP集團有限公司（於香港聯交所上市的公司）的執行主席、東亞銀行有限公司（於香港聯交所上市的公司）的獨立非執行董事、The Post Publishing Public Company Limited（於泰國證券交易所上市的公司）的董事及Wilmar International Limited（於新交所上市的公司）的非執行董事。此外，彼於二零零零年六月五日至二零零五年三月十日期間擔任鳳凰衛視控股有限公司（於香港聯交所上市的公司）的獨立非執行董事。郭先生持有英國Nottingham University的經濟學學士學位。彼為本公司兩名董事郭孔錀先生及郭雯光女士的堂弟，並為本公司公司秘書張錦綸女士之表兄。

於最後實際可行日期，郭先生於本公司股份之權益（定義見證券條例第XV部）如下：

股份

公司名稱	股份類別	所持股份數目 個人權益 （附註1）	家屬權益 （附註2）	公司權益 （附註3）	總計
本公司	普通股	438,240	79,693	1,808,240	2,326,173

附註：

1. 此等股份由郭先生以實益擁有人身份持有。
2. 此等股份由郭先生之配偶持有。
3. 此等股份由郭先生所控制之一間公司持有。

郭先生就其獲委任為本公司執行董事及主席與本公司訂有一項服務合約，任期為三年，惟須於本公司股東週年大會上膺選連任。根據其服務合約，郭先生有權收取年薪5,400,000港元及年度酌情花紅，全部均須由本公司薪酬委員會每年釐訂／審閱。該薪酬乃參照其職責範圍、業內之薪酬基準及現行市況而釐定。

除上述者外，郭先生並無任何其他事宜須知會本公司股東，亦無任何須根據上市規則第13.51(2)條任何規定而披露的資料。

郭孔錀先生

郭先生，現年55歲，自二零零八年四月二日起已獲委任為本公司總裁兼首席執行官。彼於二零零三年三月獲委任為本公司執行董事，並於二零零三年八月獲委任為本公司主席，而持有此職銜直至二零零八年四月一日。彼曾擔任嘉里建設有限公司(一家在香港聯交所上市之公司)之主席及為Allgreen Properties Limited(一家在新交所上市之公司)之董事。彼為港島香格里拉大酒店有限公司及香格里拉大酒店(九龍)有限公司主席兼董事總經理、嘉里控股有限公司副主席及香格里拉國際飯店管理有限公司主席。郭先生亦為Shang Properties, Inc.(一家在菲律賓上市之公司)之董事會主席。EDSA Properties Holdings Inc.(現稱Shang Properties, Inc.)與Kuok Philippine Properties, Inc.合併前，郭先生擔任Kuok Philippine Properties, Inc.(一家先前於菲律賓上市之公司)之董事會主席。彼自一九七八年開始加盟郭氏集團。彼持有英國University of Wales之經濟學碩士學位。郭先生為本公司董事郭雯光女士之胞弟，並為本公司主席郭孔演先生之堂兄及本公司公司秘書張錦綸女士之表兄。

於最後實際可行日期，郭先生於本公司股份及相關股份之權益(定義見證券條例第XV部)如下：

股份

		所持股份數目			
公司名稱	股份類別	個人權益 (附註1)	家屬權益	公司權益	總計
本公司	普通股	1,002,222	–	–	1,002,222

附註：

1. 此等股份由郭先生以實益擁有人身份持有。

相關股份－由本公司所授出之購股權

授出日期	每股購股權股份行使價	於最後實際可行日期持有之購股權股份數目
	港元	
二零零六年六月十六日	14.60	100,000

郭先生與本公司訂有服務合約。本公司董事會之薪酬委員會經參考本集團之表現及盈利能力、業內之薪酬基準及當時市況，審閱本公司執行董事之薪酬。截至二零零七年十二月三十一日止年度，郭先生自本集團收取年薪約29,742,000港元，此金額包括薪金、房屋津貼、酌情花紅、退休金計劃供款及其他實物利益。

除上述者外，郭先生並無任何其他事宜須知會本公司股東，亦無任何須根據上市規則第13.51(2)條任何規定而披露的資料。

Alexander Reid HAMILTON先生

HAMILTON先生，現年66歲，於二零零一年十一月獲委任為本公司之獨立非執行董事。彼之前曾擔任意馬國際控股有限公司、中遠國際控股有限公司、民生國際有限公司及中遠太平洋有限公司(均在香港聯交所上市)之獨立非執行董事。彼為多家公司之董事，包括中信泰富有限公司、中國遠洋控股股份有限公司及思捷環球控股有限公司(全部均在香港聯交所上市)，並為JF China Region Fund, Inc.(在紐約證券交易所掛牌之美國登記封閉式基金)之董事及於二零零七年四月獲委任為中華滙房地產有限公司(一家在倫敦證券交易所AIM上市之公司)之獨立非執行董事。彼為蘇格蘭特許會計師公會會員、香港會計師公會資深會員及董事學會之資深會員。彼曾為羅兵咸會計師事務所之合夥人長達十六年，於核數及會計方面擁有逾二十年經驗。HAMILTON先生現為董事會審核委員會之主席。

HAMILTON先生並沒有與本公司任何董事、高層管理人員或主要或控股股東(定義見上市規則)有任何關係。

於最後實際可行日期，HAMILTON先生於本公司相關股份之權益(定義見證券條例第XV部)如下：

相關股份－由本公司所授出之購股權

授出日期	每股購股權股份行使價	於最後實際可行日期持有之購股權股份數目
	港元	
二零零六年六月十六日	14.60	60,000

本公司已向HAMILTON先生發出聘用函，據此，HAMILTON先生獲委任為本公司獨立非執行董事，任期由二零零五年五月二十六日(彼最後一次獲重選為本公司董事之日期)起至股東週年大會結束止。彼有權收取本公司支付之董事袍金及作為薪酬委員會及審核委員會成員之酬金。截至二零零七年十二月三十一日止年度，HAMILTON先生自本公司收取董事袍金150,000港元、審核委員成員酬金100,000港元及薪酬委員會成員酬金50,000港元。

除上述者外，HAMILTON先生並無任何其他事宜須知會本公司股東，亦無任何須根據上市規則第13.51(2)條任何規定而披露的資料。

趙永年先生

趙先生，現年63歲，於二零零七年六月獲委任為本公司獨立非執行董事。趙先生現為Prima Donna Development Corporation、Prima Hotels Corporation及多家專注發展、擁有及管理位於加州、俄勒崗州及德州之酒店及其他房地產及權益之全資公司之擁有人、總裁及主席。彼於酒店及房地產行業擁有豐富經驗。於一九七五年定居美國前，趙先生曾在倫敦、西雅圖、新加坡、檳城、斐濟、拉斯維加斯、三藩市之多間酒店擔任不同管理職位，其中若干酒店乃本公司為其中一員之集團公司旗下之酒店。彼曾出任眾多大學委員會、理事會職務及參與多項籌款活動。彼為康奈爾大學永遠校董及校長顧問，並曾獲頒授多個獎項及榮譽以表彰其對高等教育之未來發展及酒店業之貢獻。趙先生活躍於多個組織機構，彼為Cornell Hotel Society Foundation, Inc.之終生信託人及康奈爾大學酒店管理學院院長顧問委員會成員。此外，彼亦擔任Cornell Nanyang Institute of Hospitality Management聯席顧問委員會

副主席及Banfi Vintners, Inc.顧問委員會主席。趙先生曾出任美國公民獎學金基金會國家顧問委員會委員、國際扶輪社保羅哈里斯之友、美國廚藝學院成員及法國美食國際協會三藩市分會正式會員。彼於過往三年並無擔任任何上市公司之董事職位。趙先生於一九六六年獲美國康奈爾大學頒授酒店管理學士學位，彼亦為瑞士洛桑酒店學院畢業生。

趙先生並沒有與本公司任何董事、高層管理人員或主要或控股股東（定義見上市規則）有任何關係。

於最後實際可行日期，趙先生並無持有本公司股份或相關股份之任何權益（定義見證券條例第XV部）。

本公司已向趙先生發出聘用函，據此，趙先生獲委任為本公司獨立非執行董事，任期由二零零七年六月六日（獲委任為本公司董事之日期）起至股東週年大會結束止。彼有權收取本公司支付之董事袍金。截至二零零七年十二月三十一日止年度，趙先生自本公司收取董事袍金85,890.41港元。

除上述者外，趙先生並無任何其他事宜須知會本公司股東，亦無任何須根據上市規則第13.51(2)條任何規定而披露的資料。

有關通告第4項所述之釐定董事酬金（包括審核委員會及薪酬委員會成員之酬金），董事建議付給每位非執行董事每年200,000港元作為截至二零零八年十二月三十一日止財政年度之董事酬金。此付款受限於董事（或已授權之董事會委員會）絕對認為合適之條款（包括關於截至二零零八年十二月三十一日止年度內按比例計算）。

對於薪酬委員會及審核委員會內之本公司非執行董事在二零零八年所提供之服務，董事亦建議彼等獲發酬金。詳情如下：

(i) 對於薪酬委員會內之每位本公司非執行董事在二零零八年所提供之服務，建議支付每年50,000港元，並受限於董事絕對認為合適之條款（包括關於截至二零零八年十二月三十一日止年度內按比例計算）。

(ii) 對於審核委員會內之每位本公司非執行董事在二零零八年所提供之服務，建議支付每年不超過100,000港元之酬金，其中50,000港元是聘請費而另外不超過50,000港元之款項則以該名成員出席年內舉行之審核委員會會議之實際出席率計算，並受限於董事絕對認為合適之其他條款（包括關於截至二零零八年十二月三十一日止年度內按比例計算）。

上述截至二零零八年十二月三十一日止財政年度建議之董事酬金（包括審核委員會及薪酬委員會成員之酬金）與截至二零零七年十二月三十一日止財政年度之酬金不相同。該二零零七年度之酬金於二零零七年股東週年大會上由本公司之股東批准。



SHANGRI-LA ASIA LIMITED
(於百慕達註冊成立之有限公司)
香格里拉(亞洲)有限公司*
(股份代號：00069)

茲通告香格里拉(亞洲)有限公司(「本公司」)謹訂於二零零八年五月二十三日星期五上午十時假座香港中環法院道太古廣場港島香格里拉大酒店五樓香島殿舉行股東週年大會，藉以考慮下列議程：

1. 省覽截至二零零七年十二月三十一日止年度之經審核財務報表及董事會與核數師之報告；

2. 宣派截至二零零七年十二月三十一日止年度之末期股息；

3. 重選退任董事；

4. 釐定董事酬金(包括審核委員會及薪酬委員會成員之酬金)；

5. 重新委任核數師，並授權本公司董事會釐定其酬金；

6. 作為特別事項，考慮並酌情通過(不論有否修訂)下列決議案為普通決議案：

A. **動議**：

(a) 在下文(c)段之規限下，一般性及無條件批准本公司董事會在有關期間(按下文之定義)內，行使本公司全部權力，以配發及發行本公司股本中之額外股份，並就此作出或授予將會或可能需行使此項權力之售股建議、協議及購股權；

(b) 上文(a)段之批准並授權本公司董事會於有關期間內作出或授予售股建議、協議及購股權，該等權力將會或可能須在有關期間結束後行使；

(c) 本公司董事會根據上文(a)段之批准而配發或同意有條件或無條件配發(不論是否依據購股權或其他原因而配發)之股本面值總額(根據(i)配售新股(按下文之定義);(ii)根據向購股權持有者授予或發行本公司股份之任何購股權計劃或類似安排而行使之任何購股權,(iii)根據本公司之公司細則以股份代替股息計劃之形式或類似安排而配發代替全部或部份股息之股份,及(iv)任何指定之授權而發行者除外)不得超過在本決議案通過之日本公司已發行股本面值總額之20%,而上述之批准亦以此為限;及

(d) 就本決議案而言:

「有關期間」乃指由本決議案通過之日至下列三者之較早日期止之期間:

(i) 本公司下屆股東週年大會結束之日;

(ii) 本公司之公司細則或任何適用於百慕達之法例所規定本公司須舉行下屆股東週年大會之期限屆滿之日;或

(iii) 本決議案所載之權力經由本公司股東於股東大會上通過普通決議案將之撤銷或修訂之日。

「配售新股」乃指本公司董事會在指定之期間內向某一指定記錄日期登記在股東名冊上之股份持有人按其當時之持股比例而提出之股份配售建議(惟本公司董事會有權就零碎股權或香港以外任何地區之法律或任何獲認可之監管機構或任何證券交易所規定下之限制或責任,作出其認為必需之豁免或其他安排)。

B. **動議**：

(a) 一般性及無條件批准本公司董事會在有關期間(按下文之定義)內，根據所有適用法律及不時修訂之香港聯合交易所有限公司(「香港聯交所」)證券上市規則或任何其他證券交易所之要求(視乎情況而定)行使本公司之全部權力在香港聯交所或本公司股份可能上市且獲香港證券及期貨事務監察委員會與香港聯交所就此認可之任何其他證券交易所或在新加坡證券交易所有限公司購回本身之股份；

(b) 本公司按照上文(a)段之批准可在有關期間購回之本公司股份之面值總額不得超過本公司於本決議案通過之日已發行股本面值總額之10%，而上述(a)段之批准亦以此為限；及

(c) 就本決議案而言，「有關期間」乃指由本決議案通過之日至下列三者之較早日期止之期間：

(i) 本公司下屆股東週年大會結束之日；

(ii) 本公司之公司細則或任何適用於百慕達之法例所規定本公司須舉行下屆股東週年大會之期限屆滿之日；或

(iii) 本決議案所載之權力經由本公司股東於股東大會上通過普通決議案將之撤銷或修訂之日。

C. **動議**：

待第6B項決議案獲得通過後，擴大本公司董事會獲授予並在當時生效之行使本公司配發股份權力之一般授權，即在本公司董事會根據該項一般授權而可予配發或同意有條件或無條件配發之股本之面值總額中加入相等於本公司根據第6B項決議案所獲授予之權力而購回



之本公司股本面值總額之數額，惟該數額不得超過於本決議案通過之日本公司已發行股本面值總額之10%。

承董事會命
香格里拉(亞洲)有限公司
公司秘書
張錦綸

香港，二零零八年四月二十八日

總辦事處及香港
主要營業地點：
香港
中區
添美道一號
中信大廈二十一樓

附註：

1. 凡有權出席本通告所召開之大會(「大會」)，並於大會上投票之股東，均可委任不超過兩位代表出席及代其投票。倘股東委派兩位代表，則須在代表委任表格上清楚列明各受委代表所代表之本公司股份(「股份」)數目及有投票權之委任代表。倘有兩位委任代表，在下述情況下只有擁有投票權之委任代表方可代股東投票：(a)以舉手方式投票；(b)倘兩位代表欲以不同方式代股東投票；及(c)行使酌情權投票。受委代表毋須為本公司之股東。由一間結算所(或其代理人)(定義見本公司之公司細則)所委任之代表數目則不受上述規限。倘股東未有註明每位受委代表屆時可代表之股份數目及／或有投票權之受委代表姓名，則該股東將被視為已委任名列首位之代表出任其有投票權之受委代表，惟大會主席絕對有權酌情另作決定。而該名列首位之代表將代表股東所持有之所有股份。

2. 除上述附註1所述有關之結算所外，股東於任何時間僅有一份有效之代表委任表格。倘股東遞交一份以上之代表委任表格，按以下附註4所述方式遞交之最後一份代表委任表格將被視作唯一有效之代表委任表格處理。

3. 如屬任何股份之聯名登記持有人，則任何一位該等人士均可於大會上投票(不論親身或委派代表)，猶如彼等為唯一有權投票者。惟倘超過一位有關之聯名持有人親自或委派代表出席大會，則該等出席者中只有在股東名冊內排名首位者方有權就該等股份投票。排名首位而已身故之股東之個別遺囑執行人或遺產管理人將被視作有關股份之聯名持有人。

4. 代表委任表格及經授權人簽署之授權書或其他授權文件(如有)或經由公證人簽署證明之授權書或授權文件之副本，須於大會(或任何續會)指定舉行時間最少四十八小時前送達本公司在香港之股份過戶登記分處卓佳雅柏勤有限公司(地址為香港灣仔皇后大道東28號金鐘匯中心26樓)方為有效。

5. 本公司將由二零零八年五月二十一日(星期三)至二零零八年五月二十三日(星期五)(包括首尾兩天)之期間內暫停辦理股份過戶登記。為符合資格獲得建議派發之末期股息，所有股份過戶文件連同有關股票必須不遲於二零零八年五月二十日(星期二)下午四時正前交回本公司在香港之股份過戶登記分處卓佳雅柏勤有限公司(地址如上)。

* 僅供識別

END